As filed with the Securities and Exchange Commission on May 11, 2017

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Cars.com Inc.

(Exact name of registrant as specified in its charter)

Delaware	7374	81-3693660
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

175 West Jackson Boulevard, Suite 800

Chicago, Illinois 60604

(312) 601-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James F. Rogers

175 West Jackson Boulevard, Suite 800

Chicago, Illinois 60604

(312) 601-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Igor Kirman

Victor Goldfeld

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000 (Telephone)

(212) 403-2000 (Facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer (Do not check if a smaller reporting company) ☐

Smaller reporting company	☐	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be Registered(2)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(3)	Amount of registration fee(4)
Common stock, $0.01 par value per share	111,066	$21.16	$2,349,122	$272.26

(1)	This Registration Statement on Form S-1 (this “Registration Statement”) covers up to 111,066 shares of common stock of Cars.com Inc., par value $0.01 per share, that may be offered in connection with the Cars.com Omnibus Incentive Compensation Plan (the “Cars.com Omnibus Plan”).
(2)	In addition, pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement shall also be deemed to cover any additional securities to be offered or issued in connection with the provisions of the Cars.com Omnibus Plan, which provides for adjustments in the amount of securities to be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(3)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(h) under the Securities Act, based upon the book value as of March 31, 2017 of the common stock, the latest practicable date.
(4)	Fee was calculated by multiplying 0.0001159 by the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED MAY 11, 2017

PROSPECTUS

Cars.com Inc.

The 111,066 shares of common stock covered by this prospectus may be acquired by participants in the Cars.com Omnibus Incentive Compensation Plan (the “Cars.com Omnibus Plan”) upon settlement of certain restricted stock unit awards and performance shares (collectively referred to as the “awards”) issued pursuant to the Cars.com Omnibus Plan. All awards are subject to the terms of the Cars.com Omnibus Plan and the applicable award agreement.

Cars.com Inc. (“Cars.com”) is currently a subsidiary of TEGNA Inc., which has determined to separate its digital automotive marketplace business from its media and other digital businesses through a distribution to its stockholders of all of the outstanding shares of Cars.com common stock.

There is no current trading market for Cars.com common stock, although Cars.com expects that a limited market, commonly known as a “when-issued” trading market, will develop on or about the record date for the distribution, and Cars.com expects “regular-way” trading of Cars.com common stock to begin on the first trading day following the completion of the distribution. Cars.com has been authorized to have its common stock listed on the New York Stock Exchange (the “NYSE”) under the symbol “CARS.”

Cars.com is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and, as such, is allowed to provide in this prospectus more limited disclosures than a registrant that would not so qualify. In addition, for so long as Cars.com remains an emerging growth company, it may also take advantage of certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and the Investor Protection and Securities Reform Act of 2010, for limited periods. See the section entitled “Prospectus Summary—Emerging Growth Company Status.”

In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 19.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this prospectus is May        , 2017.

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Presentation of Information

Except as otherwise indicated or unless the context otherwise requires, the information included in this prospectus about Cars.com assumes the completion of all of the transactions referred to in this prospectus in connection with the separation and distribution. Unless the context otherwise requires and except in the historical financial statements included herein, references in this prospectus to “Cars.com” or “SpinCo” refer to Cars.com Inc., a Delaware corporation, and its consolidated subsidiaries after the distribution. References to “Cars.com” in the historical financial statements included herein refer to Cars.com, LLC, a Delaware limited liability company, and the principal entity through which TEGNA’s digital automotive marketplace business has historically been operated. Unless the context otherwise requires, references in this prospectus to “TEGNA” or “Parent” refer to TEGNA Inc., a Delaware corporation, and its consolidated subsidiaries (other than, after the distribution, Cars.com and its consolidated subsidiaries). References to Cars.com’s historical business and operations refer to the business and operations of TEGNA’s digital automotive marketplace business that will be transferred to SpinCo in connection with the separation and distribution. References in this prospectus to the “separation” refer to the separation of the digital automotive marketplace business from TEGNA’s other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, Cars.com, to hold the assets and liabilities associated with the digital automotive marketplace business after the distribution. References in this prospectus to the “distribution” refer to the distribution of all of the shares of Cars.com common stock to TEGNA’s stockholders on a pro rata basis.

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PROSPECTUS SUMMARY

The following is a summary of material information discussed in this prospectus. This summary may not contain all the details concerning the separation or other information that may be important to you. To better understand the separation and Cars.com’s business and financial position, you should carefully review this entire prospectus. Except as otherwise indicated or unless the context otherwise requires, the information included in this prospectus about Cars.com assumes the completion of all of the transactions referred to in this prospectus in connection with the separation and distribution. Unless the context otherwise requires and except in the historical financial statements included herein, references in this prospectus to “Cars.com” or “SpinCo” refer to Cars.com Inc., a Delaware corporation, and its consolidated subsidiaries after the distribution. References to “Cars.com” in the historical financial statements included herein refer to Cars.com, LLC, a Delaware limited liability company, and the principal entity through which TEGNA’s digital automotive marketplace business has historically been operated. References in this prospectus to “TEGNA” or “Parent” refer to TEGNA Inc., a Delaware corporation, and its consolidated subsidiaries (other than, after the distribution, Cars.com and its consolidated subsidiaries), unless the context otherwise requires. References in this prospectus to Cars.com’s historical business and operations refer to the business and operations of TEGNA’s digital automotive marketplace business that will be transferred to SpinCo in connection with the separation and distribution. References in this prospectus to the “separation” refer to the separation of the digital automotive marketplace business from TEGNA’s other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, Cars.com, to hold the assets and liabilities associated with the digital automotive marketplace business after the distribution. References in this prospectus to the “distribution” refer to the distribution of all shares of Cars.com common stock to TEGNA’s stockholders on a pro rata basis.

Cars.com Inc.

Overview

With an average of more than 35 million visits each month during 2016, approximately 52% of which are mobile, and according to comScore, an average of approximately 11.8 million unique monthly visitors over the same time period, Cars.com is a leading online research destination for car shoppers. March 2016 research by DATALOGIX that was commissioned by Cars.com shows that approximately one-third of all vehicles sold in the U.S. in 2015 were researched on Cars.com. Today, nearly all consumers visit a third-party site such as Cars.com to gather vehicle and dealership information and to build consumer confidence prior to buying a vehicle. Cars.com offers credible and easy-to-understand information from consumers and experts that help car buyers to price and find new and used vehicles and car owners to find qualified service and repair providers. Cars.com aims to help consumers by providing objective, independent and trusted advice at every stage of the car ownership journey. Additionally, Cars.com operates Auto.com, DealerRater.com, NewCars.com and PickupTrucks.com, specialized websites directed towards different consumer segments. Leveraging its market-leading position and growing audience, Cars.com also informs digital marketing strategies through consumer insights and innovative products, helping automotive dealers and manufacturers to reach in-market car shoppers more effectively. For the years ended December 31, 2016, 2015, and supplemental pro forma 2014, Cars.com had revenues of $633 million, $597 million, and $515 million respectively. Throughout this Prospectus, 2014 financial information is presented on a supplemental pro forma basis to account for TEGNA’s October 2014 acquisition of the 73% of Classified Ventures, LLC that it did not already own, as more fully described in section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation.”

Cars.com generates revenues through the sale of online subscription advertising products targeting car dealerships by its own direct sales force as well as its affiliate sales channels. It hosts approximately 4.7 million vehicle listings at any given time and serves approximately 20,000 franchise and independent car dealers throughout all 50 states. Cars.com also generates revenue through the sale of display advertising to national advertisers.

Reflecting trends in consumer behavior, the digital automotive advertising market has grown rapidly, with U.S. automotive industry digital advertising spending reaching approximately $7.4 billion in 2015 after having increased at a compound annual growth rate of 20.6% from 2010 to 2015 according to a June 8, 2016 eMarketer report and analysis based on eMarketer data. As car shoppers increasingly turn to digital resources to research vehicles before making a purchase, Cars.com is well-positioned to take advantage of these shifting consumer and dealer trends due to its industry-leading automotive advertising solutions and user-friendly and innovative vehicle search platform.

The Cars.com business was founded in 1998 as a division of Classified Ventures, LLC, a joint venture formed by eight leading media companies, including TEGNA, to provide nationally branded online services for the classified advertising marketplace. On October 1, 2014, TEGNA purchased the 73% of equity interests in Classified Ventures, LLC that it did not previously own for $1.8 billion in cash. Since it was launched as one of the first digital automotive marketplaces in 1998, Cars.com has continuously pioneered new products to build upon its long-established brand strength and capture a growing share of a growing market. Its most recent initiatives to better serve and expand upon its existing buyer and seller customer bases include the introduction of a suite of new services and products. In March 2015, Cars.com moved into the market for vehicle service research with the launch of its partnership with RepairPal Inc., an innovative solution that provides information about reputable certified repair shops and allows consumers to receive estimates on potential vehicle repairs. In March 2016, Cars.com launched its Sell and Trade product, which captures the attention of car shoppers who want to transact quickly and easily by promoting dealerships interested in buying used cars for cash. The product also helps dealerships build their car-buying programs, as it provides car owners with multiple avenues to sell their vehicles, including through Cars.com’s Quick Offer online tool and mobile application. Further, in May 2015, Cars.com launched Event Positions—an ad position that promotes dealership events to an in-market audience during a specific time frame—to provide even more targeted and event-specific advertising opportunities to its seller customers. Cars.com is also innovating through its mobile platforms. The recently launched Lot Insights reporting tool is the first-of-its-kind in the industry. Lot Insights uses geo-fencing to measure the influence that Cars.com has on mobile shoppers by tracking those consumers on or near a dealer’s lot and delivering valuable insights to dealer advertisers. Most recently, Cars.com has deepened its editorial presence through TEGNA’s acquisition of DMR Holdings, Inc. (“DealerRater”) the industry’s largest automotive consumer review website with nearly 3.1 million consumer reviews of local dealers, which will be contributed to Cars.com. The acquisition provides Cars.com with new solutions to help dealers and original equipment manufacturers (“OEMs”) manage, measure and harness the power of social media.

As evidenced by these recent successful product launches, a combination of dealer and consumer information and feedback has positioned Cars.com to successfully develop new, complementary products and services. In the coming years, Cars.com intends to launch additional products that will continue to enhance the car buying experience, drive traffic to the Cars.com sites and mobile applications and better serve Cars.com’s buyer and seller customers.

Products and Services

Cars.com offers a suite of unique products and services targeting the automotive needs of its buyer and seller customers. Cars.com’s flagship service is its digital automotive marketplace search engine that empowers car buyers to make informed purchasing decisions and helps sellers to engage with a substantial portion of their target customer base. This online automotive marketplace service connects buyers and sellers across five distinct websites: Cars.com, Auto.com, DealerRater.com, NewCars.com and PickupTrucks.com. Cars.com’s automotive marketplace products also include credible user and expert automotive and dealer reviews, which further empower consumer decision-making.

Cars.com primarily generates revenues through the sale of online subscription advertising products to car dealerships by Cars.com’s own direct sales force (retail revenue), as well as through affiliate sales channels (wholesale revenue). Additionally, Cars.com generates revenue through the sale of display advertising to national advertisers. Finally, Cars.com helps consumers sell vehicles via a private party channel.

Consumer Products and Services

Car buyers and car owners interface with Cars.com primarily through the Cars.com sites and mobile applications. The four key elements of Cars.com’s consumer experience—shop, sell, service and research and expert advice—were designed to empower consumers to make convenient, informed decisions at every stage of the car ownership life cycle and therefore continually drive traffic to the Cars.com sites and mobile applications for the benefit of Cars.com’s advertising partners.

Shop. Through the Cars.com sites and mobile applications, consumers can access Cars.com’s automotive marketplace products which enable consumers to search for new or used vehicles on automotive dealership lots across the country by make, model, price and location. The Cars.com sites and mobile applications also connect consumers with dealers through email, text, telephone, chat, direct traffic referral, or a viewable map of the dealer’s location, providing convenience to consumers and concrete results to Cars.com dealership advertising partners.

Sell. To supplement the features of its flagship automotive marketplace products, in March 2016, Cars.com launched Sell & Trade, a solution that allows consumers to quickly and easily sell a vehicle through its new Quick Offer online tool and mobile application. Car sellers upload vehicle information and receive real-time online cash offers from local dealers with no obligation to buy a replacement vehicle. Further, car sellers can list personal vehicles on the Cars.com sites, enabling consumer-to-consumer sales.

Service. Cars.com partners with RepairPal, an innovative solution that connects consumers with reputable certified repair facilities, enabling consumers to obtain and compare vehicle repair estimates. RepairPal is both an integrated part of the Cars.com sites and a stand-alone, one-stop resource catering to car owners’ service and maintenance needs. RepairPal certifies automobile repair facilities nationwide based on training, reputation, warranty and fair pricing. In addition to connecting owners and repair service providers, RepairPal researches service data to determine the range of average repair prices based on labor rates and parts prices across a wide breadth of makes, models and model years, providing consumers with confidence in their selection of repair facilities and reducing consumers’ fear of overpaying. By enabling consumers to use self-education to better evaluate the service estimates that they receive, this solution aligns with Cars.com’s strategy of building brand value through empowering consumer decision-making. RepairPal also provides relevant content to answer service related questions and aggregates automotive safety and recall notices in one convenient location.

Research and Expert Advice. The Cars.com editorial team tests, reviews and photographs more than 200 different car makes and models every year and creates independent and unbiased coverage of the automotive landscape focusing on consumer advice, trends and analysis. Cars.com provides expert advice on a wide array of car buying topics such as incentive information, financing options and fuel economy, thereby allowing consumers to choose their future vehicles based on the automobile characteristics that matter most to them.

Dealer Reviews. In August 2016, TEGNA acquired DealerRater, the industry’s largest automotive consumer review website, which will be contributed to Cars.com. With nearly 3.1 million consumer reviews of local dealers, DealerRater harnesses the power of social media to help consumers decide where to buy a car. Beginning in 2017, Cars.com expects to deliver DealerRater’s product suite to local dealers to help them connect in-market shoppers with the right person in their dealership, helping dealers to better engage, monitor and promote their online presence to bring qualified consumers into their showrooms.

Advertiser Products and Services

Cars.com’s network of approximately 20,000 dealers lists approximately 4.7 million vehicles across the Cars.com sites and mobile applications that can be viewed by consumers at any given time whether they are at home or on the go. Cars.com’s brand and products afford dealerships access to more than 35 million monthly visits from consumers looking to buy, sell or service a vehicle. Due to the integrated consumer product and service offerings on the Cars.com sites and mobile applications that target not only car buyers, but also car sellers and car owners, dealers can advertise both their inventory of new and used cars and their service departments, while gaining access to an audience of motivated consumers looking for a convenient way to sell a car.

Online advertising packages. Cars.com offers dealers a monthly online subscription enabling dealers to showcase their new and used car inventory to motivated car buyers on the platforms that are responsible for helping consumers find approximately one-third of the automobiles purchased in the U.S. in 2015, according to March 2016 research by DATALOGIX that was commissioned by Cars.com. Vehicles for sale are highlighted with multiple photos, videos and vehicle specifications, and consumers are, at all times, but a few clicks away from contacting the listing dealer and moving further into the car buying process. To enhance their vehicle listings, dealers can purchase premium advertising services that can be uniquely tailored to an individual dealer’s current needs. For example, Cars.com’s Event Positions ad position promotes dealership events to in-market audiences during a specific time frame. Cars.com’s recently developed Lot Insights tool uses innovative geo-fencing to measure the influence that Cars.com has in connecting local in-market car shoppers to local dealers by tracking Cars.com mobile users on or near a dealer’s lot. These innovative products and tools have positioned Cars.com to take advantage of the growing online automotive advertising spend despite increasing competition in the digital automotive marketplace industry.

Sell & Trade. The Sell & Trade service of Cars.com’s innovative new Quick Offer online tool and mobile application leverages consumers’ desire for a convenient, simple car sales process to benefit its listing dealers by permitting these dealers to access a new audience of motivated consumers looking to sell a car and by giving dealers increasing control over the bidding process. Sell & Trade provides dealers with a new solution to building their used car inventories, which is critical to dealer profitability.

RepairPal Certified. RepairPal Certified works by connecting consumers with sellers of automobile repair services. In addition, Cars.com’s listing dealers can also advertise their service repair centers through Cars.com’s partnership with RepairPal. By leveraging consumer’s trust in the Cars.com brand, the RepairPal Certified product offers advertising dealers effective content delivery regarding their automotive service centers in an effort to facilitate growth of alternate, service-based revenue streams.

Pay-per-Lead. Cars.com operates NewLeadsPlus, a separate pay-per-lead product line that acquires consumer leads through Internet search engines and automotive destination websites, including its own, and sells these leads to members of its dealer network. These consumer leads feature the contact information for ready-to-buy new car shoppers and are sold primarily to dealers on a pay-per-lead basis. Consumer leads not purchased by dealers are sold to OEMs or lead reseller companies.

Manufacturers. With approximately 80% of the audience across the Cars.com sites and mobile applications currently in the market for a new or used vehicle, OEMs that operate on a national basis are offered valuable access to a targeted audience of in-market car shoppers when they purchase display advertising. Cars.com’s wide consumer reach allows it to successfully compete for and realize a market-leading share of the digital marketing spend of these OEMs. Beyond display advertising, Cars.com provides OEMs with consumer insights, data driven solutions and certified pre-owned marketing programs, which Cars.com believes are critical components of OEM digital marketing strategies.

Strategies

Cars.com’s strategy is to be a leader in share of audience and remain the trusted platform of choice for digital automotive media spend. Cars.com works to empower consumers and enable retailers by offering an innovative mix of complementary products and services that create seamless and enjoyable car buying and ownership experiences for consumers and efficient marketing solutions for advertisers. Cars.com aims to build brand recognition and drive car shopper and car owner visits to the Cars.com sites by empowering consumer decision-making and engaging consumers at every stage of the car ownership life cycle. Cars.com’s goal is to combine this growing consumer traffic with Cars.com’s technological and marketing capabilities to increase demand for its advertising solutions. Key elements of Cars.com’s strategy to achieve these objectives are as follows:

Leverage competitive strengths to provide targeted, integrated solutions to advertisers. Dealers and advertisers are seeking to reach their audience in an increasingly competitive market landscape and are struggling to influence attitudes and behavior at each step of the car purchasing process. These dealers and advertisers operate on a hyper-local level that Cars.com believes has not been a priority for other technology companies, and Cars.com believes that this environment presents an attractive opportunity to use its key capabilities to provide critical solutions to the most pressing challenges these dealers and advertisers face. Cars.com intends to leverage its many competitive advantages—including its innovative digital advertising services products and brand recognition as a trusted, unbiased third-party research platform—to create tailored media and marketing plans that efficiently target in-market consumers, drive dealership car buyer traffic and reinforce advertisers’ message and digital presence. Cars.com is a highly attractive advertising and marketing resource due to its offering of thoughtfully-crafted digital strategies that meet the unique needs of automobile industry marketers and advertisers. These unique product offerings allow seller customers and advertising partners of varying size and geographic reach to optimize the benefits of their marketing spend, which enables Cars.com to access a large universe of potential automotive advertising and marketing partners. Cars.com’s localized advertising capabilities, longstanding customer relationships, highly talented on-the-ground team of more than 600 digital marketing consultants and comprehensive promotional capabilities are all competitive advantages that Cars.com expects to use to sell integrated advertising and marketing solutions that meet the changing needs of its seller customers. Cars.com believes that creating new digital solutions for advertisers across the automobile industry on both a local and national basis will continue to put Cars.com in an excellent position to take advantage of the many opportunities resulting from the rapid pace of technological change in the industry.

Advertising Effectiveness and Delivering Value to Dealers. Cars.com believes that the digital automotive marketplace will continue to evolve as consumer shopping and buying behaviors change. Currently, many dealer-advertisers measure Cars.com’s value through “traditional leads,” connections from consumers to dealers that come in the form of phone calls and emails (and, more recently, text messages). Cars.com believes, and its research supports, that other interactions—particularly by consumers on mobile devices—also deliver willing buyers to dealer lots and influence purchases. These mobile interactions, such as vehicle and dealer research and discovery, deliver substantial additional value to dealers and advertisers but are not captured in “traditional lead” measurement. Cars.com’s innovation in the development and launch of Lot Insights and geo-fencing technology has demonstrated that consumers interact with dealers and make vehicle purchases based on their use of the Cars.com product and service suite. Cars.com believes that over time, dealers and advertisers will recognize the changes in consumer behavior and will also evolve in the way that they measure the value that Cars.com delivers. As the measurement of the effectiveness of automotive digital marketing spend evolves, and as Cars.com continues to introduce new products that can incrementally influence buyers of vehicles to proceed directly to dealers’ lots without ever generating a “traditional lead,” Cars.com believes that dealer-advertisers will continue to increase their digital marketing spend.

Expand into new markets and continue to offer new complementary products and services. Cars.com believes that there are significant opportunities to expand into adjacent markets in the automotive industry and potentially enter into new industry verticals. As indicated by Cars.com’s successful launches of Sell & Trade and Event Positions, its partnership with RepairPal Inc. and TEGNA’s recent acquisition of DealerRater, which will be contributed to Cars.com, Cars.com believes its expertise in dealer operations and the retail automotive industry, along with its ability to manage data and develop technological solutions, can be leveraged to provide solutions to the challenges that consumers, retailers, manufacturers and advertisers face in other aspects of the automotive and ancillary industries. Cars.com’s expansion strategy includes exploring acquisitions, partnerships, strategic investments and joint ventures, as well as a commitment to innovative in-house product development. Cars.com believes that its scale and current leadership position enhance its ability to evaluate such opportunities on an ongoing basis.

Increase mobile solutions to further drive car buyer traffic. Cars.com believes that on-the-go mobile device car buying research and comparison applications have been playing and will continue to play an increasingly important role in the digital automotive marketplace industry. Cars.com has seized on the opportunities presented by this trend. Approximately 52% of total Cars.com shoppers visited the Cars.com sites from mobile devices in 2016. Cars.com’s user-friendly mobile applications provide in-market car shoppers with real-time, credible research and price comparison tools while they are on the lot and actively engaged in the car buying process. Cars.com’s ability to reach this highly targeted audience benefits its seller customers and advertising partners by providing targeted, localized access to highly motivated potential customers. Currently, Cars.com provides its mobile applications to dealers as part of its core digital advertising package. Cars.com does not currently charge for these applications separately but rather provides them as a way to enhance its core advertising package.

Advertiser growth through market penetration and premium service offerings. Despite a trend toward consolidation among car dealers, Cars.com believes it has opportunities to expand the number of dealers it partners with and to grow their advertising spend with additional products that strengthen connections between consumers and dealers and further capture OEMs’ advertising spend as they shift advertising dollars online. Cars.com aims to increase and enhance connections between buyers and sellers by continuing to improve its user experience and providing consumers with additional information about specific dealers through DealerRater. Further, Cars.com believes that dealer consolidation will result in major dealer chains having more resources to focus on measuring marketing effectiveness. Cars.com intends to take advantage of this trend by continuing to introduce new products, such as Lot Insights, that improve dealers’ ability to measure the impact of their advertising spend on the Cars.com sites. By increasing connections that improve the return on advertising spend and demonstrating this value to advertisers, Cars.com believes it can increase the number of dealers in its network and capture additional revenue from its existing dealers through product enhancements and premium service offerings.

Supplement organic growth with selective acquisitions. Cars.com believes it will be well-positioned to pursue value-enhancing investments and acquisitions in the increasingly competitive digital automotive marketplace industry. Cars.com will be both opportunistic and disciplined in its acquisition strategy. Cars.com is a strong operator, and it expects that its strengths in market reach and efficient advertising solutions, coupled with its proven track record for developing innovative and complementary products and services, will help drive innovative approaches to revenue generation as well as efficiency gains in acquired businesses.

Strengths

Cars.com believes it enjoys the benefits of a number of unique talents and assets, many of which have helped it to develop into an established industry leader. The following strengths support its business strategies:

Broad footprint in consumer markets. Cars.com is one of the largest and best-known online automotive classified sales and research services, connecting car buyers and car owners with car sellers and repair service providers across multiple digital platforms in all 50 states. Cars.com hosts approximately 4.7 million vehicle listings at any given time and serves approximately 20,000 car dealers in all 50 states. Cars.com’s vast footprint also increases the available reach for advertisers and makes Cars.com’s services very attractive to manufacturers and dealership networks seeking digital-platforms for broad, impactful campaigns, as well as for local dealers and repair service providers seeking smaller-scale, targeted solutions.

Recognizable national brand. With an average of more than 35 million visits each month during 2016, approximately 52% of which are mobile, an average of approximately 11.8 million unique monthly visitors over the same time period according to comScore, and a strong reputation for providing credible, unbiased third-party reviews and service information, Cars.com has achieved a leading market position in a rapidly growing industry. Cars.com’s recognizable brand and the quality and reliability of its user interface have spurred consistent long-term growth in the number of car buyers, car sellers and advertisers using its platform. With approximately 4.7 million vehicle listings at any given time, the network effects of this brand-based growth are significant and create a positive feedback loop, as more listings lead to better informed consumers and a higher share of online automotive transactions, which in turn drives additional advertising revenue and enhances brand awareness. According to data provided by Millward Brown in April 2017, as of December 31, 2016 Cars.com had held a brand awareness leadership position in its industry for each of the previous eight consecutive quarters.

Significant organic revenue growth creating operating leverage. As a longstanding leader in the industry, Cars.com has enjoyed consistent and rapid organic revenue growth as changes in car buyer behavior have led to increased digital advertising spending. Cars.com’s operating expenses have grown at a lower rate than its revenues, as it is able to leverage its operations, sales and marketing and technology over a broader revenue base. This operating leverage has helped drive growth in Adjusted EBITDA margins as revenues have scaled. Cars.com’s Net income margin and Adjusted EBITDA margin in 2016 were 28% and 41%, up from 26% and 40%, respectively in 2015 and 7% and 23%, respectively in supplemental pro forma 2014.

Integrated and innovative digital platform aimed at a growing demographic. Through the Cars.com sites, Cars.com not only connects car buyers with car sellers in their relevant markets, but also empowers car buyers to make informed purchasing and service decisions by providing understandable, unbiased, credible expert and consumer reviews, as well as expert service advice. Further, Cars.com’s mobile site, which J.D. Power and Associates named number one in overall satisfaction among third-party websites in its 2016 Automotive Mobile Site StudySM, enables it to continue to grow market share among younger car buyers and consumers engaging in on-site research at dealerships. Cars.com’s research shows that consumers aged 18 to 34 (“millennials”) are more likely to use mobile devices than the general car shopper. According to a January 2014 study by Placed, Inc., 65% of millennials use a smartphone to research car buying opportunities prior to visiting a dealership, compared to just 54% of car shoppers 35 and older. Cars.com continues to focus on this younger age demographic, and according to an analysis based on data for December 2016 provided by comScore, 33% of the audience on the Cars.com sites was made up of millennials, which was more than the average of competitive sites. In September 2016, more than 41% of Cars.com’s total mobile shoppers were millennials. Cars.com believes that its innovative platforms meet this demographic’s needs. According to an analysis based on December 2015 and June 2016 data provided by comScore, the Cars.com site averaged more minutes per millennial visitor than most competing sites.

Cars.com has implemented a responsive design approach across all of its platforms. Cars.com’s responsive design is aimed at improving the consumer experience by crafting sites to provide an optimal viewing and interaction experience—such as easy reading and navigation with a minimum of resizing, panning and scrolling—across a wide range of devices, from desktop computers to mobile devices. Cars.com believes that its commitment to innovative digital products and marketing solutions across all digital platforms has solidified it as a leader in third-party automotive sales and service research, positioning it to take advantage of the rapid pace of technological change in an increasingly multi-platform industry.

Operational excellence. Cars.com believes that its efficient operations are a source of competitive strength, and an area of ongoing focus. Cars.com has historically achieved strong operating margins. Its marketing expenditures have produced what Cars.com believes are excellent returns on investment, including category-leading audience awareness and traffic to the Cars.com sites that have consistently scaled over time. Cars.com believes that through a culture that focuses on operational excellence, it is able to leverage the strengths of its employees to deliver robust results while maintaining a low headcount relative to the size of its operations.

Talented and creative management team. The strategy and content of Cars.com’s digital automotive marketplace is guided by strong leadership at every level of the organization. The Cars.com management team, led by President and Chief Executive Officer Alex Vetter, has instilled a culture of creativity and entrepreneurship that Cars.com believes leads to strong results. Recent successful innovations such as Lot Insights, Sell & Trade, and the partnership with RepairPal Inc. are examples of the creativity and business innovation that drive growth at Cars.com. Management plans to continue crafting new ways to leverage Cars.com’s strong brand recognition and leading market position to yield new and expanded revenue streams.

Experienced sales force and cost effective sales and service infrastructure. Cars.com’s sales force is responsible for managing its network of dealer and manufacturer advertisers across geographies and for providing onboarding and dealer support. Through its multi-channel approach to sales of subscription advertising products, supplemented by its major accounts sales team and national advertising sales organization, Cars.com has an efficient and synergistic sales infrastructure that enables its sales force to help dealers grow their businesses by regularly providing data-driven insights on marketing and advertising strategies. Cars.com’s ability to understand the needs of, actively listen to, collaborate with, and develop solutions for its customers has been, and continues to be, a crucial element of its success.

Editorial Strength and Credibility. Cars.com believes that its more than 30-person in-house editorial research staff is a distinct competitive advantage. This team provides over 200 expert reviews on new model releases each year. These award-winning journalists are regularly featured in leading industry publications, trade journals and daily newspapers, as well as on television. Cars.com believes that through videos, vehicle demonstrations and written insights, the staff’s unique editorial voice speaks to the needs of mainstream car shoppers, attracting additional traffic to and enhanced engagement with the Cars.com sites.

Summary of Risk Factors

An investment in Cars.com common stock is subject to a number of risks, including risks relating to Cars.com’s business, the separation and distribution and Cars.com common stock. Set forth below are some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Related to Cars.com’s Business

•	Cars.com’s business is subject to risks related to the larger automotive ecosystem, including consumer demand and other macroeconomic issues.

•	Cars.com participates in a highly competitive market, and pressure from existing and new companies may materially and adversely affect its business, results of operations and financial condition.

•	Cars.com relies on third-party service providers for many aspects of its business, including automobile pricing and other data, and any failure to maintain these relationships could harm its business.

•	Cars.com relies, in part, on Internet search engines and mobile application download stores to drive traffic to Cars.com, Auto.com, DealerRater.com, Newcars.com, PickupTrucks.com and its other websites (collectively, the “Cars.com sites”) and to its mobile applications. If the Cars.com sites and mobile applications fail to appear prominently in these search results, traffic to the Cars.com sites and mobile applications would decline and Cars.com’s business would be materially and adversely affected.

•	The value of Cars.com’s assets or operations may be diminished if its information technology systems fail to perform adequately.

•	If Cars.com’s security measures are compromised, or if its platform is subject to attacks that degrade or deny the ability of consumers to access the Cars.com’s sites, mobile applications or digital marketing services, consumers may curtail, or even stop, their use of Cars.com’s platform.

•	Cars.com’s business depends on a strong Cars.com brand, and any failure to maintain, protect or enhance the Cars.com brand could hurt Cars.com’s ability to retain or expand its base of consumers, dealers and advertisers, and its ability to increase the frequency with which such consumers, dealers and advertisers use Cars.com’s services.

•	Cars.com cannot assure you that it will be able to continue to successfully develop and launch new products or grow its complementary product offerings.

•	Cars.com’s business is dependent on keeping pace with advances in technology. If Cars.com is unable to keep pace with advances in technology, consumers may stop using its services and its revenues will decrease. If Cars.com is required to invest substantial amounts in technology, its financial performance may be materially and adversely affected.

•	If growth in the online and mobile automotive advertising market stagnates or declines, Cars.com’s business, results of operations and financial condition could be materially and adversely affected.

•	If Cars.com’s mobile applications do not continue to meet consumer demands or Cars.com is unable to successfully monetize its mobile application advertising solutions, its business, results of operations, financial condition and growth prospects may be materially and adversely affected.

•	Cars.com’s ability to generate wholesale advertising revenues depends, at least in part, on the performance of third parties who sell Cars.com’s solutions pursuant to affiliation agreements.

•	Uncertainty exists in the application of various laws and regulations to Cars.com’s business. New laws or regulations applicable to Cars.com’s business, or the expansion or interpretation of existing laws and regulations to apply to Cars.com’s business, could subject it to licensing requirements, claims, judgments and remedies, including monetary liabilities and limitations on its business practices, and could increase administrative costs or materially and adversely affect its financial performance.

•	Misappropriation or infringement of Cars.com’s intellectual property and proprietary rights, enforcement actions to protect its intellectual property and claims from third parties relating to intellectual property could materially and adversely affect Cars.com’s business, results of operations and financial performance.

Risks Related to the Separation and Distribution

•	Cars.com has no history of operating as a separate, publicly traded company, and Cars.com’s historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

•	Although TEGNA will receive an opinion from outside tax counsel to the effect that the requirements for tax-free treatment under Section 355 of the Code will be satisfied, such opinion is not binding on the IRS, and if the IRS determines the distribution to be taxable for U.S. federal income tax purposes, TEGNA and its stockholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities, and Cars.com could incur significant liabilities.

•	Cars.com may not achieve some or all of the expected benefits of the separation, and the separation may materially and adversely affect Cars.com’s business.

•	In connection with the separation, Cars.com will incur debt obligations that could adversely affect Cars.com’s business, profitability and ability to meet its obligations. As of December 31, 2016, on a pro forma basis after giving effect to the new financing arrangements that Cars.com expects to enter in connection with the separation and after giving effect to the application of the net proceeds of such financing, Cars.com’s total combined indebtedness would have been $655 million.

Risks Related to Cars.com Common Stock

•	Cars.com cannot be certain that an active trading market for its common stock will develop or be sustained after the distribution, and following the distribution, Cars.com’s stock price may fluctuate significantly.

•	There may be substantial changes in Cars.com’s stockholder base.

•	Cars.com does not expect to pay any cash dividends for the foreseeable future.

•	Cars.com is an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, its common stock may be less attractive to investors.

The Separation and Distribution

On September 7, 2016, TEGNA announced that it intends to separate its digital automotive marketplace business from its media and other digital businesses. The separation will occur by means of the pro rata distribution to TEGNA stockholders of all of the shares of common stock of Cars.com, which was formed to hold TEGNA’s digital automotive marketplace business.

On May 3, 2017, the TEGNA board of directors approved the distribution of all of Cars.com’s issued and outstanding shares of common stock on the basis of one share of Cars.com common stock for every three shares of TEGNA common stock held as of the close of business on May 18, 2017, the record date for the distribution, subject to the satisfaction or waiver of the conditions to the distribution as described in this prospectus. For a more detailed description of these conditions, see the section entitled “The Separation and Distribution—Conditions to the Distribution.”

Cars.com’s Post-Separation Relationship with TEGNA

After the distribution, TEGNA and Cars.com will be separate companies with separate management teams and separate boards of directors. Prior to the distribution, Cars.com will enter into a separation and distribution agreement with TEGNA, which is referred to in this prospectus as the “separation agreement” or the “separation and distribution agreement.” In connection with the separation, Cars.com will also enter into various other agreements to effect the separation and provide a framework for its relationship with TEGNA after the separation, such as a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements will provide for the allocation between Cars.com and TEGNA of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) of TEGNA and its subsidiaries attributable to periods prior to, at and after Cars.com’s separation from TEGNA and will govern the relationship between Cars.com and TEGNA subsequent to the completion of the separation. The separation agreement will provide that, in connection with the allocation of assets and liabilities, prior to the distribution, Cars.com will make a cash transfer of $650 million to TEGNA or one or more of its wholly owned subsidiaries.

For additional information regarding the separation agreement and other transaction agreements and the transactions contemplated thereby, see the sections entitled “Risk Factors—Risks Related to the Separation and Distribution,” “The Separation and Distribution” and “Relationship with TEGNA Following the Separation and Distribution.”

Reasons for the Separation

The TEGNA board of directors believes that separating the digital automotive marketplace business from the remaining businesses of TEGNA is in the best interests of TEGNA and its stockholders for a number of reasons, including:

•	The separation will allow investors to separately value TEGNA and Cars.com based on their unique investment identities, including the merits, strategy, performance and future prospects of their respective businesses. The separation will also provide investors with two distinct and targeted investment opportunities.

•	The separation will allow each company to more effectively pursue and implement its own distinct operating priorities and strategies and will improve management “fit and focus” at both companies, enabling the management of both companies to pursue unique opportunities for long-term growth and profitability.

•	Following the separation, the equity of each company will be able to be used as a focused “acquisition currency,” and as such, the separation will provide each company with greater opportunities to pursue value-enhancing acquisitions in industries with active M&A markets. Independent equity structures will afford each company direct access to capital markets, facilitating each company’s ability to pursue its specific growth objectives. Each company will also have the flexibility to develop a growth strategy that capitalizes on its distinct strengths and consequently each company will be well-positioned to capitalize on the available opportunity set in its specific market.

•	The separation will permit each company to concentrate its financial resources solely on its own operations, providing each company with greater flexibility to invest capital in its business at a time and in a manner appropriate for its distinct strategy and business needs. This will facilitate a more efficient allocation of capital based on each company’s profitability, cash flow and growth opportunities and allow each company to pursue an optimal mix of return of capital to stockholders, reinvestment in leading-edge technology and value-enhancing investments and M&A opportunities in related digital businesses.

•	The separation will facilitate incentive compensation arrangements with respect to equity of each of Cars.com and TEGNA, which will permit Cars.com and TEGNA employees to more narrowly focus on each respective business and further align employee incentives with those of the shareholders of each respective company.

Neither Cars.com nor TEGNA can assure you that, following the separation, any of the benefits described above or any other benefits will be realized to the extent anticipated, or at all.

The TEGNA board of directors also considered a number of potentially negative factors in evaluating the separation, including:

•	The separation may result in increased costs related to operating as a public company, such as compensating an independent board of directors, compliance with regulatory and stock exchange requirements, increased auditing and insurance fees and development of internal infrastructure and support functions, which costs were preliminarily estimated to be approximately $10 million to $15 million on an annual basis. The separation also will result in one-time separation costs, such as costs of legal counsel, financial advisors, debt issuance costs, the audit of Cars.com’s historical combined consolidated financial statements and accounting and valuation advisory work related to the separation, which costs were preliminarily estimated to be approximately $35 million to $40 million.

•	Many investors holding TEGNA common stock may hold such stock because of a decision to invest in a company with TEGNA’s profile. Following the distribution, the shares of Cars.com common stock held by those investors will represent an investment in a digital automotive marketplace company with a different profile from TEGNA. This profile may not align with such investors’ investment strategies and may cause such holders to sell their shares. As a result, Cars.com’s stock price may decline or experience volatility as Cars.com’s stockholder base changes.

•	Prior to the completion of the separation, it is expected that the separation will require significant time and effort from TEGNA’s and Cars.com’s respective management teams and consequently may result in the diversion of management attention away from operation of their respective businesses and potentially negative effects on TEGNA’s and Cars.com’s existing business relationships.

•	The tax matters agreement that TEGNA and Cars.com will enter into prior to the distribution will include restrictions that may limit Cars.com’s ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its stockholders or that might increase the value of its business. Under the tax matters agreement, for the two-year period following the distribution, Cars.com will be prohibited, except in certain circumstances, from: entering into any transaction resulting in the acquisition of all or a portion of its stock or assets, whether by merger or otherwise; merging, consolidating or liquidating; issuing equity securities beyond certain thresholds; repurchasing its capital stock beyond certain thresholds; and ceasing to actively conduct its business.

•	Cars.com may be unable to achieve the full strategic and financial benefits expected to result from the separation as described above in this section for a variety of reasons, including, among others: (i) following the separation, Cars.com may be more susceptible to market fluctuations and other adverse events than if it were still a part of TEGNA; (ii) following the separation, Cars.com’s business will be less diversified than TEGNA’s business prior to the separation; and (iii) the other actions required to separate TEGNA’s and Cars.com’s respective businesses could disrupt Cars.com’s operations.

The TEGNA board of directors concluded that the potential benefits of the separation outweighed these negative factors. For more information, see the section entitled “Risk Factors.”

In view of the wide variety of factors considered in connection with its evaluation of the separation, and the complexity of these matters, the TEGNA board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the separation. Rather, the TEGNA board of directors viewed its decisions as being based on the totality of the factors it considered. In addition, individual members of the TEGNA board of directors may have given differing weights to different factors. The TEGNA board of directors conducted an overall review of the factors described above.

For additional information, see the section entitled “The Separation and Distribution—Reasons for the Separation” included elsewhere in this prospectus.

Emerging Growth Company Status

Cars.com is an “emerging growth company,” as defined in the JOBS Act. As such, it is eligible to take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not emerging growth companies, including, but not limited to, scaled disclosure provisions with respect to financial information and executive compensation, compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and the requirements to hold a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. Cars.com may take advantage of these exemptions until it is no longer an emerging growth company. Cars.com cannot predict if investors will find its common stock less attractive because it intends to rely on some or all of these exemptions. If some investors find Cars.com common stock less attractive as a result, there may be a less active trading market for Cars.com common stock and its stock price may become more volatile.

In addition, Section 107 of the JOBS Act provides that an emerging growth company may take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Cars.com has elected not to take advantage of the benefits of this extended transition period and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. This election is irrevocable.

Cars.com could remain an emerging growth company until the earliest of (a) the last day of the first fiscal year in which its annual gross revenues exceed $1.07 billion, (b) the last day of the fiscal year following the fifth anniversary of the date of the first sale of its common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), (c) the date that Cars.com becomes a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of its common stock that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter, or (d) the date on which Cars.com has issued more than $1 billion in non-convertible debt during the preceding three-year period.

Corporate Information

SpinCo was incorporated in Delaware on August 26, 2016 for the purpose of effecting the separation of TEGNA’s digital automotive marketplace business from its remaining businesses. Prior to the distribution, TEGNA will contribute its digital automotive marketplace business, which primarily comprises Cars.com, LLC and DMR Holdings, Inc., to SpinCo. Until this contribution occurs, SpinCo will not carry on any substantial business or conduct any operations other than those necessary to effect the contribution of TEGNA’s digital automotive marketplace business and the eventual separation of SpinCo from TEGNA by means of the pro rata distribution of all of SpinCo’s outstanding common stock to holders of TEGNA common stock. At the time of the distribution, SpinCo will hold TEGNA’s digital automotive marketplace business.

The address of SpinCo’s principal executive offices is 175 West Jackson Boulevard, Suite 800, Chicago, Illinois 60604. SpinCo’s telephone number after the distribution will be (312) 601-5000. SpinCo maintains an Internet site at www.cars.com. SpinCo’s corporate website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making any investment decision.

SUMMARY HISTORICAL AND PRO FORMA

FINANCIAL DATA

The following summary financial data reflects the operations of Cars.com. Cars.com derived the summary income statement data for each of the years ended December 31, 2016, December 31, 2015 and December 31, 2014, as set forth below, from Cars.com, LLC’s audited Annual Financial Statements, which are included in the “Index to Financial Statements” section of this prospectus and from Cars.com’s unaudited condensed pro forma financial statements included in the “Unaudited Pro Forma Financial Statements” section of this prospectus. Cars.com’s underlying financial data was derived from the financial records of TEGNA as of December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016 and December 31, 2015, and for the period October 1, 2014 to December 31, 2014. Financial data for the period January 1, 2014 to October 1, 2014 were derived from the historical accounts of Cars.com under the previous ownership of Classified Ventures, LLC. As a result, the historical results may not necessarily reflect Cars.com’s results of operations, financial position and cash flows for future periods or what they would have been had Cars.com been a separate, stand-alone company during the periods presented. To ensure a full understanding of this summary financial data, the information presented below should be reviewed in combination with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and accompanying notes thereto included elsewhere in this prospectus.

The summary unaudited pro forma financial data presented has been prepared to reflect the separation. The unaudited pro forma condensed income statement data presented reflects the financial results as if the separation occurred on January 1, 2016, which was the first day of fiscal 2016. The unaudited pro forma balance sheet data reflects the financial position as if the separation occurred on December 31, 2016. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information.

The unaudited pro forma condensed financial statements are not necessarily indicative of Cars.com’s results of operations or financial condition had the distribution and its anticipated post-separation capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had Cars.com been operating as an independent, publicly traded company during such periods. In addition, they are not necessarily indicative of its future results of operations, financial position or cash flows.

This summary historical and pro forma financial data should be reviewed in combination with the sections entitled “Unaudited Pro Forma Financial Statements,” “Capitalization,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and accompanying notes included in this prospectus.

	For the Year Ended December 31,
(In thousands of dollars, except for per share amounts)	2016 Pro Forma (unaudited)	2016 Successor	2015 Successor	For the period Oct. 1, 2014 to Dec. 31, 2014 Successor	For the period Jan. 1, 2014 to Oct. 1, 2014 Predecessor
Selected Statement of Income Information
Revenues
Retail	$462,776	$462,776	$424,632	$101,011	$280,283
Wholesale	170,330	170,330	171,878	44,928	69,732
Total revenues	633,106	633,106	596,510	145,939	350,015
Income from continuing operations	98,183	176,370	157,838	16,218	6,377
Net income	98,183	176,370	157,838	16,218	575,378
Net income per share
Basic	$1.37
Diluted	$1.37

	For the Year Ended December 31,
(In thousands of dollars)	2016 Successor	2015 Successor
Non-GAAP Financial Measures
Adjusted EBITDA(1)	$259,756	$238,551

(1)	For a reconciliation of the above non-GAAP metrics to the most directly comparable financial measures calculated and presented in accordance with GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The 2016 unaudited pro forma adjustments did not change 2016 adjusted EBITDA.

THE OFFERING

Securities Offered	111,066 shares of common stock.

Use of Proceeds	The settlement of the awards is not expected to generate any proceeds for Cars.com.

Listings	There is no current trading market for Cars.com common stock, although Cars.com expects that a limited market, commonly known as a “when-issued” trading market, will develop on or around the record date for the distribution, and Cars.com expects “regular-way” trading of Cars.com common stock to begin on the first trading day following the completion of the distribution. Cars.com has been authorized to have its common stock listed on the New York Stock Exchange (the “NYSE”) under the symbol “CARS.”

RISK FACTORS

You should carefully consider the following risks and other information in this prospectus in evaluating Cars.com and Cars.com common stock. Any of the following risks could materially and adversely affect Cars.com’s business, results of operations and financial condition. The risk factors have been separated into three general groups: risks related to Cars.com’s business, risks related to the separation and risks related to Cars.com common stock.

Risks Related to Cars.com’s Business

Cars.com’s business is subject to risks related to the larger automotive ecosystem, including consumer demand and other macroeconomic issues.

Decreases in consumer demand could adversely affect the market for automobile purchases and, as a result, reduce the number of consumers using Cars.com’s platform. Consumer purchases of new and used automobiles generally decline during recessionary periods and other periods in which disposable income is adversely affected. Purchases of new and used automobiles are typically discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy, including increases in the cost of energy and gasoline, the availability and cost of credit, reductions in business and consumer confidence, stock market volatility and increased unemployment. A reduction in the number of automobiles purchased by consumers could adversely affect automobile dealers and car manufacturers and lead to a reduction in other spending by these constituents, including targeted incentive programs. Though Cars.com’s current customer bases, revenue sources and operations are substantially limited to the U.S., Cars.com’s business may be negatively affected by challenges to the larger automotive ecosystem and other macroeconomic issues. Each of the foregoing could materially and adversely affect Cars.com’s business, results of operations and financial condition.

Cars.com participates in a highly competitive market, and pressure from existing and new companies may materially and adversely affect its business, results of operations and financial condition.

Cars.com faces significant competition from companies that provide listings, information, lead generation, and car-buying services designed to reach consumers and enable dealers to reach these consumers.

Cars.com’s competitors offer various products and services that compete with Cars.com. Some of these products include:

•	Internet search engines and online automotive sites such as Google, AutoTrader.com, eBay Motors, Edmunds.com, KBB.com, Autobytel.com, CarGurus.com, Carfax.com, NADAGuides.com and TrueCar.com.

•	sites operated by automobile manufacturers such as General Motors and Ford.

•	providers of offline, membership-based car-buying services such as the Costco Auto Program.

•	offline automotive classified listings, such as trade periodicals and local newspapers.

Cars.com competes with many of the above-mentioned companies and other companies for a share of car dealers’ overall marketing budget. To the extent that car dealers view alternative marketing and media strategies to be superior, Cars.com may not be able to maintain or grow the number of dealers in its network and such dealers may sell fewer cars to users of Cars.com’s platform and Cars.com’s business, results of operations and financial condition may be materially and adversely affected.

New competitors may enter the online automotive retail industry with competing products and services, which could have a material and adverse effect on Cars.com’s business, results of operations and financial condition.

Cars.com’s competitors could significantly impede Cars.com’s ability to expand its network of dealers and to reach consumers. Its competitors may also develop and market new technologies that render Cars.com’s existing or future products and services less competitive, unmarketable or obsolete. In addition, if competitors develop products or services with similar or superior functionality to Cars.com’s solutions, Cars.com may need to decrease the prices for its solutions to remain competitive. If Cars.com is unable to maintain its current pricing structure due to competitive pressures, its revenue may be reduced and its operating results may be negatively affected.

Some of Cars.com’s larger competitors may be better able to respond more quickly with new technologies and to undertake more extensive marketing or promotional campaigns. In addition, to the extent that any of Cars.com’s competitors have existing relationships with dealers or automobile manufacturers for marketing or data analytics solutions, those dealers and automobile manufacturers may be unwilling to continue to partner with Cars.com. If Cars.com is unable to compete with these companies, the demand for its products and services could substantially decline.

In addition, if any of Cars.com’s competitors were to merge or partner with another of Cars.com’s competitors, the change in the competitive landscape could materially and adversely affect Cars.com’s ability to compete effectively. Cars.com’s competitors may also establish or strengthen cooperative relationships with Cars.com’s current or future third-party data providers, technology partners or other parties with whom Cars.com has relationships, thereby limiting Cars.com’s ability to develop, improve and promote its solutions. Cars.com may not be able to compete successfully against current or future competitors, and competitive pressures may materially and adversely affect Cars.com’s business, results of operations and financial condition.

Cars.com relies on third-party service providers for many aspects of its business, including automobile pricing and other data, and any failure to maintain these relationships could harm its business.

Cars.com’s business relies on the collection, use and analysis of third-party data for the benefit of its car buying customers, dealer customers and advertisers. Cars.com uses information about automobiles, ownership history and pricing from third parties, including OEMs, dealers and others, in various aspects of its business. In addition, Cars.com’s ability to grow its user base depends, in part, on the availability and quality of data relating to potential users of the Cars.com platform. If the third parties on which Cars.com depends are unable to provide data, experience difficulty meeting Cars.com’s requirements or standards, or revoke or fail to renew Cars.com’s licenses for such data, Cars.com could have difficulty operating key aspects of its business, which could damage its business and reputation. In addition, if such third-party service providers were to cease operations, temporarily or permanently, face financial distress or other business disruption or increase their fees, or if Cars.com’s relationships with these providers were to deteriorate, Cars.com could suffer increased costs and delays in its ability to provide its products to consumers and customers until an equivalent provider could be found or until Cars.com develops replacement technology or operations. Cars.com attempts to mitigate this risk by signing long-term contracts with its data vendors, but such contracts do not guarantee that Cars.com will continue to receive the high quality data on which its business relies. If any of the foregoing occurs or if Cars.com is unsuccessful in choosing or finding high-quality partners, fails to negotiate cost-effective relationships with such partners or ineffectively manages these relationships, it could materially and adversely affect Cars.com’s business, results of operations and financial condition.

Cars.com relies on in-house content creation and development to drive traffic to the Cars.com sites and mobile applications.

Cars.com relies on its in-house editorial content team to continually develop content of use and interest to consumers in order to drive traffic to the Cars.com sites and mobile applications. The Cars.com editorial content team tests, reviews and photographs more than 200 different car makes and models every year to facilitate its creation of independent and unbiased coverage of the automotive landscape. Cars.com’s internally developed content focuses primarily on consumer purchasing and ownership advice and analysis of consumer automotive purchasing and ownership trends. If Cars.com is unable to continue to develop such content, it may be required to rely on third-party content providers, which would lead to less distinctive content on the Cars.com sites and increased operating costs. Additionally, if Cars.com is unable to continue providing the same level of high-quality, unique consumer content as it does currently, consumer traffic across the Cars.com sites and mobile applications could decrease. Such a decrease would lead to dealers receiving fewer indications of consumer interest through leads generated by the Cars.com sites and mobile applications, and recognizing less value for their digital advertising spend. As a result, dealers may not continue to list their vehicles on the Cars.com sites and mobile applications. Similarly, decreased traffic due to a failure to continue developing unique content in-house may cause national advertisers such as OEMs to shift their digital advertising spend to sites with higher traffic. Any of the foregoing could materially and adversely affect Cars.com’s business, results of operations and financial condition.

Cars.com relies in part on Internet search engines and “mobile application download stores” to drive traffic to the Cars.com sites and mobile applications. If the Cars.com sites and mobile applications fail to appear prominently in these search results, traffic to the Cars.com sites and mobile applications would decline and Cars.com’s business would be materially and adversely affected.

Cars.com depends, in part, on Internet search engines such as Google, Bing, and Yahoo! to drive traffic to the Cars.com sites. For example, when a user types the make and model of a specific automobile or a generic phrase, such as “automobile prices,” into an Internet search engine, Cars.com relies on a high organic search ranking of the Cars.com sites in these search results to drive user traffic. However, Cars.com’s ability to maintain these high, nonpaid search result rankings is not fully within its control. For example, its competitors’ search engine optimization efforts may result in their websites receiving a higher search result page ranking than that of Cars.com, or Internet search engines could revise their methodologies in a way that would adversely affect Cars.com’s search result rankings. In addition, Internet search engines could provide automobile dealer and pricing information directly in search results or choose to align with Cars.com’s competitors or develop competing services. The Cars.com sites have experienced fluctuations in search result rankings in the past, and it is anticipated that similar fluctuations will occur in the future.

Additionally, Cars.com depends in part on mobile application download stores such as the Apple App Store and Google Play to direct traffic towards Cars.com’s mobile applications. When a mobile device user searches in a mobile application download store for “car buying app” or a similar phrase, Cars.com relies on both a high search ranking and consumer brand awareness to drive consumers to select and download the Cars.com mobile applications instead of those of its competitors. However, Cars.com’s ability to maintain high, nonpaid search result rankings in mobile application download stores is not fully within its control. Cars.com’s competitors’ mobile application download store search optimization efforts may result in their mobile applications receiving a higher result ranking than that of Cars.com, or mobile application download stores could revise their methodologies in a way that would adversely affect Cars.com’s search result rankings.

If Internet search engines or mobile application download stores modify their search algorithms in ways that negatively impact traffic to the Cars.com sites or Cars.com mobiles applications, or if the search engine or mobile application download store optimization efforts of Cars.com’s competitors are more successful than Cars.com’s own efforts, overall growth in Cars.com’s user base could slow or the user base could decline. Any reduction in the number of users directed to the Cars.com sites or Cars.com mobile applications through Internet search engines and/or mobile application download stores could materially and adversely affect Cars.com’s business, operating results and financial condition.

The value of Cars.com’s assets or operations may be diminished if its information technology systems fail to perform adequately.

Cars.com’s information technology systems are critically important to operating its business efficiently and effectively. Cars.com’s brand, reputation and ability to attract consumers and advertisers depend on the reliability of Cars.com’s technology platforms and the ability to continuously deliver content. Interruptions in Cars.com’s information technology systems, whether due to system failures, computer viruses, physical or electronic break-ins, capacity constraints, power outages, local or widespread internet outages, telecommunications breakdowns or other uncontrollable events, could affect the security or availability of products on the Cars.com sites or Cars.com’s mobile applications or prevent or inhibit the ability of consumers to access Cars.com’s products. The failure of Cars.com’s information technology systems to perform as anticipated could disrupt Cars.com’s business and result in transaction errors, processing inefficiencies, decreased use of the Cars.com sites or mobile applications and loss of sales and customers, which could materially and adversely affect Cars.com’s business, results of operations and financial condition.

If Cars.com’s security measures are compromised, or if its platform is subject to attacks that degrade or deny consumers’ ability to access its sites, mobile applications or digital marketing services, consumers may curtail, or even stop, their use of Cars.com’s platform.

Like other technology-based businesses, Cars.com’s solutions are vulnerable to computer viruses, break-ins, phishing attacks, attempts to overload servers with denial-of-service or other attacks, as well as similar disruptions from unauthorized use of Cars.com’s computer systems, any of which could lead to interruptions, delays or website or software shutdowns, potentially causing loss of critical data or the unauthorized disclosure or use of confidential information. If Cars.com experiences such a disruption to its security that results in performance or availability problems, the complete shutdown of the Cars.com sites or mobile applications or the loss or unauthorized disclosure of confidential information, consumers, dealers or advertisers may lose trust and confidence in Cars.com, decrease their use of its solutions or stop using its solutions entirely. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, often are not recognized until launched against a target and may originate from less regulated and remote areas around the world, Cars.com may be unable to proactively address these techniques or to implement adequate preventative measures. In addition, dealer and advertiser accounts and content could be hacked, hijacked, altered or otherwise claimed or controlled by unauthorized persons. Although Cars.com believes that its security measures adequately protect against unauthorized use of Cars.com’s technology systems, there is no guarantee that these controls will adequately protect against such risks. Cars.com maintains cyber risk insurance, but this insurance may not be sufficient to cover all losses from any future breach of Cars.com’s systems. Any such breach, attack or disruption could negatively impact Cars.com’s ability to attract new consumers, dealers or advertisers and could deter current consumers, dealers or advertisers from using Cars.com’s solutions, or subject Cars.com to lawsuits, regulatory fines or other action or liability, thereby having a material and adverse effect on Cars.com’s business, results of operations and financial condition.

Cars.com’s business depends on a strong Cars.com brand, and any failure to maintain, protect and enhance the Cars.com brand could hurt Cars.com’s ability to retain or expand its base of consumers, dealers and advertisers, and its ability to increase the frequency with which such consumers, dealers and advertisers use Cars.com’s services.

Cars.com believes that maintaining and increasing the strong recognition of the Cars.com brand is critical to the company’s future success. Cars.com is known for attracting a large base of in-market car shoppers by offering credible and easy-to-understand information from consumers and experts and an unrivaled set of new and used car listings for consumers to view. In addition, OEMs, dealers and other advertisers rely on Cars.com’s innovative digital marketing services to drive results in their businesses. To grow its business, Cars.com must maintain, protect and enhance its brand. Otherwise, it may be unable to expand its base of consumers, dealers and advertisers, or to increase the frequency with which such constituents use or purchase Cars.com’s services. Expanding the business will depend, in part, on Cars.com’s ability to maintain the trust that consumers, dealers and advertisers place in Cars.com’s services and the quality and integrity of the listings and other content found on the Cars.com sites and mobile applications. In addition, any negative publicity about Cars.com, including about its solutions, technologies, sales practices, personnel or customer service, could diminish confidence in and the use of its services. If Cars.com experiences persistent negative publicity, or if consumers otherwise perceive that content on the Cars.com sites or mobile applications is not reliable, Cars.com’s reputation, the value of its brands and traffic to the Cars.com sites and mobile applications could decline, and its business, results of operations and financial condition could be materially and adversely affected.

If Cars.com fails to maintain or increase its base of subscribing dealers that purchase listings on its sites or to increase its revenue from subscribing dealers, Cars.com’s business, results of operations and financial condition would be materially and adversely affected.

In supplemental pro forma 2014, 2015 and 2016, approximately 80% of Cars.com’s revenue was generated by the sale of paid listings to dealers on the Cars.com sites. Cars.com’s dealer listing revenue model employs a base package subscription fee with the opportunity for providers to purchase product enhancements or short-term premium services. The higher-priced product enhancements and short-term premium services offer more prominent placements and more features than the listings included in the standard packages, such as geographically targeted advertising to promote special events or sales. Cars.com’s ability to increase its revenue from currently subscribing dealers depends, in part, on the ability of its sales force to demonstrate the value and benefits of the additional features of its product enhancements and short-term premium services to its subscribing dealers and to persuade them to purchase the higher-priced enhancements and services. Subscribing dealers do not have long-term obligations to purchase or renew listing subscriptions on the Cars.com sites or mobile applications or product enhancements and premium services. Consequently, if subscribing dealers do not renew their subscriptions, continue to list their vehicles or continue to purchase product enhancements and premium services, or if Cars.com experiences significant attrition of subscribing dealers or is unable to attract new dealers in numbers greater than the number of subscribing dealers that it loses, Cars.com’s revenue will decrease and its business, results of operations and financial condition would be materially and adversely affected.

Cars.com competes with other consumer automotive websites and mobile applications and other digital content providers for share of automotive-related digital advertising spending and may be unable to maintain or grow its base of third-party advertising customers or increase its revenue from existing third-party advertisers, in which case its business, results of operations and financial condition may be materially and adversely affected.

In addition to revenue from dealer listing subscriptions, Cars.com generates significant revenue from third-party national advertising. In supplemental pro forma 2014, 2015 and 2016, 17%, 17% and 18%, respectively, of Cars.com’s revenue was generated by the sale of national advertising. Although the shift in advertising spending away from traditional advertising methods to digital advertising methods provides greater opportunity for Cars.com, competition to capture share of the total digital automotive advertising spend has and may continue to increase due to the attractive projected growth of digital automotive advertising spend and low barriers to entry in the online automotive classifieds and related digital automotive advertising markets.

Cars.com may face significant challenges in convincing its advertising customers, including brand advertisers and OEMs, to expand their advertising on the Cars.com sites and mobile applications in the face of growing competition, which could hurt Cars.com’s ability to grow its third-party advertising revenue. For example, there are a limited number of OEMs, most of which already advertise on the Cars.com sites. To grow its advertising revenue from these OEMs, Cars.com may need to increase the portion of OEMs’ digital advertising budgets that it currently receives. If the rate of renewal for Cars.com advertising customers decreases, Cars.com experiences a significant decrease in advertising spending, the number of advertising impressions on the Cars.com sites or mobile applications declines for any reason, Cars.com is unable to attract new advertisers in numbers greater than the number of advertisers it loses, or Cars.com is not able to raise rates or to increase its share of advertising revenue from dealers and other advertisers, its revenue will decrease and its business, results of operations and financial condition may be materially and adversely affected.

Cars.com cannot assure you that it will be able to continue to successfully develop and launch new products or grow its complementary product offerings.

Cars.com’s future success will depend, in part, upon its ability to continue to enhance and improve the value of its products and services through the development of new products and services and new value-add features for existing products and services, as well as its ability to leverage its brand recognition and existing operations to enter into new complementary markets successfully. Historically, Cars.com has been successful in increasing revenue through the launch of new products, services and value-add features, such as Event Positions, launched in May 2015, Sell & Trade and Lot Insights, both of which launched in March 2016, and in entering complementary markets through the launch of new products and services, such as the partnership with RepairPal Certified in March 2015. However, such historical success does not assure that Cars.com will continue to be successful in developing or introducing new products, services and value-add features, or that these new products, services and features will achieve market acceptance, enhance the value of the Cars.com brand or permit Cars.com to enter new, complementary markets successfully. Further, the development of new products and services in response to evolving customer demands and competitive pressures requires significant time and resources and there can be no assurance that Cars.com’s development efforts will be effective in permitting Cars.com to maintain or grow its market share or to enter new markets in a cost-effective manner, or at all.

If Cars.com fails to continue to successfully launch new value-add products and services or to enter new, complementary markets successfully, or to do either of the foregoing in a cost-effective manner, its business, results of operations and financial condition may be materially and adversely affected.

Cars.com’s business is dependent on keeping pace with advances in technology. If Cars.com is unable to keep pace with advances in technology, consumers may stop using its services and its revenues will decrease. If Cars.com is required to invest substantial amounts in technology, its business, results of operations and financial condition may be materially and adversely affected.

The Internet and electronic commerce markets are characterized by rapid technological change, changes in user and customer requirements, frequent new service and product introductions embodying new technologies, including mobile Internet applications, and the emergence of new industry standards and practices that could render the existing Cars.com sites, mobile applications and technology obsolete. These market characteristics are intensified by the emerging nature of the market and the fact that many companies are expected to introduce new Internet products and services in the near future. If Cars.com is unable to adapt to changing technologies, its business, results of operations and financial condition may be materially and adversely affected.

If Cars.com’s mobile applications do not continue to meet consumer demands or Cars.com is unable to successfully monetize its mobile advertising solutions, its business, results of operations and financial condition may be materially and adversely affected.

Cars.com’s future success will depend, in part, on its ability to keep pace with consumer technology trends and to ensure it grows its share of the mobile application market so that total advertising impressions across the Cars.com sites and mobile applications continue to increase. Among other things, Cars.com may not be able to successfully introduce new products and services on its mobile application platforms, consumers and dealers may believe that the mobile applications and product features of Cars.com’s competitors are superior, and the Cars.com mobile applications could become incompatible with future operating systems for mobile devices or new mobile device technology. Additionally, in the event that consumer trends lead to market demand for separate digital advertising pricing models as between the Cars.com sites and mobile applications, the monetization of mobile advertising could present challenges to Cars.com’s business due to, among other things, lower rates, decreased consumer attention and display advertising design constraints on mobile applications. If use of Cars.com’s mobile applications stagnates or declines, Cars.com is not able to successfully monetize mobile application advertising or Cars.com cannot adapt its products and services to another form of data viewing, whether on new mobile devices or otherwise, in a timely and cost-effective manner or at all, its business, results of operations and financial condition could be materially and adversely affected. In addition, its growth prospects could be materially and adversely affected.

Dealer closures or consolidation among dealers or OEMs could reduce demand for, and the pricing of, Cars.com’s marketing solutions and advertising on the Cars.com sites and mobile applications, thereby leading to decreased earnings.

When dealers consolidate, the services they previously purchased separately are often purchased by the combined entity in a lesser quantity than before, leading to volume compression and loss of revenue across the automotive marketplace sector. In the past, dealers have been more likely to close or consolidate when general economic conditions and/or conditions in the automotive industry are poor. Despite Cars.com’s market position, consolidation or closures of automobile dealers could reduce the aggregate demand for Cars.com’s services in the future and limit the amounts Cars.com earns for its solutions. In addition, advertising purchased by OEMs accounts for a meaningful portion of Cars.com’s revenues. There are a limited number of OEMs, and financial difficulties or consolidation among OEMs could similarly lead to volume compression and loss of revenue. Dealer closures or consolidation among dealers or OEMs could materially and adversely affect Cars.com’s business, results of operations and financial condition.

If growth in the online and mobile automotive advertising market stagnates or declines, Cars.com’s business, results of operations and financial condition could be materially and adversely affected.

Cars.com believes that future growth in the online and mobile automotive advertising market will be driven, in part, by dealers and brand advertisers increasingly shifting their advertising spending away from traditional media such as newspapers, radio and television, and towards online and mobile advertising. To the extent that overall automotive related advertising does not continue to shift online or to mobile applications, Cars.com’s business, results of operations and financial condition could be materially and adversely affected.

Cars.com’s ability to generate wholesale advertising revenues depends, in part, on the performance of third parties who sell Cars.com’s solutions pursuant to affiliation agreements.

In connection with TEGNA’s October 2014 acquisition of the 73% of Classified Ventures, LLC that it did not already own, Cars.com entered into new affiliation agreements with a group of media organizations that formerly owned Classified Ventures, LLC. In addition, in connection with TEGNA’s June 2015 spin-off of its publishing business as a standalone public company, now operating under the name Gannett Co., Inc., Cars.com entered into a new affiliation agreement with Gannett Co., Inc. and its newspaper subsidiaries. Pursuant to these affiliation agreements, all of which expire in either 2019 or 2020, Cars.com sells advertising packages and dealer solutions at wholesale rates to these counterparties, who have the exclusive right to market these products in their relevant territories. Cars.com does not have control over these counterparties, and any deterioration of the business prospects of or underperformance by these counterparties may reduce the revenues that Cars.com earns through wholesale channels. Though the affiliation agreements provide Cars.com with certain rights to terminate an exclusivity arrangement in a specific market upon a counterparty’s failure to meet minimum performance standards, these rights are only available after prolonged cure periods. As a result, underperforming counterparties may limit Cars.com’s ability to generate revenue in the covered territories for extended periods of time, or, if such underperformance is not sufficient to permit termination of the applicable affiliation agreement, until such agreement’s expiry in 2019 or 2020. The underperformance of Cars.com’s counterparties under the affiliation agreements could therefore have a material and adverse effect on Cars.com’s business, results of operations and financial condition, regardless of whether such underperformance is sufficient to permit termination of any of the affiliation agreements.

Uncertainty exists in the application of various laws and regulations to Cars.com’s business, including tax laws. New laws or regulations applicable to Cars.com’s business, or the expansion or interpretation of existing laws and regulations to apply to Cars.com’s business, could subject it to licensing requirements, claims, judgments and remedies, including sales and use taxes, other monetary liabilities and limitations on its business practices, and could increase administrative costs or materially and adversely affect its business, results of operations and financial condition.

Cars.com operates in a regulatory climate in which there is uncertainty as to the applicability of various laws and regulations to its business. Cars.com’s business could be significantly affected by different interpretations or applications of existing laws or regulations, future laws or regulations or actions or rulings by judicial or regulatory authorities. Cars.com’s operations may be subjected to adoption, expansion or interpretation of various laws and regulations, and compliance with these laws and regulations may require Cars.com to obtain licenses at an undeterminable and possibly significant initial and annual expense. Similarly, state tax authorities could take aggressive positions as to whether certain of Cars.com’s products are subject to sales and use taxes, leading to increased tax expense. These additional expenditures may materially and adversely affect Cars.com’s future results of operations, whether directly through increasing future overhead or indirectly by forcing Cars.com to pass on these additional costs to its customers, making Cars.com’s solutions less competitive. There can be no assurances that future laws or regulations or interpretations or expansions of existing laws or regulations will not impose requirements on Internet commerce that could substantially impair the growth of e-commerce and adversely affect Cars.com’s business, results of operations and financial condition. The adoption of additional laws or regulations may decrease the popularity or impede the expansion of e-commerce and Internet marketing, restrict Cars.com’s present business practices, require it to implement costly compliance procedures or expose Cars.com and/or its customers to potential liability.

Cars.com may be considered to “operate” or “do business” in states where its customers conduct their businesses, resulting in possible regulatory action. If any state licensing laws were determined to be applicable to Cars.com, and if it is required to be licensed and is unable to do so, or is otherwise unable to comply with laws or regulations, Cars.com could be subject to fines or other penalties or be compelled to discontinue operations in those states. If any state’s regulatory requirements impose state-specific requirements on Cars.com or include Cars.com within an industry-specific regulatory scheme, Cars.com may be required to modify its marketing programs in that state in a manner that may undermine such program’s attractiveness to consumers or dealers. Alternatively, if Cars.com determines that the licensing and related requirements are overly burdensome, it may elect to terminate operations in that state. In each case, Cars.com’s financial performance could be materially and adversely affected.

All states comprehensively regulate vehicle sales and lease transactions, including strict licensure requirements for dealers (and, in some states, brokers) and vehicle advertising. Cars.com believes that most of these laws and regulations specifically apply only to traditional vehicle purchase and lease transactions, not Internet-based lead referral programs like Cars.com’s. If Cars.com determines that the licensing or other regulatory requirements in a given state are applicable to it or to a particular marketing services program, it may elect to obtain the required licenses and comply with applicable regulatory requirements. However, if licensing or other regulatory requirements are overly burdensome, Cars.com may elect to terminate operations or particular marketing services programs in that state or elect to not introduce particular marketing services programs in that state. As Cars.com introduces new services, it may need to incur additional costs associated with additional licensing regulations and regulatory requirements.

Cars.com collects, processes, stores, shares, discloses and uses limited personal information and other data, and its actual or perceived failure to protect such information or data could damage its reputation and brand and materially and adversely affect its business, results of operations and financial condition.

Cars.com collects, processes, stores, shares, discloses and uses limited personal information and other data provided by consumers and dealers, sometimes including names, addresses and, in connection with Lot Insights, certain location information used in geo-fencing. Cars.com does not collect or store consumer financial data, including credit and debit card information. To effect secure transmission of such information, Cars.com relies on, among other security measures, firewalls, web content filtering, encryption and authentication technology licensed from third parties. Cars.com also depends on the security of its networks and, in part, on the security of its third-party service providers. Unauthorized use of, or inappropriate access to, Cars.com’s networks, computer systems or services, or to those of its third-party service providers, could potentially jeopardize the security of Cars.com’s confidential information. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, Cars.com or its third-party service providers may be unable to anticipate these techniques or to implement adequate preventative measures. Nontechnical means, such as actions (or inactions) by an employee, can also result in a data breach. There can be no assurance that any security measures taken by Cars.com or its third-party service providers will be effective in preventing these activities. Cars.com may need to expend significant resources to protect against security breaches or to address problems caused by such breaches. If an actual or perceived breach of Cars.com’s security occurs, the perception of the effectiveness of its security measures could be harmed, which, in turn, could damage Cars.com’s relationships with dealers and reduce consumer traffic to the Cars.com sites and mobile applications. A party that is able to circumvent Cars.com’s security measures could misappropriate its proprietary information or the information of dealers and consumers who use its services, cause interruption in its operations or damage the computers or other hardware of such dealers or consumers. As a result of any such breaches, Cars.com’s dealers or consumers may assert claims of liability against Cars.com for its failure to prevent these activities. These activities may subject Cars.com to legal claims, adversely impact its reputation and interfere with its ability to provide its products and services, all of which may have a material and adverse effect on Cars.com’s business, results of operations and financial condition.

Failure to protect customer data, or to provide customers with appropriate notice of Cars.com’s privacy practices, could also subject Cars.com to liabilities imposed by U.S. federal and state regulatory agencies or courts. Cars.com could also be subject to evolving state laws and self-regulatory standards that impose data use obligations, data breach notification requirements, specific data security obligations, restrictions on solicitation or other consumer privacy-related requirements. Cars.com’s failure to comply with any of these laws, regulations or standards may have a material and adverse effect on its business, results of operations and financial condition.

Cars.com’s future strategic acquisitions, investments and partnerships could pose various risks, increase Cars.com’s leverage, dilute existing stockholders and significantly impact Cars.com’s ability to expand its overall profitability.

Acquisitions involve inherent risks, such as potentially increasing leverage and debt service requirements and combining company cultures and facilities, which could have a material and adverse effect on Cars.com’s results of operations and/or cash flow and could strain Cars.com’s human resources. Cars.com may be unable to successfully implement effective cost controls or achieve expected synergies as a result of a future acquisition. Acquisitions may result in Cars.com’s assumption of unexpected liabilities and the diversion of management’s attention from the operation of Cars.com’s business. Acquisitions may also result in Cars.com having greater exposure to the industry risks of the businesses underlying the acquisition. Strategic investments and partnerships with other companies expose Cars.com to the risk that it may not be able to control the operations of its investee or partnership, which could decrease the amount of benefits Cars.com realizes from a particular relationship. Cars.com is also exposed to the risk that its partners in strategic investments and infrastructure may encounter financial difficulties that could lead to disruption of investee or partnership activities, or impairment of assets acquired, which could adversely affect future reported results of operations and stockholders’ equity. Acquisitions may subject Cars.com to new or different regulations or tax consequences which could have an adverse effect on Cars.com’s operations.

In addition, Cars.com may be unable to obtain the financing necessary to complete acquisitions on attractive terms or at all. If Cars.com raises additional funds through future issuances of equity or convertible debt securities, its existing stockholders could suffer significant dilution, and any new equity securities it issues could have rights, preferences and privileges superior to those of holders of its common stock. Future equity financings would also decrease Cars.com’s earnings per share and the benefits derived by Cars.com from such new ventures or acquisitions might not outweigh or exceed their dilutive effect. Any additional debt financing Cars.com secures could involve restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for Cars.com to obtain additional capital or to pursue business opportunities.

Realization of any of the foregoing risks associated with future strategic acquisitions, investments and partnerships could materially and adversely affect Cars.com’s business, results of operations and financial condition.

The value of Cars.com’s existing intangible assets may become impaired, depending upon future operating results.

Cars.com’s goodwill and other intangible assets were approximately $2.4 billion as of December 31, 2016, representing approximately 94% of Cars.com’s total assets. Cars.com periodically evaluates its goodwill and other intangible assets to determine whether all or a portion of their carrying values may no longer be recoverable, in which case a charge to earnings may be necessary. Any future evaluations requiring an asset impairment charge for goodwill or other intangible assets would adversely affect future reported results of operations and stockholders’ equity, although such charges would not affect Cars.com’s cash flow.

Adverse results from litigation or governmental investigations could impact Cars.com’s business practices and operating results.

Cars.com faces potential liability and expense for legal claims relating to the information that it publishes on the Cars.com sites and mobile applications, including claims for defamation, libel, negligence and copyright or trademark infringement, among others. Cars.com may be subject to claims based on its advertising of its own business. Although Cars.com has not historically been the subject of any such claims that were material, any such claims that Cars.com faces in the future could divert management time and attention away from Cars.com’s business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, Cars.com may elect or be compelled to remove content or may be forced to pay substantial damages if it is unsuccessful in its efforts to defend against these claims. If Cars.com elects or is compelled to remove valuable content from the Cars.com sites or mobile applications, its platforms may become less useful to consumers and its traffic may decline, which could have a material and adverse effect on its business, results of operations and financial condition.

Misappropriation or infringement of Cars.com’s intellectual property and proprietary rights, enforcement actions to protect its intellectual property and claims from third parties relating to intellectual property could materially and adversely affect Cars.com’s business, results of operations and financial condition.

Litigation regarding intellectual property rights is common in the Internet and technology industries. Cars.com expects that Internet technologies and software products and services may be increasingly subject to third-party infringement claims as the number of competitors in its industry segment grows and the functionality of products in different industry segments overlaps. Cars.com’s ability to compete depends upon its proprietary systems and technology. While it relies on intellectual property laws, confidentiality agreements and technical measures to protect its proprietary rights, Cars.com believes that the technical and creative skills of its personnel, continued development of its proprietary systems and technology, brand name recognition and reliable website maintenance are essential in establishing and maintaining a leadership position and strengthening its brands. Despite Cars.com’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of Cars.com’s services or to obtain and use information that Cars.com regards as proprietary. Policing unauthorized use of its proprietary rights is difficult and may be expensive. Cars.com can provide no assurance that the steps it takes will prevent misappropriation of technology or that the agreements entered into for that purpose will be enforceable. Effective trademark, service mark, patent, copyright and trade secret protection may not be available when Cars.com’s products and services are made available online. In addition, if litigation becomes necessary to enforce or protect its intellectual property rights or to defend against claims of infringement or invalidity, such litigation, even if successful, could result in substantial costs and diversion of resources and management attention. Cars.com also cannot provide any assurance that its products and services do not infringe on the intellectual property rights of third parties. Claims of infringement, even if unsuccessful, could result in substantial costs and diversion of resources and management attention. If unsuccessful, Cars.com may be subject to preliminary and permanent injunctive relief and monetary damages, which may be trebled in the case of willful infringements.

If Cars.com expands into new geographic markets, it may be prevented from using the Cars.com brands in such markets.

If Cars.com expands its business into foreign geographic markets, it may not have the ability to adopt trademarks or domain names that are identical or similar to the trademarks and domain names that it uses in the United States. Currently, Cars.com’s trademark property rights are limited to the United States. Cars.com may face opposition from third parties over the use of its trademarks and applications to register key trademarks in foreign jurisdictions in which it may expand its presence. Third parties may have already adopted identical or similar trademarks to the ones that Cars.com uses for its services. If Cars.com is unsuccessful in defending against these oppositions, its trademark applications may be denied. Cars.com could be forced to pay significant settlement costs or cease the use of its trademarks and associated elements of its brands in those or other jurisdictions. Consequently, international expansion may require Cars.com to adopt and promote new trademarks, which may be expensive and place it at a competitive disadvantage.

Cars.com’s ability to operate effectively could be impaired if it fails to attract and retain its key employees.

Cars.com’s success depends, in part, upon the continuing contributions of key employees and Cars.com’s continuing ability to attract, develop, motivate and retain highly qualified and skilled personnel. The loss of the services of any of Cars.com’s key employees or the failure to attract or replace qualified personnel may have a material and adverse effect on Cars.com’s business.

Seasonality may cause fluctuations in Cars.com’s revenue and operating results.

Cars.com’s revenue trends are a reflection of growth in the Cars.com dealer base throughout the year as new customers purchase subscription advertising packages and existing customers purchase additional product enhancements. Rate increases for retail customers occur throughout the year, whereas in the wholesale channel, rates generally only change annually, on the first day of the calendar year. The Cars.com display advertising business, targeted to auto manufacturers, experiences some seasonality as a result of consumers’ car buying patterns and the introduction of new vehicle models from OEMs. Cars.com’s revenues and operating results have historically been lowest in the first quarter of the calendar year, and Cars.com expects this trend to continue. In addition to these seasonal effects, Cars.com’s revenues and operations may be affected by macroeconomic conditions in the automotive sector.

Risks Related to the Separation and Distribution

Cars.com has no history of operating as an independent company, and Cars.com’s historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

The historical information about Cars.com included in this prospectus refers to Cars.com’s business as operated by and integrated with TEGNA. Cars.com’s historical and pro forma financial information included in this prospectus is derived from the consolidated financial statements and accounting records of TEGNA and Cars.com, LLC (formerly Classified Ventures, LLC and prior to the separation and distribution, a wholly owned subsidiary of TEGNA). Accordingly, the historical and pro forma financial information included in this prospectus does not necessarily reflect the financial condition, results of operations and cash flows that Cars.com would have achieved as a separate, publicly traded company during the periods presented, or those that Cars.com will achieve in the future, primarily as a result of the factors described below:

•	Prior to the separation, and since TEGNA’s acquisition of Cars.com in October 2014, Cars.com has primarily operated as a stand-alone entity within TEGNA’s broader corporate organization. Cars.com’s historical financial statements include allocations of certain TEGNA corporate expenses that have historically been provided to Cars.com by TEGNA. Such expenses primarily include insurance, severance costs, and other general corporate overhead expenses, and allocations were based on either the actual costs incurred, or Cars.com’s headcount relative to TEGNA’s consolidated headcount. The historical allocated corporate costs were approximately $2.4 million, $1.4 million and $2.2 million during the three months ended December 31, 2014, and the years ended December 31, 2015 and 2016, respectively. The presentation in the historical and pro forma financial statements may not be indicative of the actual level of expense that would have been incurred had Cars.com historically operated as an independent, publicly-traded company, and accordingly, the financial statements may not necessarily reflect Cars.com’s financial position, results of operations and cash flows had it operated as a publicly-traded company during the periods presented.

•	Generally, Cars.com’s working capital requirements and capital for its general corporate purposes, including acquisitions and capital expenditures, have in the past been satisfied as part of TEGNA’s corporate-wide cash management policies. Following the completion of the distribution, Cars.com expects that it will need to obtain financing from banks or through other arrangements, which may or may not be available and may be more costly.

•	After the completion of the distribution, the cost of capital for Cars.com’s business may be higher than TEGNA’s cost of capital prior to the distribution.

•	Cars.com’s historical financial information does not reflect the debt that it expects to incur in connection with the separation.

•	As a result of the distribution, Cars.com will become a stand-alone public company that will be required to prepare its financial statements according to the rules and regulations promulgated by the SEC. Cars.com will also for the first time be subject to the Sarbanes-Oxley Act, the Dodd-Frank Act, and the reporting requirements of the Exchange Act, in each case, as applied to an emerging growth company. Complying with these laws, rules and regulations could result in significant costs to Cars.com and require it to divert substantial resources, including management time, from other activities.

Other significant changes may occur in Cars.com’s cost structure, management, financing and business operations as a result of operating as a separate company from TEGNA. For additional information about the past financial performance of Cars.com’s business and the basis of presentation of the historical financial statements and the unaudited pro forma financial statements of Cars.com’s business, see the sections entitled “Unaudited Pro Forma Financial Statements,” “Selected Historical Financial Data of Cars.com” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the historical financial statements and accompanying notes included elsewhere in this prospectus.

There could be significant liability if the distribution is determined to be a taxable transaction.

It is a condition to the distribution that TEGNA receives an opinion from outside tax counsel to the effect that the requirements for tax-free treatment under Section 355 of the Code will be satisfied. The opinion relies on certain facts, assumptions, representations and undertakings from TEGNA and Cars.com regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings is incorrect or not satisfied, TEGNA and its stockholders may not be able to rely on the opinion of tax counsel and could be subject to significant tax liabilities.

Notwithstanding the opinion of tax counsel, the IRS could determine on audit that the separation is a taxable transaction if it determines that any of these facts, assumptions, representations or undertakings are incorrect or have been violated or if it disagrees with the conclusions in the opinion, or for other reasons, including as a result of certain significant changes in the share ownership of TEGNA or Cars.com after the separation. If the separation is determined to be taxable for U.S. federal income tax purposes, TEGNA and its stockholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities, and Cars.com could incur significant liabilities. For a description of the sharing of such liabilities between TEGNA and Cars.com, see the section entitled “Relationship with TEGNA Following the Separation and Distribution—Tax Matters Agreement.”

Cars.com may be unable to engage in certain corporate transactions after the separation because such transactions could jeopardize the intended tax-free status of the distribution.

To preserve the tax-free treatment to TEGNA of the separation and distribution, under the tax matters agreement that Cars.com will enter into with TEGNA, Cars.com will be restricted from taking any action that prevents the distribution and related transactions from being tax-free for U.S. federal income tax purposes. Under the tax matters agreement that TEGNA and Cars.com will enter into prior to the distribution, for the two-year period following the distribution, Cars.com will be prohibited, except in certain circumstances, from:

•	entering into any transaction resulting in the acquisition of all or a portion of its stock or assets, whether by merger or otherwise;

•	merging, consolidating or liquidating;

•	issuing equity securities beyond certain thresholds;

•	repurchasing its capital stock beyond certain thresholds; and

•	ceasing to actively conduct its business.

These restrictions may limit Cars.com’s ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its stockholders or that might increase the value of its business. In addition, under the tax matters agreement, Cars.com will be required to indemnify TEGNA against any such tax liabilities as a result of the acquisition of Cars.com’s stock or assets, even if Cars.com did not participate in or otherwise facilitate the acquisition.

Until the separation and distribution occur, TEGNA has sole discretion to change the terms of the separation and distribution in ways that may be unfavorable to Cars.com.

Until the separation and distribution occur, Cars.com will be a wholly owned subsidiary of TEGNA. Accordingly, TEGNA will effectively have the sole and absolute discretion to determine and change the terms of the separation and distribution, including the establishment of the record date for the distribution and the distribution date. These changes could be unfavorable to Cars.com. In addition, TEGNA may decide at any time not to proceed with the separation and distribution.

Cars.com may not achieve some or all of the expected benefits of the separation, and the separation may materially and adversely affect Cars.com’s business.

Cars.com may be unable to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation and distribution are expected to provide the following benefits, among others:

•	a distinct investment identity allowing investors to evaluate the merits, strategy, performance and future prospects of Cars.com separately from TEGNA;

•	improved management “fit and focus” at both TEGNA and Cars.com;

•	ability to pursue value-enhancing acquisitions and other growth opportunities;

•	more efficient allocation of capital for both TEGNA and Cars.com; and

•	facilitating incentive compensation arrangements for employees that are more directly tied to the performance of the relevant company’s business, and enhancing employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives, while at the same time creating an independent equity structure that will facilitate Cars.com’s ability to effect future acquisitions utilizing Cars.com common stock.

Cars.com may not achieve these or other anticipated benefits for a variety of reasons, including, among others: (a) the separation will require significant amounts of management time and effort, which may divert management attention from operating and growing Cars.com’s business; (b) following the separation, Cars.com may be more susceptible to market fluctuations and other adverse events than if it were still a part of TEGNA; (c) following the separation, Cars.com’s business will be less diversified than TEGNA’s business prior to the separation; and (d) the other actions required to separate TEGNA’s and Cars.com’s respective businesses could disrupt Cars.com’s operations. If Cars.com fails to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, Cars.com’s business, results of operations and financial condition could be materially and adversely affected.

TEGNA or Cars.com may fail to perform under various transaction agreements that will be executed as part of the separation.

In connection with the separation, and prior to the distribution, Cars.com and TEGNA will enter into a separation agreement as well as various other agreements, including a transition services agreement, a tax matters agreement and an employee matters agreement. The separation agreement, the tax matters agreement and the employee matters agreement will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The transition services agreement will provide for the performance of select services by TEGNA for the benefit of Cars.com for a limited period of time after the separation. Cars.com will rely on TEGNA to satisfy its performance obligations under these agreements. If TEGNA is unable to satisfy its obligations under these agreements, including its indemnification obligations, Cars.com’s business, results of operations and financial condition could be materially and adversely affected.

After the distribution, certain members of management and directors may hold stock in both TEGNA and Cars.com, and as a result may face actual or potential conflicts of interest.

After the distribution, the management and directors of each of TEGNA and Cars.com may own both TEGNA common stock and Cars.com common stock. This ownership overlap could create, or appear to create, potential conflicts of interest when Cars.com management and directors and TEGNA’s management and directors face decisions that could have different implications for Cars.com and TEGNA. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between Cars.com and TEGNA regarding the terms of the agreements governing the distribution and Cars.com’s relationship with TEGNA following the distribution. These agreements include the separation and distribution agreement, the tax matters agreement, the employee matters agreement, the transition services agreement and any commercial agreements between the parties or their affiliates. Potential conflicts of interest may also arise out of any commercial arrangements that Cars.com or TEGNA may enter into in the future.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect Cars.com.

As a public company, Cars.com will become subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare its financial statements according to the rules and regulations required by the SEC. In addition, the Exchange Act requires that Cars.com file annual, quarterly and current reports. Cars.com’s failure to prepare and disclose this information in a timely manner or to otherwise comply with applicable law could subject it to penalties under federal securities laws, expose it to lawsuits and restrict its ability to access financing.

In addition, the Sarbanes-Oxley Act requires that, among other things, Cars.com establish and maintain effective internal controls and procedures for financial reporting and disclosure purposes. Internal control over financial reporting is complex and may be revised over time to adapt to changes in Cars.com’s business or changes in applicable accounting rules. Cars.com cannot assure you that its internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which it had previously believed that internal controls were effective. If Cars.com is not able to maintain or document effective internal control over financial reporting, its independent registered public accounting firm will not be able to certify as to the effectiveness of Cars.com’s internal control over financial reporting.

Matters affecting Cars.com’s internal controls may cause it to be unable to report its financial information on a timely basis, or may cause it to restate previously issued financial information, and thereby subject Cars.com to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in the company and the reliability of its financial statements. Confidence in the reliability of Cars.com’s financial statements is also likely to suffer if Cars.com or its independent registered public accounting firm reports a material weakness in Cars.com’s internal control over financial reporting. This could have a material and adverse effect on Cars.com by, for example, leading to a decline in Cars.com’s share price or impairing its ability to raise additional capital.

For as long as Cars.com is an emerging growth company under the recently enacted JOBS Act, its independent registered public accounting firm will not be required to attest to the effectiveness of its internal control over financial reporting pursuant to Section 404(b). An independent assessment of the effectiveness of Cars.com’s internal controls could detect problems that management’s assessment might not. Undetected material weaknesses in Cars.com’s internal controls could lead to restatements of Cars.com’s financial statements and require Cars.com to incur the expense of remediation.

In connection with the separation, Cars.com will incur debt obligations that could adversely affect Cars.com’s business, profitability and ability to meet its obligations.

As of December 31, 2016, on a pro forma basis after giving effect to the new financing arrangements that Cars.com expects to enter into in connection with the separation and after giving effect to the application of the net proceeds of such financing, Cars.com’s total combined indebtedness would have been $655 million.

This debt could potentially have important consequences to Cars.com and its debt and equity investors, including:

•	requiring that a portion of Cars.com’s cash flow from operations be used to service this debt following the separation, which would reduce cash flow available for other corporate purposes, including capital expenditures and acquisitions;

•	increasing Cars.com’s vulnerability to shifts in interest rates and to general adverse economic and industry conditions;

•	limiting Cars.com’s flexibility in planning for, or reacting to, changes in its business and the industry; and

•	limiting Cars.com’s ability to borrow additional funds as needed, or increasing the costs of any such borrowing, including as a result of a future credit ratings downgrade.

To the extent that Cars.com incurs additional indebtedness, the foregoing risks could increase. In addition, Cars.com’s actual cash requirements in the future may be greater than expected. Cars.com’s cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and Cars.com may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance Cars.com’s debt.

Increases in interest rates could increase interest payable under Cars.com’s variable rate indebtedness.

It is expected that a significant portion of Cars.com’s outstanding indebtedness immediately following the separation and distribution will include variable rate indebtedness under certain financing arrangements that Cars.com enters into on or about the distribution date. As a result of this indebtedness, Cars.com will be subject to interest rate risk. It is expected that interest rates under these financing arrangements will be based on a floating rate index, and changes in interest rates could increase the amount of Cars.com’s interest payments and thus negatively impact its future earnings and cash flows. If Cars.com does not have sufficient cash flow to make interest payments, it may be required to refinance all or part of its outstanding debt, sell assets, borrow additional money or sell securities, none of which Cars.com can guarantee it would be able to complete on acceptable terms or at all.

Risks Related to Cars.com Common Stock

Cars.com cannot be certain that an active trading market for its common stock will develop or be sustained after the distribution, and following the distribution, Cars.com’s stock price may fluctuate significantly.

A public market for Cars.com common stock does not currently exist. Cars.com anticipates that on or about the record date for the distribution, trading of shares of its common stock will begin on a “when-issued” basis, which will continue through the distribution date. However, Cars.com cannot guarantee that an active trading market for its common stock will develop or be sustained after the distribution, nor can Cars.com predict the prices at which shares of its common stock may trade after the distribution. Similarly, Cars.com cannot predict whether the combined market value of the shares of Cars.com common stock and TEGNA common stock will be less than, equal to or greater than the market value of TEGNA common stock prior to the distribution.

The market price of Cars.com common stock may decline or fluctuate significantly due to a number of factors, some of which may be beyond Cars.com’s control, including:

•	actual or anticipated fluctuations in Cars.com’s operating results;

•	flat or slow growth in online or mobile advertising spending;

•	declining operating revenues derived from Cars.com’s core business;

•	the gain or loss of significant advertisers or other customers;

•	the operating and stock price performance of comparable companies;

•	changes in the regulatory and legal environment under which Cars.com operates; and

•	market conditions in the automotive industry, e-commerce industry, and domestic and worldwide economy as a whole.

There may be substantial changes in Cars.com’s stockholder base.

Many investors holding TEGNA common stock may hold such stock because of a decision to invest in a company with TEGNA’s profile. Following the distribution, the shares of Cars.com common stock held by those investors will represent an investment in a digital automotive marketplace company with a different profile from TEGNA. This profile may not align with such investors’ investment strategies and may cause such holders to sell their shares. As a result, Cars.com’s stock price may decline or experience volatility as Cars.com’s stockholder base changes.

Cars.com does not expect to pay any cash dividends for the foreseeable future.

Cars.com currently intends to retain future earnings to finance and grow its business. As a result, Cars.com does not expect to pay any cash dividends for the foreseeable future. All decisions regarding the payment of dividends by Cars.com will be made in the sole discretion of its board of directors from time to time in accordance with applicable law. There can be no assurance that Cars.com will have sufficient surplus under Delaware law to be able to pay any dividends at any time in the future. This may result from extraordinary cash expenses, actual costs exceeding contemplated costs, funding of capital expenditures or increases in reserves.

Your percentage of ownership in Cars.com may be diluted in the future.

In the future, your percentage ownership in Cars.com may be diluted because of equity awards that Cars.com will be granting to Cars.com’s directors, officers and employees or otherwise as a result of equity issuances for acquisitions or capital market transactions. Cars.com’s employees will receive shares of its common stock after the distribution as a result of conversion of their TEGNA restricted stock units (in whole or in part) to Cars.com restricted stock units. Cars.com anticipates that its compensation committee will grant additional stock-based awards to its employees after the distribution. Such awards will have a dilutive effect on Cars.com’s earnings per share, which could adversely affect the market price of Cars.com common stock. From time to time, Cars.com will issue additional stock-based awards to its employees under Cars.com’s employee benefits plans.

In addition, Cars.com’s amended and restated certificate of incorporation will authorize Cars.com to issue, without the approval of Cars.com’s stockholders, one or more classes or series of preferred stock that have such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Cars.com common stock respecting dividends and distributions, as Cars.com’s board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Cars.com common stock. Similarly, the repurchase or redemption rights or liquidation preferences Cars.com could assign to holders of preferred stock could affect the residual value of the common stock. For additional information, see the section entitled “Description of Cars.com’s Capital Stock.”

Cars.com is an “emerging growth company,” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, its common stock may be less attractive to investors.

Cars.com is an “emerging growth company,” as defined in the JOBS Act, and Cars.com intends to take advantage of some of the exemptions from reporting requirements that are afforded to emerging growth companies including, but not limited to, exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Cars.com cannot predict if investors will find its common stock less attractive because it intends to rely on these exemptions. If some investors find Cars.com’s common stock less attractive as a result, there may be a less active trading market for Cars.com common stock and its stock price may become more volatile. Cars.com may take advantage of these exemptions until it is no longer an emerging growth company.

Cars.com’s amended and restated certificate of incorporation will designate the state courts of the State of Delaware, or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Cars.com’s stockholders, which could discourage lawsuits against Cars.com and Cars.com’s directors and officers.

Cars.com’s amended and restated certificate of incorporation will provide that, unless the board of directors otherwise determines, the state courts of the State of Delaware, or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Cars.com, any action asserting a claim for or based on breach of a fiduciary duty owed by any current or former director or officer of Cars.com to Cars.com or to Cars.com’s stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty; any action asserting a claim against Cars.com or any current or former director or officer of Cars.com arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or Cars.com’s amended and restated certificate of incorporation or bylaws; any action asserting a claim relating to or involving Cars.com that is governed by the internal affairs doctrine; or any action asserting an “internal corporate claim” as such term is defined in the DGCL. This exclusive forum provision may limit the ability of Cars.com’s stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Cars.com or Cars.com’s current or former directors or officers, which may discourage such lawsuits against Cars.com and Cars.com’s current or former directors and officers. Alternatively, if a court outside of Delaware were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, Cars.com may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect Cars.com’s business, results of operations and financial condition.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and other materials that TEGNA and Cars.com have filed or will file with the SEC contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words “believe,” “expect,” “estimate,” “could,” “should,” “intend,” “may,” “plan,” “seek,” “anticipate,” “project” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In particular, information included under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “The Separation and Distribution” and other sections of this prospectus contain forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of Cars.com management and is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Whether or not any such forward-looking statement is in fact achieved will depend on future events, some of which are beyond Cars.com’s control. Except as may be required by law, Cars.com undertakes no obligation to modify or revise any forward-looking statement to reflect new information, events or circumstances occurring after the date of this prospectus. Factors, risks, trends and uncertainties that could cause actual results or events to differ materially from those anticipated include the matters described under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in addition to the following other factors, risks, trends and uncertainties:

•	competitive pressures in the markets in which Cars.com operates and innovation by Cars.com’s competitors;

•	increased closures or consolidation among automobile dealers or other events which may adversely affect business operations of major customers and/or depress their level of advertising;

•	macroeconomic trends and conditions;

•	economic downturns leading to a weak automotive market or a decrease in online and mobile advertising or consumer demand for new and used cars;

•	the ability of Cars.com to anticipate market needs and develop new and enhanced products and services to meet those needs, and its ability to successfully monetize them;

•	potential disruption or interruption of Cars.com’s operations due to accidents, extraordinary weather events, civil unrest, political events, terrorism or cyber security attacks;

•	an inability to realize benefits or synergies from acquisitions of new businesses or dispositions of existing businesses or to operate businesses effectively following acquisitions or divestitures;

•	the ability to attract and retain employees;

•	the ability to adequately protect intellectual property;

•	reliance on third-party service providers;

•	rapid technological changes and frequent new product introductions prevalent in the markets in which Cars.com competes;

•	volatility in financial and credit markets which could affect Cars.com’s ability to raise funds through debt or equity issuances and otherwise affect Cars.com’s ability to access the credit and capital markets at the times and in the amounts needed and on acceptable terms;

•	reliance on the performance of counterparties to affiliation agreements to generate wholesale advertising revenues, and the potential underperformance of these counterparties;

•	the ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to Cars.com’s business;

•	adverse outcomes in proceedings with governmental authorities or administrative agencies;

•	an other than temporary decline in operating results and enterprise value that could lead to non-cash goodwill, other intangible asset, investment or property, plant and equipment impairment charges;

•	Cars.com’s expectations regarding the time during which it will be an “emerging growth company” under the JOBS Act;

•	Cars.com’s inability to engage in certain corporate transactions following the separation;

•	any failure to realize expected benefits from the separation; and

•	other uncertainties relating to general economic, political, business, industry, regulatory and market conditions.

THE SEPARATION AND DISTRIBUTION

Overview

The TEGNA board of directors, together with TEGNA management and advisors, continually reviews its businesses for ways to improve TEGNA’s performance. As part of these reviews, the TEGNA board of directors considers many factors, such as current and prospective economic and industry conditions and the composition of TEGNA’s businesses. As a result of these reviews, TEGNA has taken various actions over the past several years. For example, in 2014, TEGNA announced that it intended to separate its publishing business at the same time as it announced entering into an agreement to purchase the 73% of equity interests in Classified Ventures, LLC that it did not previously own.

Since TEGNA acquired the remaining interest in Classified Ventures, LLC (subsequently renamed Cars.com, LLC), the Cars.com digital automotive marketplace business accelerated its product pipeline and took other strategic actions to improve its performance. The TEGNA board of directors believed that, now that the digital automotive marketplace business had taken these actions, it was an appropriate time to consider whether to retain that business or to pursue the separation. As described in more detail below under “—Reasons for the Separation”, the TEGNA board of directors considered a variety of factors, including the distinct investment identities of Cars.com and TEGNA’s other businesses; the enhanced strategic and management focus that would result from the separation and distribution; the ability of each company to use its own equity as “acquisition currency” for growth opportunities; more efficient allocation of capital to each company; and alignment of incentives with performance objectives. Based on the totality of the factors it considered, the TEGNA board of directors concluded that, at this time, separating TEGNA’s digital automotive marketplace business from its media and other digital businesses is preferable to retaining this business and is in the best interests of TEGNA and its stockholders.

On September 7, 2016, TEGNA announced that it intends to separate its digital automotive marketplace business from its media and other digital businesses. TEGNA intends to effect the separation through a pro rata distribution of all of the common stock of a new entity, Cars.com Inc., which was formed to hold the assets and liabilities associated with TEGNA’s digital automotive marketplace business.

On May 3, 2017, the TEGNA board of directors approved the distribution of all of the issued and outstanding shares of Cars.com common stock on the basis of one share of Cars.com common stock for every three shares of TEGNA common stock held as of the close of business on May 18, 2017, the record date for the distribution, subject to the satisfaction or waiver of the conditions to the distribution as described in this prospectus.

At 11:59 p.m., Eastern Time, on May 31, 2017, the distribution date, each TEGNA stockholder will receive one share of Cars.com common stock for every three shares of TEGNA common stock held at the close of business on May 18, 2017, the record date for the distribution, as described below. TEGNA stockholders will receive cash in lieu of any fractional shares of Cars.com common stock that they would have received after application of this ratio. TEGNA’s stockholders will not be required to make any payment, surrender or exchange their shares of TEGNA common stock or take any other action to receive their shares of Cars.com common stock in the distribution. The distribution of Cars.com common stock, as described in this prospectus, is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see the section entitled “The Separation and Distribution—Conditions to the Distribution.”

Reasons for the Separation

The TEGNA board of directors determined that the separation of TEGNA’s digital automotive marketplace business from its media and other digital businesses would be in the best interests of TEGNA and its stockholders and approved the separation. A wide variety of factors were considered by the TEGNA board of directors in evaluating the separation. Among other things, the TEGNA board of directors considered the following potential benefits of the separation:

•	Distinct investment identity. The separation will allow investors to separately value TEGNA and Cars.com based on each company’s distinct investment identities. Cars.com’s digital automotive marketplace business differs from TEGNA’s media and other digital businesses in several respects, such as sources of revenue, creation and procurement of content, sales channels and technology needs. The separation will enable investors to evaluate the merits, strategy, performance and future prospects of each company’s respective business and to invest in each company separately based on these distinct characteristics. The separation may attract new investors who may not have properly assessed the value of Cars.com’s digital automotive marketplace business relative to the value it is currently accorded as part of TEGNA.

•	Enhanced strategic and management focus. The separation will allow Cars.com and TEGNA to more effectively pursue and implement their distinct operating priorities and strategies and will improve management “fit and focus” at both companies, enabling the management of both companies to pursue their respective unique opportunities for long-term growth and profitability. Cars.com’s management will be able to focus exclusively on its digital automotive marketplace business, while the management of TEGNA will be dedicated to growing its media and digital businesses.

•	Growth opportunities. Following the separation, the equity of each company will be able to be used as a focused “acquisition currency,” and as such the separation will provide each company with greater opportunities to pursue value-enhancing acquisitions in industries with active M&A markets. Independent equity structures will afford each company direct access to capital markets, facilitating each company’s ability to pursue its specific growth objectives. Each company will also have the flexibility to develop a growth strategy that capitalizes on its distinct strengths and consequently each company will be well-positioned to capitalize on the available opportunity set in its specific market.

•	More efficient allocation of capital. The separation will permit each company to concentrate its financial resources solely on its own operations, providing each company with greater flexibility to invest capital in its business at a time and in a manner appropriate for its distinct strategy and business needs without having to compete with each other for investment capital. This will facilitate a more efficient allocation of capital based on each company’s profitability, cash flow and growth opportunities, and allow each company to pursue an optimal mix of return of capital to stockholders, reinvestment in leading-edge technology and value-enhancing investment and M&A opportunities in related digital businesses.

•	Alignment of incentives with performance objectives. The separation will facilitate incentive compensation arrangements with respect to equity of each of Cars.com and TEGNA, which will permit Cars.com and TEGNA employees to more narrowly focus on each respective business and further align employee incentives with those of the shareholders of each respective company.

Neither Cars.com nor TEGNA can assure you that, following the separation, any of the benefits described above or any other benefits will be realized to the extent anticipated, or at all.

•	Increased costs. The separation may result in increased costs related to operating as a public company, such as compensating an independent board of directors, compliance with regulatory and stock exchange requirements, increased auditing and insurance fees and development of internal infrastructure and support functions, which costs were preliminarily estimated to be approximately $10 million to $15 million on an annual basis. The separation will also result in one-time separation costs, such as costs of legal counsel, financial advisors, debt issuance costs, the audit of Cars.com’s historical combined consolidated financial statements and accounting and valuation advisory work related to the separation, which costs were preliminarily estimated to be approximately $35 million to $40 million.

•	Potential post-separation volatility in the price for Cars.com common stock. Many investors holding TEGNA common stock may hold such stock because of a decision to invest in a company with TEGNA’s profile. Following the distribution, the shares of Cars.com common stock held by those investors will represent an investment in a digital automotive marketplace company with a different profile from TEGNA. This profile may not align with such investors’ investment strategies and may cause such holders to sell their shares. As a result, Cars.com’s stock price may decline or experience volatility as Cars.com’s stockholder base changes.

•	Management focus and attention. Prior to the completion of the separation, it is expected that the separation will require significant time and effort from TEGNA’s and Cars.com’s respective management teams and consequently may result in the diversion of management attention away from operation of their respective businesses and potentially negative effects on TEGNA’s and Cars.com’s existing business relationships.

•	Future limitations on Cars.com’s operations to preserve the tax-free nature of the separation. The tax matters agreement that TEGNA and Cars.com will enter into prior to the distribution will include restrictions that may limit Cars.com’s ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its stockholders or that might increase the value of its business. Under the tax matters agreement, for the two-year period following the distribution, Cars.com will be prohibited, except in certain circumstances, from: entering into any transaction resulting in the acquisition of all or a portion of its stock or assets, whether by merger or otherwise; merging, consolidating or liquidating; issuing equity securities beyond certain thresholds; repurchasing its capital stock beyond certain thresholds; and ceasing to actively conduct its business.

•	Failure to achieve the anticipated benefits of the separation. Cars.com may be unable to achieve the full strategic and financial benefits expected to result from the separation as described above in this section for a variety of reasons, including, among others: (i) following the separation, Cars.com may be more susceptible to market fluctuations and other adverse events than if it were still a part of TEGNA; (ii) following the separation, Cars.com’s business will be less diversified than TEGNA’s business prior to the separation; and (iii) the other actions required to separate TEGNA’s and Cars.com’s respective businesses could disrupt Cars.com’s operations.

The TEGNA board of directors concluded that the potential benefits of the separation outweighed these negative factors. For more information, see the section entitled “Risk Factors.”

In view of the wide variety of factors considered in connection with its evaluation of the separation, and the complexity of these matters, the TEGNA board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the separation. Rather, the TEGNA board of directors viewed its decisions as being based on the totality of the factors it considered. In addition, individual members of the TEGNA board of directors may have given differing weights to different factors. The TEGNA board of directors conducted an overall review of the factors described above.

Formation of Cars.com Inc. and Internal Reorganization

Cars.com Inc. was formed as a Delaware corporation on August 26, 2016 for the purpose of holding TEGNA’s digital automotive marketplace business. As part of the plan to separate the digital automotive marketplace business from the remainder of its businesses, pursuant to the separation and distribution agreement that TEGNA and Cars.com will enter into prior to the distribution, TEGNA plans to transfer the equity interests of certain entities that operate the digital automotive marketplace business, including Cars.com, LLC, DMR Holdings, Inc., and the assets and liabilities of the digital automotive marketplace business to Cars.com prior to the distribution. The distribution will not affect TEGNA’s continued ownership of its media and other digital businesses.

Results of the Distribution

After the distribution, Cars.com will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on May 18, 2017, the record date for the distribution, and will reflect any settlement of TEGNA stock based awards between the date the TEGNA board of directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding TEGNA common stock or any rights of TEGNA stockholders. TEGNA will not distribute any fractional shares of Cars.com common stock.

Cars.com will enter into a separation agreement and other related agreements with TEGNA before the distribution to effect the separation and provide a framework for Cars.com’s relationship with TEGNA after the separation. These agreements will provide for the allocation between TEGNA and Cars.com of TEGNA’s assets, liabilities and obligations (including its investments, property, employee benefits and tax-related assets and liabilities) attributable to periods prior to Cars.com’s separation from TEGNA and will govern the relationship between TEGNA and Cars.com after the separation. For a more detailed description of these agreements, see the section entitled “Relationship with TEGNA Following the Separation and Distribution.”

Market for Cars.com Common Stock

There is currently no public trading market for Cars.com common stock. Cars.com has been authorized to have its common stock listed on the New York Stock Exchange under the symbol “CARS.” Cars.com has not and will not set the initial price of its common stock. The initial price will be established by the public markets.

Cars.com cannot predict the price at which its common stock will trade after the distribution. In fact, the combined trading prices, after the distribution, of the shares of Cars.com common stock that each TEGNA stockholder will receive in the distribution and TEGNA common stock held at the record date for the distribution may not equal the “regular-way” trading price of TEGNA common stock immediately prior to the distribution. The price at which Cars.com common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for Cars.com common stock will be determined in the public markets and may be influenced by many factors. See the section entitled “Risk Factors—Risks Related to Cars.com Common Stock.”

Trading Between the Record Date and Distribution Date

Beginning on or about the record date for the distribution and continuing up to and including the distribution date, TEGNA expects that there will be two markets in TEGNA common stock: a “regular-way” market and an “ex-distribution” market. TEGNA common stock that trades on the “regular-way” market will trade with an entitlement to Cars.com common stock distributed pursuant to the separation. TEGNA common stock that trades on the “ex-distribution” market will trade without an entitlement to Cars.com common stock distributed pursuant to the distribution.

Beginning on or about the record date for the distribution and continuing up to and including the distribution date, Cars.com expects that there will be a “when-issued” market in its common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for Cars.com common stock that will be distributed to holders of TEGNA common stock on the distribution date. TEGNA stockholders who owned TEGNA common stock at the close of business on the record date for the distribution will be entitled to Cars.com common stock distributed pursuant to the distribution. TEGNA stockholders may trade this entitlement to shares of Cars.com common stock, without TEGNA common stock they own, on the “when-issued” market, but such a transaction will not settle until after the distribution date. On the first trading day following the distribution date, “when-issued” trading with respect to Cars.com common stock will end, and “regular-way” trading will begin.

Conditions to the Distribution

Cars.com has announced that the distribution will be effective at 11:59 p.m., Eastern Time, on May 31, 2017, which is the distribution date, provided that the following conditions shall have been satisfied (or waived by TEGNA in its sole discretion):

•	the transfer of assets and liabilities from TEGNA to Cars.com shall have been completed in accordance with the separation agreement that TEGNA and Cars.com will enter into prior to the distribution;

•	the continued validity of the private letter ruling received by TEGNA from the IRS with respect to certain requirements for qualification for tax-free treatment under Section 355 of the Code;

•	the receipt by TEGNA of an opinion from TEGNA’s outside tax counsel to the effect that the requirements for tax-free treatment under Section 355 of the Code will be satisfied;

•	an independent appraisal firm acceptable to TEGNA shall have delivered one or more opinions to the board of directors of TEGNA at the time or times requested by the board of directors of TEGNA confirming the solvency and financial viability of TEGNA before the consummation of the distribution and each of TEGNA and Cars.com after consummation of the distribution, and such opinions shall be acceptable to TEGNA in form and substance in TEGNA’s sole discretion and such opinions shall not have been withdrawn or rescinded;

•	the SEC shall have declared effective Cars.com’s registration statement on Form 10 and the related information statement, and the information statement shall have been made available to TEGNA stockholders;

•	all actions and filings necessary or appropriate under applicable U.S. federal, state or other securities laws shall have been taken and, where applicable, shall have become effective or been accepted by the applicable governmental authority;

•	the transaction agreements relating to the separation that TEGNA and Cars.com will enter into prior to the distribution shall have been duly executed and delivered by the parties;

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect;

•	the shares of Cars.com common stock to be distributed shall have been approved for listing on the New York Stock Exchange, subject to official notice of distribution;

•	TEGNA shall have received the proceeds from the cash transfer from Cars.com described in the section entitled “Relationship with TEGNA Following the Separation and Distribution—Separation Agreement—Cash Transfer from Cars.com” and TEGNA shall be satisfied in its sole and absolute discretion that, as of the effective time of the distribution, it shall have no further liability under any of the Cars.com financing arrangements described under “Description of Material Indebtedness”; and

•	no event or development shall have occurred or exist that, in the judgment of TEGNA’s board of directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution and other related transactions.

TEGNA cannot assure you that any or all of these conditions will be met and will have sole discretion to waive any of the conditions to the distribution. In addition, TEGNA will have the sole and absolute discretion to determine and change the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio. TEGNA may rescind or delay its declaration of the distribution even after the record date for the distribution regardless of whether the conditions to the distribution have been satisfied. TEGNA does not intend to notify its stockholders of any modifications to the terms of the separation and distribution that, in the judgment of its board of directors, are not material. For example, the TEGNA board of directors might consider material such matters as significant changes to the distribution ratio, the assets to be contributed or the liabilities to be assumed in the separation or if TEGNA decides to abandon the distribution. To the extent that the TEGNA board of directors determines that any modifications by TEGNA materially change the material terms of the separation and distribution or if TEGNA decides to abandon the distribution, TEGNA will notify TEGNA stockholders in a manner reasonably calculated to inform them about the modification or abandonment as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or making available a supplement to the information statement made available to TEGNA stockholders in connection with Cars.com’s registration statement on Form 10.

Regulatory Approval

Apart from the registration under U.S. federal securities laws of Cars.com common stock to be distributed in the distribution and related stock exchange listing requirements, Cars.com does not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the distribution. The distribution will not affect the ownership or control of TEGNA’s television stations or its television licensee subsidiaries; consequently, FCC approval will not be required in connection with the distribution with respect to any of the television station licenses.

USE OF PROCEEDS

The settlement of the awards is not expected to generate any proceeds for Cars.com.

DIVIDEND POLICY

Cars.com currently intends to retain future earnings to finance and grow its business. As a result, Cars.com does not expect to pay any cash dividends for the foreseeable future. All decisions regarding the payment of dividends by Cars.com will be made by its board of directors from time to time in accordance with applicable law.

CAPITALIZATION

The following table sets forth Cars.com’s capitalization as of December 31, 2016, on a historical basis and on a pro forma basis to give effect to the pro forma adjustments included in Cars.com’s unaudited pro forma financial information. The information below is not necessarily indicative of what Cars.com’s capitalization would have been had the separation, distribution and related transactions been completed as of December 31, 2016. In addition, it is not indicative of Cars.com’s future capitalization. This table should be read in conjunction with the sections entitled “Unaudited Pro Forma Financial Statements,” “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as with Cars.com’s financial statements and notes thereto included in the section entitled “Index to Financial Statements.”

	As of December 31, 2016
	Historical	Pro Forma
In thousands of dollars, except share data
Cash and cash equivalents	$8,896	$8,896
Capitalization:
Debt:
Floating rate debt(1)		650,000

Total debt		650,000

Equity:
Common stock ($0.01 par value per share); 300,000,000 shares authorized, 71,597,565 shares issued and outstanding, pro forma		716
Additional paid-in capital		1,513,622
Parent’s investment, net(2)	$2,417,285	—

Total equity	$2,417,285	1,514,338

Total capitalization	$2,417,285	$1,514,338

(1)	On or about the distribution date, Cars.com expects to enter into certain financing arrangements to fund a $650 million cash transfer to TEGNA, as well as to fund working capital and other liquidity needs and to provide letters of credit as necessary. Floating rate debt and total debt above reflect an anticipated term loan due quarterly through May 2022 of $450 million, net of an anticipated $5 million of debt issuance costs, plus a draw of $205 million on an anticipated revolving credit facility.
(2)	Reflects the net Parent investment impact as a result of the anticipated post-distribution capital structure. As of the distribution date, Parent’s investment, net, in Cars.com will be exchanged to reflect the distribution of Cars.com’s common stock to Parent stockholders and to reflect the aggregate par value of Cars.com shares of common stock being distributed in the distribution.

Cars.com anticipates that, as a result of TEGNA’s centralized cash management program, Cars.com’s cash balance at the time of the distribution will be approximately $200 thousand, plus any cash from incremental borrowings that may be made under Cars.com’s revolving credit facility in addition to the approximately $205 million of cash from such borrowings that is anticipated to be included in the $650 million cash transfer to TEGNA.

SELECTED HISTORICAL FINANCIAL DATA

Set forth below are selected historical financial data for Cars.com for the years ended December 31, 2016 and December 31, 2015, the period from October 1, 2014 to December 31, 2014 and the period from January 1, 2014 to October 1, 2014. Operating results for any prior period are not necessarily indicative of results to be expected in any future period. We derived the statement of income data for each of the years ended December 31, 2016 and December 31, 2015 and the period from October 1, 2014 to December 31, 2014 and the balance sheet data as of December 31, 2016 and December 31, 2015 from the historical financial records of TEGNA. Statement of income data for the period January 1, 2014 to October 1, 2014 was derived from the historical accounts of Cars.com under the previous ownership of Classified Ventures, LLC.

The selected historical financial data set forth below should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Financial Statements,” as well as with the historical financial statements and the notes thereto included in this prospectus. The selected historical financial data reflects Cars.com’s results as historically operated as a part of TEGNA subsequent to TEGNA’s acquisition of Cars.com on October 1, 2014 and as historically operated under the previous ownership of Classified Ventures, LLC prior to the acquisition. These results may not be indicative of Cars.com’s future performance as a stand-alone company following the distribution.

	For the year ended December 31,		For the period Oct. 1, 2014 to Dec. 31, 2014 Successor	For the period Jan. 1, 2014 to Oct. 1, 2014 Predecessor
(In thousands of dollars)	2016 Successor	2015 Successor
Selected Statement of Income Information
Revenues
Retail	$462,776	$424,632	$101,011	$280,283
Wholesale	170,330	171,878	44,928	69,732
Total revenues	633,106	596,510	145,939	350,015
Income from continuing operations	176,370	157,838	16,218	6,377
Net income	176,370	157,838	16,218	575,378

	As of December 31,
(In thousands of dollars)	2016 Successor	2015 Successor
Selected Balance Sheet Information
Cash and cash equivalents	$8,896	$100
Total assets	2,547,266	2,473,667
Total borrowings	—	—
Parent’s investment, net	2,417,285	2,304,519

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The following unaudited pro forma financial statements consist of the unaudited pro forma statement of income for the year ended December 31, 2016 and an unaudited pro forma balance sheet as of December 31, 2016. These unaudited pro forma financial statements were derived from the historical combined financial statements of Cars.com, LLC, which include DMR Holdings, Inc. (“DealerRater”) following its acquisition by TEGNA. These combined financial statements are included elsewhere in this prospectus. The pro forma adjustments give effect to the distribution and the related transactions, as described in the notes to the unaudited pro forma financial statements. The unaudited pro forma financial statement of income for the year ended December 31, 2016 give effect to the distribution as if it had occurred on January 1, 2016, the first day of fiscal 2016. The unaudited pro forma combined balance sheet gives effect to the distribution as if it had occurred on December 31, 2016, Cars.com’s latest balance sheet date.

The unaudited pro forma financial statements include certain adjustments that are necessary to present fairly Cars.com unaudited pro forma statement of income and unaudited pro forma balance sheet as of and for the period indicated. The pro forma adjustments give effect to events that are (i) directly attributable to the distribution transactions, (ii) factually supportable, and (iii) with respect to the unaudited pro forma statement of income, expected to have a continuing impact on Cars.com and are based on assumptions that management believes are reasonable given the information currently available.

The unaudited pro forma financial statements give effect to the following:

•	The impact of federal and certain state and local income taxes to which Cars.com Inc. will be subject following the reorganization and distribution; and

•	The anticipated post-distribution capital structure, including the incurrence of indebtedness pursuant to the financing arrangements expected to be entered into on or around the distribution date, and the payment of a cash transfer to TEGNA.

The unaudited pro forma statement of income does not include adjustments for increased costs of operating as a stand-alone company, such as compensating an independent board of directors, compliance with regulatory and stock exchange requirements, increased auditing and insurance fees and development of internal infrastructure and support functions, which costs were preliminarily estimated to be approximately $10 million to $15 million on an annual basis. Such increased costs are not included in the unaudited pro forma financial statements as their impact is not factually supportable.

The unaudited pro forma financial statements are subject to the assumptions and adjustments described in the accompanying notes. These unaudited pro forma financial statements are subject to change as TEGNA and Cars.com finalize the terms of the separation and distribution agreement and other agreements and transactions related to the distribution.

The unaudited pro forma financial statements are for illustrative purposes only and do not reflect what Cars.com’s financial position and results of operations would have been had the spin-off occurred on the dates indicated and are not necessarily indicative of Cars.com’s future financial position and future results of operations.

CARS.COM INC.

UNAUDITED PRO FORMA STATEMENT OF INCOME

For the Year Ended December 31, 2016

In thousands of dollars, except per share amounts

Fiscal year ended	Historical	Pro Forma Adjustments			Pro Forma
Revenues
Revenue—Retail	$462,776	—			$462,776
Revenue—Wholesale	170,330	—			170,330

Total	633,106	—			633,106

Operating expenses
Product support, technology and operations	129,864	—			129,864
Marketing and sales	211,032	—			211,032
General and administrative	32,202	—			32,202
Affiliate revenue share	8,529	—			8,529
Amortization of intangible assets	74,829	—			74,829

Total	456,456	—			456,456

Operating income	176,650	—			176,650

Interest expense	—	(18,810)	(b	)	(18,810)
Other income, net	308	—			308

Income before income taxes	176,958	(18,810)			158,148

Provision for income taxes	588	59,377	(a	)	59,965

Net income	$176,370	$(78,187)			$98,183

Net income per share—basic	n/a				$1.37
Net income per share—diluted	n/a				$1.37
Weighted-average shares outstanding—basic	n/a		(e	)	71,598
Weighted-average shares outstanding—diluted	n/a		(e	)	71,598

See notes to unaudited pro forma financial statements.

CARS.COM INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of December 31, 2016

In thousands of dollars

	Historical	Pro Forma Adjustments			Pro Forma
Assets
Current assets
Cash and cash equivalents	$8,896	$—			$8,896
Accounts receivable, less allowance	98,303	—			98,303
Prepaid expenses and other current assets	12,342	—			12,342

Total current assets	119,541	—			119,541

Property and equipment
Total cost	37,190	—			37,190
Less accumulated depreciation	(16,729)	—			(16,729)

Net property and equipment	20,461	—			20,461
Intangible and other assets
Goodwill	788,107	—			788,107
Intangible assets, less accumulated amortization	1,607,369	—			1,607,369
Investments and other assets	11,788	—			11,788

Total assets	$2,547,266	$—			$2,547,266

Liabilities and equity
Current liabilities
Accounts payable	$7,844	$—			$7,844
Accrued liabilities	63,253	(1,001)	(d	)	62,252
Deferred revenue	887	—			887

Total current liabilities	71,984	(1,001)			70,983

Deferred incentive plans	3,913	—			3,913
Unfavorable contracts liability	44,085	—			44,085
Deferred tax liability	8,325	253,948	(d	)	262,273
Long-term debt	—	650,000	(c	)	650,000
Other noncurrent liabilities	1,674	—			1,674

Total noncurrent liabilities	57,997	903,948			961,945

Total liabilities	$129,981	$902,947			$1,032,928

Equity
Common stock	$—	$716	(f	)	716
Additional paid-in capital	—	1,513,622	(f	)	1,513,622
Parent’s investment, net	2,417,285	(2,417,285)	(f	),(c)	—

Total equity	2,417,285	(902,947)			1,514,338

Total liabilities and equity	$2,547,266	$—			$2,547,266

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

For further information regarding the combined historical financial statements of Cars.com, LLC and DMR Holdings, Inc., refer to the financial statements and the notes thereto in this prospectus. The unaudited pro forma combined balance sheet as of December 31, 2016 and unaudited pro forma statement of income for the year ended December 31, 2016, include adjustments related to the following:

(a)	The determination of whether taxes should be presented in the financial statements of a limited liability company (“LLC”) is dependent on whether tax law considers the entity to be a flow-through entity. Cars.com, LLC is a multi-member LLC that was considered to be a partnership for U.S. income tax purposes. Such multi-member LLCs generally are not subject to federal, state or local income taxes and are therefore considered flow-through entities. Accordingly, no income taxes have been recorded in the historical financial statements related to Cars.com, LLC. DealerRater is a corporation subject to federal, state, and local income taxes, and as such, income taxes incurred by DealerRater since its acquisition on August 1, 2016 have been recognized in the historical financial statements. Cars.com, LLC will continue to be considered a partnership for U.S. federal, state and local income tax purposes, and Cars.com Inc. will be subject to applicable federal and certain state and local income taxes with respect to the taxable income of Cars.com, LLC. This adjustment reflects Cars.com Inc. corporate income taxes based on a blended statutory tax rate of 37.5%, which represents a provision for U.S. federal, state and local income taxes.

(b)	Reflects interest expense of $18.8 million for the year ended December 31, 2016, related to anticipated borrowings of $655 million comprised of a $450 million term loan and a $205 million borrowing under the revolving credit facility arrangements that Cars.com expects to enter into in connection with the distribution. Interest expense is based on an interest rate equal to the London Interbank Offered Rate plus 1.75%. A 0.125% change to the annual interest rate would change interest expense by approximately $0.8 million on an annual basis. The annual interest rate is subject to change depending on the final amount of debt to be incurred and final terms of the term loan and revolving credit facility agreements.

(c)	Reflects anticipated borrowings in the amount of $655 million that Cars.com expects to enter into in connection with the distribution, net of $5 million of anticipated debt issuance costs associated with the borrowings (which will be amortized as interest expense over the term of the borrowings). The $650 million cash transfer Cars.com intends to make to TEGNA in connection with the distribution will be made using the net borrowing proceeds of $650 million.

(d)	Represents adjustments to income taxes payable and a deferred tax liability for the difference between the book basis and tax basis of Cars.com Inc.’s investment in the Cars.com, LLC partnership.

(e)	The number of Cars.com shares used to compute pro forma basic and diluted earnings per share is based on the weighted average number of Parent common shares outstanding for the year ended December 31, 2016, adjusted for a distribution ratio of 1 share of Cars.com common stock for every 3 TEGNA common shares outstanding.

(f)	Reflects the reclassification of equity as a result of the anticipated post-distribution capital structure. As of the distribution date, the net parent investment in Cars.com will be exchanged to reflect the distribution of Cars.com common stock to TEGNA stockholders and to reflect the $0.01 par value of 71.6 million outstanding shares of common stock.

BUSINESS

Overview

With an average of more than 35 million visits each month during 2016, approximately 52% of which are mobile, and according to comScore an average of approximately 11.8 million unique monthly visitors over the same time period, Cars.com is a leading online research destination for car shoppers. March 2016 research by DATALOGIX commissioned by Cars.com shows that approximately one-third of all vehicles sold in the U.S. in 2015 were researched on Cars.com. Today, nearly all consumers visit a third-party site such as Cars.com to gather vehicle and dealership information and to build consumer confidence prior to buying a vehicle. Cars.com offers credible and easy-to-understand information from consumers and experts that help car buyers to price and find new and used vehicles and car owners to find qualified service and repair providers. Cars.com aims to help consumers by providing objective, independent and trusted advice at every stage of the car ownership journey. Additionally, Cars.com operates Auto.com, DealerRater.com, NewCars.com and PickupTrucks.com, specialized websites directed towards different consumer segments. Leveraging its market-leading position and growing audience, Cars.com also informs digital marketing strategies through consumer insights and innovative products, helping automotive dealers and manufacturers to reach in-market car shoppers more effectively. For the years ended December 31, 2016, 2015 and supplemental pro forma 2014, Cars.com had revenues of $633 million, $597 million and $515 million, respectively.

Cars.com generates revenues through the sale of online subscription advertising products targeting car dealerships by its own direct sales force as well as its affiliate sales channels. It hosts approximately 4.7 million vehicle listings at any given time and serves approximately 20,000 franchise and independent car dealers throughout all 50 states. Cars.com also generates revenue through the sale of display advertising to national advertisers.

Reflecting trends in consumer behavior, the digital automotive advertising market has grown rapidly, with U.S. automotive industry digital advertising spend reaching approximately $7.4 billion in 2015 after having increased at a compound annual growth rate of 20.6% from 2010 to 2015 according to a June 8, 2016 eMarketer report and analysis based on eMarketer data. As car shoppers increasingly turn to digital resources to research vehicles before making a purchase, Cars.com is well-positioned to take advantage of these shifting consumer and dealer trends due to its industry-leading automotive advertising solutions and user-friendly and innovative vehicle search platform.

The Cars.com business was founded in 1998 as a division of Classified Ventures, LLC, a joint venture formed by eight leading media companies, including TEGNA, to provide nationally branded online services for the classified advertising marketplace. On October 1, 2014, TEGNA purchased the 73% of equity interests in Classified Ventures, LLC that it did not previously own for $1.8 billion in cash. Since it was launched as one of the first digital automotive marketplaces in 1998, Cars.com has continuously pioneered new products to build upon its long-established brand strength and capture a growing share of a growing market. Its most recent initiatives to better serve and expand upon its existing buyer and seller customer bases include the introduction of a suite of new services and products. In March 2015, Cars.com moved into the market for vehicle service research with the launch of its partnership with RepairPal, Inc., an innovative solution that provides information about reputable certified repair shops and allows consumers to receive estimates on potential vehicle repairs. In March 2016, Cars.com launched its Sell and Trade product, which captures the attention of car shoppers who want to transact quickly and easily by promoting dealerships interested in buying used cars for cash. The product also helps dealerships build their car-buying programs, as it provides car owners with multiple avenues to sell their vehicles, including through Cars.com’s Quick Offer online tool and mobile application. Further, in May 2015, Cars.com launched Event Positions—an ad position that promotes dealership events to an in-market audience during a specific time frame—to provide even more targeted and event-specific advertising opportunities to its seller customers. Cars.com is also innovating through its mobile platforms. The recently launched Lot Insights reporting tool is the first-of-its-kind in the industry. Lot Insights uses geo-fencing to measure the influence that Cars.com has on mobile shoppers by tracking those consumers on or near a dealer’s lot and delivering valuable insights to dealer advertisers. Most recently, Cars.com has deepened its editorial presence through TEGNA’s acquisition of DMR Holdings, Inc. (“DealerRater”) the industry’s largest automotive consumer review website with nearly 3.1 million consumer reviews of local dealers, which will be contributed to Cars.com. The acquisition provides Cars.com with new solutions to help dealers and original equipment manufacturers (“OEMs”) manage, measure and harness the power of social media.

As evidenced by these recent successful product launches, a combination of dealer and consumer information and feedback has positioned Cars.com to successfully develop new, complementary products and services. In the coming years, Cars.com intends to launch additional products that will continue to enhance the car buying experience, drive traffic to the Cars.com sites and mobile applications and better serve Cars.com’s buyer and seller customers.

Products and Services

Cars.com offers a suite of unique products and services targeting the automotive needs of its buyer and seller customers. Cars.com’s flagship service is its digital automotive marketplace search engine that empowers car buyers to make informed purchasing decisions and helps sellers to engage with a substantial portion of their target customer base. This online automotive marketplace service connects buyers and sellers across five distinct websites: Cars.com, Auto.com, DealerRater.com, NewCars.com and PickupTrucks.com. Cars.com’s automotive marketplace products also include credible user and expert automotive and dealer reviews, which further empower consumer decision-making.

Cars.com primarily generates revenues through the sale of online subscription advertising products to car dealerships by Cars.com’s own direct sales force, as well as through affiliate sales channels. Additionally, Cars.com generates revenue through the sale of display advertising to national advertisers. Finally, Cars.com helps consumers sell vehicles via a private party channel.

Consumer Products and Services

Car buyers and car owners interface with Cars.com primarily through the Cars.com sites and mobile applications. The four key elements of Cars.com’s consumer experience–shop, sell, service and research and expert advice—were designed to empower consumers to make convenient, informed decisions at every stage of the car ownership life cycle and therefore continually drive traffic to the Cars.com sites and mobile applications for the benefit of Cars.com’s advertising partners.

Shop. Through the Cars.com sites and mobile applications, consumers can access Cars.com’s automotive marketplace products which enable consumers to search for new or used vehicles on automotive dealership lots across the country by make, model, price and location. The Cars.com sites and mobile applications also connect consumers with dealers through email, text, telephone, chat, direct traffic referral, or a viewable map of the dealer’s location, providing convenience to consumers and concrete results to Cars.com dealership advertising partners.

Sell. To supplement the features of its flagship automotive marketplace products, in March 2016, Cars.com launched Sell & Trade, a solution that allows consumers to quickly and easily sell a vehicle through its new Quick Offer online tool and mobile application. Car sellers upload vehicle information and receive real-time online cash offers from local dealers with no obligation to buy a replacement vehicle. Further, car sellers can list personal vehicles on the Cars.com sites, enabling consumer-to-consumer sales.

Service. Cars.com partners with RepairPal, an innovative solution that connects consumers with reputable certified repair facilities, enabling consumers to obtain and compare vehicle repair estimates. RepairPal is both an integrated part of the Cars.com sites and a stand-alone, one-stop resource catering to car owners’ service and maintenance needs. RepairPal certifies automobile repair facilities nationwide based on training, reputation, warranty and fair pricing. In addition to connecting owners and repair service providers, RepairPal researches service data to determine the range of average repair prices based on labor rates and parts prices across a wide breadth of makes, models and model years, providing consumers with confidence in their selection of repair facilities and reducing consumers’ fear of overpaying. By enabling consumers to use self-education to better evaluate the service estimates that they receive, this solution aligns with Cars.com’s strategy of building brand value through empowering consumer decision-making. RepairPal also provides relevant content to answer service related questions and aggregates automotive safety and recall notices in one convenient location.

Research and Expert Advice. The Cars.com editorial team tests, reviews and photographs more than 200 different car makes and models every year and creates independent and unbiased coverage of the automotive landscape focusing on consumer advice, trends and analysis. Cars.com provides expert advice on a wide array of car buying topics such as incentive information, financing options and fuel economy, thereby allowing consumers to choose their future vehicles based on the automobile characteristics that matter most to them.

Dealer Reviews. In August 2016, TEGNA acquired DealerRater, the industry’s largest automotive consumer review website, which will be contributed to Cars.com. With nearly 3.1 million consumer reviews of local dealers, DealerRater harnesses the power of social media to help consumers decide where to buy a car. Beginning in 2017, Cars.com expects to deliver DealerRater’s product suite to local dealers to help them connect in-market shoppers with the right person in their dealership, helping dealers to better engage, monitor and promote their online presence to bring qualified consumers into their showrooms.

Advertiser Products and Services

Cars.com’s network of approximately 20,000 dealers lists approximately 4.7 million vehicles across the Cars.com sites and mobile applications that can be viewed by consumers at any given time whether they are at home or on the go. Cars.com’s brand and products afford dealerships access to more than 35 million monthly visits from consumers looking to buy, sell or service a vehicle. Due to the integrated consumer product and service offerings on the Cars.com sites and mobile applications that target not only car buyers, but also car sellers and car owners, dealers can advertise both their inventory of new and used cars and their service departments, while gaining access to an audience of motivated consumers looking for a convenient way to sell a car.

Online advertising packages. Cars.com offers dealers a monthly online subscription enabling dealers to showcase their new and used car inventory to motivated car buyers on the platforms that are responsible for helping consumers find approximately one-third of the automobiles purchased in the U.S. in 2015, according to March 2016 research by DATALOGIX that was commissioned by Cars.com.

Vehicles for sale are highlighted with multiple photos, videos and vehicle specifications, and consumers are, at all times, but a few clicks away from contacting the listing dealer and moving further into the car buying process. To enhance their vehicle listings, dealers can purchase premium advertising services that can be uniquely tailored to an individual dealer’s current needs. For example, Cars.com’s Event Positions ad position promotes dealership events to in-market audiences during a specific time frame. Cars.com’s recently developed Lot Insights tool uses innovative geo-fencing to measure the influence that Cars.com has in connecting local in-market car shoppers to local dealers by tracking Cars.com mobile users on or near a dealer’s lot. These innovative products and tools have positioned Cars.com to take advantage of the growing online automotive advertising spending despite increasing competition in the digital automotive marketplace industry.

Sell & Trade. The Sell & Trade service of Cars.com’s innovative new Quick Offer online tool and mobile application leverages consumers’ desire for a convenient, simple car sales process to benefit its listing dealers by permitting these dealers to access a new audience of motivated consumers looking to sell a car and by giving dealers increasing control over the bidding process. Sell & Trade provides dealers with a new solution to building their used car inventories, which is critical to dealer profitability.

RepairPal Certified. RepairPal Certified works by connecting consumers with sellers of automobile repair services. In addition, Cars.com’s listing dealers can also advertise their service repair centers through Cars.com’s partnership with RepairPal. By leveraging consumer’s trust in the Cars.com brand, the RepairPal Certified product offers advertising dealers effective content delivery regarding their automotive service centers in an effort to facilitate growth of alternate, service-based revenue streams.

Pay-per-Lead. Cars.com operates NewLeadsPlus, a separate pay-per-lead product line that acquires consumer leads through Internet search engines and automotive destination websites, including its own, and sells these leads to members of its dealer network. These consumer leads feature the contact information for ready-to-buy new car shoppers and are sold primarily to dealers on a pay-per-lead basis. Consumer leads not purchased by dealers are sold to OEMs or lead reseller companies.

Manufacturers. With approximately 80% of the audience across the Cars.com sites and mobile applications currently in the market for a new or used vehicle, OEMs that operate on a national basis are offered valuable access to a targeted audience of in-market car shoppers when they purchase display advertising. Cars.com’s wide consumer reach allows it to successfully compete for and realize a market-leading share of the digital marketing spending of these OEMs. Beyond display advertising, Cars.com provides OEMs with consumer insights, data driven solutions and certified pre-owned marketing programs, which Cars.com believes are critical components of OEM digital marketing strategies.

Strategies

Cars.com’s strategy is to be a leader in share of audience and remain the trusted platform of choice for digital automotive media spend. Cars.com works to empower consumers and enable retailers by offering an innovative mix of complementary products and services that create seamless and enjoyable car buying and ownership experiences for consumers and efficient marketing solutions for advertisers. Cars.com aims to build brand recognition and drive car shopper and car owner visits to the Cars.com sites by empowering consumer decision-making and engaging consumers at every stage of the car ownership life cycle. Cars.com’s goal is to combine this growing consumer traffic with Cars.com’s technological and marketing capabilities to increase demand for its advertising solutions. Key elements of Cars.com’s strategy to achieve these objectives are as follows:

Leverage competitive strengths to provide targeted, integrated solutions to advertisers. Dealers and advertisers are seeking to reach their audience in an increasingly competitive market landscape and are struggling to influence attitudes and behavior at each step of the car purchasing process. These dealers and advertisers operate on a hyper-local level that Cars.com believes has not been a priority for other technology companies, and Cars.com believes that this environment presents an attractive opportunity to use its key capabilities to provide critical solutions to the most pressing challenges these dealers and advertisers face. Cars.com intends to leverage its many competitive advantages—including its innovative digital advertising services products and brand recognition as a trusted, unbiased third-party research platform—to create tailored media and marketing plans that efficiently target in-market consumers, drive dealership car buyer traffic and reinforce advertisers’ message and digital presence. Cars.com is a highly attractive advertising and marketing resource due to its offering of thoughtfully-crafted digital strategies that meet the unique needs of automobile industry marketers and advertisers. These unique product offerings allow seller customers and advertising partners of varying size and geographic reach to optimize the benefits of their marketing spend, which enables Cars.com to access a large universe of potential automotive advertising and marketing partners. Cars.com’s localized advertising capabilities, longstanding customer relationships, highly talented on-the-ground team of more than 600 digital marketing consultants and comprehensive promotional capabilities are all competitive advantages that Cars.com expects to use to sell integrated advertising and marketing solutions that meet the changing needs of its seller customers. Cars.com believes that creating new digital solutions for advertisers across the automobile industry on both a local and national basis will continue to put Cars.com in an excellent position to take advantage of the many opportunities resulting from the rapid pace of technological change in the industry.

Advertising Effectiveness and Delivering Value to Dealers. Cars.com believes that the digital automotive marketplace will continue to evolve as consumer shopping and buying behaviors change. Currently, many dealer-advertisers measure Cars.com’s value through “traditional leads,” connections from consumers to dealers that come in the form of phone calls and emails (and, more recently, text messages). Cars.com believes, and its research supports, that other interactions—particularly by consumers on mobile devices—also deliver willing buyers to dealer lots and influence purchases. These mobile interactions, such as vehicle and dealer research and discovery, deliver substantial additional value to dealers and advertisers but are not captured in “traditional lead” measurement. Cars.com’s innovation in the development and launch of Lot Insights and geo-fencing technology has demonstrated that consumers interact with dealers and make vehicle purchases based on their use of the Cars.com product and service suite. Cars.com believes that over time, dealers and advertisers will recognize the changes in consumer behavior and will also evolve in the way that they measure the value that Cars.com delivers. As the measurement of the effectiveness of automotive digital marketing spend evolves, and as Cars.com continues to introduce new products that can incrementally influence buyers of vehicles to proceed directly to dealers’ lots without ever generating a “traditional lead,” Cars.com believes that dealer-advertisers will continue to increase their digital marketing spend.

Expand into new markets and continue to offer new complementary products and services. Cars.com believes that there are significant opportunities to expand into adjacent markets in the automotive industry and potentially enter into new industry verticals. As indicated by Cars.com’s successful launches of Sell & Trade and Event Positions, its partnership with RepairPal Inc. and TEGNA’s recent acquisition of DealerRater, which will be contributed to Cars.com, Cars.com believes its expertise in dealer operations and the retail automotive industry, along with its ability to manage data and develop technological solutions, can be leveraged to provide solutions to the challenges that consumers, retailers, manufacturers and advertisers face in other aspects of the automotive and ancillary industries. Cars.com’s expansion strategy includes exploring acquisitions, partnerships, strategic investments and joint ventures, as well as a commitment to innovative in-house product development. Cars.com believes that its scale and current leadership position enhance its ability to evaluate such opportunities on an ongoing basis.

Increase mobile solutions to further drive car buyer traffic. Cars.com believes that on-the-go mobile device car buying research and comparison applications have been playing and will continue to play an increasingly important role in the digital automotive marketplace industry. Cars.com has seized on the opportunities presented by this trend. Approximately 52% of total Cars.com shoppers visited the Cars.com sites from mobile devices in 2016. Cars.com’s user-friendly mobile applications provide in-market car shoppers with real-time, credible research and price comparison tools while they are on the lot and actively engaged in the car buying process. Cars.com’s ability to reach this highly targeted audience benefits its seller customers and advertising partners by providing targeted, localized access to highly motivated potential customers. Currently, Cars.com provides its mobile applications to dealers as part of its core digital advertising package. Cars.com does not currently charge for these applications separately but rather provides them as a way to enhance its core advertising package.

Advertiser growth through market penetration and premium service offerings. Despite a trend toward consolidation among car dealers, Cars.com believes it has opportunities to expand the number of dealers it partners with and to grow their advertising spend with additional products that strengthen connections between consumers and dealers and further capture OEMs’ advertising spend as they shift advertising dollars online. Cars.com aims to increase and enhance connections between buyers and sellers by continuing to improve its user experience and providing consumers with additional information about specific dealers through DealerRater. Further, Cars.com believes that dealer consolidation will result in major dealer chains having more resources to focus on measuring marketing effectiveness. Cars.com intends to take advantage of this trend by continuing to introduce new products, such as Lot Insights, that improve dealers’ ability to measure the impact of their advertising spend on the Cars.com sites. By increasing connections that improve the return on advertising spend and demonstrating this value to advertisers, Cars.com believes it can increase the number of dealers in its network and capture additional revenue from its existing dealers through product enhancements and premium service offerings.

Supplement organic growth with selective acquisitions. Cars.com believes it will be well-positioned to pursue value-enhancing investments and acquisitions in the increasingly competitive digital automotive marketplace industry. Cars.com will be both opportunistic and disciplined in its acquisition strategy. Cars.com is a strong operator, and it expects that its strengths in market reach and efficient advertising solutions, coupled with its proven track record for developing innovative and complementary products and services, will help drive innovative approaches to revenue generation as well as efficiency gains in acquired businesses.

Strengths

Cars.com believes it enjoys the benefits of a number of unique talents and assets, many of which have helped it to develop into an established industry leader. The following strengths support its business strategies:

Broad footprint in consumer markets. Cars.com is one of the largest and best-known online automotive classified sales and research services, connecting car buyers and car owners with car sellers and repair service providers across multiple digital platforms in all 50 states. Cars.com hosts approximately 4.7 million vehicle listings at any given time and serves approximately 20,000 car dealers in all 50 states. Cars.com’s vast footprint also increases the available reach for advertisers and makes

Cars.com’s services very attractive to manufacturers and dealership networks seeking digital-platforms for broad, impactful campaigns, as well as for local dealers and repair service providers seeking smaller-scale, targeted solutions.

Recognizable national brand. With an average of more than 35 million visits each month during 2016, approximately 52% of which are mobile, an average of approximately 11.8 million unique monthly visitors over the same time period according to comScore, and a strong reputation for providing credible, unbiased third-party reviews and service information, Cars.com has achieved a leading market position in a rapidly growing industry. Cars.com’s recognizable brand and the quality and reliability of its user interface have spurred consistent long-term growth in the number of car buyers, car sellers and advertisers using its platform. With approximately 4.7 million vehicle listings at any given time, the network effects of this brand-based growth are significant and create a positive feedback loop, as more listings lead to better informed consumers and a higher share of online automotive transactions, which in turn drives additional advertising revenue and enhances brand awareness. According to data provided by Millward Brown in April 2017, as of December 31, 2016, Cars.com had held a brand awareness leadership position in its industry for each of the previous eight consecutive quarters.

Significant organic revenue growth creating operating leverage. As a longstanding leader in the industry, Cars.com has enjoyed consistent and rapid organic revenue growth as changes in car buyer behavior have led to increased digital advertising spending. Cars.com’s operating expenses have grown at a lower rate than its revenues, as it is able to leverage its operations, sales and marketing and technology over a broader revenue base. This operating leverage has helped drive growth in Adjusted EBITDA margins as revenues have scaled. Cars.com’s Net income margin and Adjusted EBITDA margin in 2016 were 28% and 41%, up from 26% and 40% respectively in 2015 and 7% and 23%, respectively in 2014.

Integrated and innovative digital platform aimed at a growing demographic. Through the Cars.com sites, Cars.com not only connects car buyers with car sellers in their relevant markets, but also empowers car buyers to make informed purchasing and service decisions by providing understandable, unbiased, credible expert and consumer reviews, as well as expert service advice. Further, Cars.com’s mobile site, which J.D. Power and Associates named number one in overall satisfaction among third-party websites in its 2016 Automotive Mobile Site StudySM, enables it to continue to grow market share among younger car buyers and consumers engaging in on-site research at dealerships. Cars.com’s research shows that consumers aged 18 to 34 (“millennials”) are more likely to use mobile devices than the general car shopper. According to a January 2014 study by Placed, Inc., 65% of millennials use a smartphone to research car buying opportunities prior to visiting a dealership, compared to just 54% of car shoppers 35 and older. Cars.com continues to focus on this younger age demographic, and according to an analysis based on data for December 2016 provided by comScore, 33% of the audience on the Cars.com sites was made up of millennials, which was more than the average of competitive sites. In September 2016, more than 41% of Cars.com’s total mobile shoppers were millennials. Cars.com believes that its innovative platforms meet this demographic’s needs. According to an analysis based on December 2015 and June 2016 data provided by comScore, the Cars.com site averaged more minutes per millennial visitor than most competing sites.

Cars.com has implemented a responsive design approach across all of its platforms. Cars.com’s responsive design is aimed at improving the consumer experience by crafting sites to provide an optimal viewing and interaction experience—such as easy reading and navigation with a minimum of resizing, panning and scrolling—across a wide range of devices, from desktop computers to mobile devices. Cars.com believes that its commitment to innovative digital products and marketing solutions across all digital platforms has solidified it as a leader in third-party automotive sales and service research, positioning it to take advantage of the rapid pace of technological change in an increasingly multi-platform industry.

Operational excellence. Cars.com believes that its efficient operations are a source of competitive strength, and an area of ongoing focus. Cars.com has historically achieved strong operating margins. Its marketing expenditures have produced what Cars.com believes are excellent returns on investment, including category-leading audience awareness and traffic to the Cars.com sites that have consistently scaled over time. Cars.com believes that through a culture that focuses on operational excellence, it is able to leverage the strengths of its employees to deliver robust results while maintaining a low headcount relative to the size of its operations.

Talented and creative management team. The strategy and content of Cars.com’s digital automotive marketplace is guided by strong leadership at every level of the organization. The Cars.com management team, led by President and Chief Executive Officer Alex Vetter, has instilled a culture of creativity and entrepreneurship that Cars.com believes leads to strong results. Recent successful innovations such as Lot Insights, Sell & Trade, and the partnership with RepairPal Inc. are examples of the creativity and business innovation that drive growth at Cars.com. Management plans to continue crafting new ways to leverage Cars.com’s strong brand recognition and leading market position to yield new and expanded revenue streams.

Experienced sales force and cost effective sales and service infrastructure. Cars.com’s sales force is responsible for managing its network of dealer and manufacturer advertisers across geographies and for providing onboarding and dealer support. Through its multi-channel approach to sales of subscription advertising products, supplemented by its major accounts sales team and national advertising sales organization, Cars.com has an efficient and synergistic sales infrastructure that enables its sales force to help dealers grow their businesses by regularly providing data-driven insights on marketing and advertising strategies. Cars.com’s ability to understand the needs of, actively listen to, collaborate with, and develop solutions for its customers has been, and continues to be, a crucial element of its success.

Editorial Strength and Credibility. Cars.com believes that its more than 30-person in-house editorial research staff is a distinct competitive advantage. This team provides over 200 expert reviews on new model releases each year. These award-winning journalists are regularly featured in leading industry publications, trade journals and daily newspapers, as well as on television. Cars.com believes that through videos, vehicle demonstrations and written insights, the staff’s unique editorial voice speaks to the needs of mainstream car shoppers, attracting additional traffic to and enhanced engagement with the Cars.com sites.

Technology

Cars.com has designed its technology platform, sites and products to reliably provide its customers with the information required to make informed car buying and repair decisions. This platform is accessed by consumers through the Cars.com sites and mobile applications and by dealers through a software tool made available through apps and a portal. Supporting each of these user interfaces are advanced systems for displaying, processing and analyzing automotive data, including features such as advance search capabilities for vehicle inventory, vehicle configurators, filters for similar or recommended vehicles, vehicle pricing transparency tools and service and repair recommendations. Cars.com uses a combination of licensed and open source software running on optimized hardware.

Cars.com data is housed in co-location facilities in Chicago and Elk Grove Village, Illinois. Through its technology operations and quality assurance group, Cars.com has adopted a centralized approach to quality assurance and testing for its platform and all products aimed at enhancing consumer and dealer experiences while seeking to optimize availability, scalability, security and performance.

Advertising

Cars.com has experienced advertising sales professionals that sell local and national advertising across its multiple website platforms and services. Cars.com has a large Internet sales staff focused on meeting the specific needs of dealerships, OEMs and service providers in both niche local markets and larger geographic areas. Cars.com markets its innovative advertising products, services and solutions through two sales forces: a Cars.com-owned and operated sales team (the “direct sales force”) and an affiliate-owned and operated sales team (the “affiliate sales force”), with each sales team selling to customers in pre-defined sales territories. However, to assure that each person marketing Cars.com’s products and services possess the deep knowledge and meet the professional standards that Cars.com’s subscribing dealers and national advertising partners have come to expect, all new sales people, direct and affiliate, undergo a rigorous multi-week training program at Cars.com’s headquarters in Chicago, Illinois and engage in frequent continuing education programs to stay current on Cars.com’s products, sales strategies and industry trends.

Direct Sales Force. Cars.com’s direct sales force consists of over 500 dedicated and knowledgeable employees nationwide whose efforts are responsible for 62% of the current dealers subscribing to Cars.com’s products and services across the country, representing approximately 53% of Cars.com’s revenue in 2016. Cars.com’s direct sales team is supplemented by specialized customer support and sales teams in order to better meet the needs of Cars.com’s subscribing dealers and national advertising partners. For example, Cars.com’s major accounts sales team serves some of the nation’s largest dealer groups and Cars.com’s national sales organization of nearly 50 employees manages the needs of OEMs and other national display advertising customers. Cars.com’s national sales organization generated approximately 18% of Cars.com’s revenue in 2016.

Affiliate Sales Force. Cars.com’s affiliate sales force, consisting of publishing and broadcasting organizations, currently have preferred relationships with Cars.com, under which they hold the exclusive right to market Cars.com advertising products and services to dealers within their local markets. Leveraging local know-how, Cars.com’s affiliates use their own standing sales teams to market Cars.com advertising solutions to dealers in a manner tailored to the unique customs, preferences and needs of dealers within these local geographies. After consummation of a sale by one of Cars.com’s affiliates, Cars.com’s in-house team delivers products and services and manages ongoing customer service relationships, which permits local dealers to benefit from Cars.com’s extensive digital automotive advertising experience and award-winning customer service record.

In exchange for the exclusive right to market Cars.com’s products and services in their local territories, affiliates pay Cars.com wholesale fees for each Cars.com product sold. Wholesale fees paid by affiliates vary year-to-year and are derived from the retail rates that Cars.com charges for its products when sold by its direct sales team. In 2016, wholesale fees comprised 27% of Cars.com’s total revenue.

The affiliation agreements pursuant to which these sales are made expire in 2019 and 2020, but may be extended under certain circumstances. The exclusivity rights in these agreements are terminable by Cars.com with respect to individual affiliates if such affiliates continuously fail to meet certain minimum performance standards. The affiliate sales force is comprised of approximately 280 sales representatives, and does not market national display advertising products and services.

Marketing

Cars.com reaches consumers mainly through the Cars.com sites and mobile applications. A significant majority of Cars.com’s marketing is focused on building the Cars.com brand. The key elements of the brand are providing consumers the preferred and trusted platform that brings transparency and efficiency to car shopping and ownership decisions. Cars.com divides its marketing spend between digital media and traditional media sources. Additionally, various media outlets from time to time quote Cars.com branded resources or refer to Cars.com as a recognized industry authority on car reviews and automatic retail and online data forecasting, which aids consumer brand awareness efforts.

Competition

Cars.com faces competition from other websites offering integrated Internet automotive classified products and services, e-commerce websites, websites operated by automobile manufacturers, offline membership-based car-buying services and traditional offline automotive classified listings, such as trade periodicals and local newspapers and television stations. Several competitors offer online and offline services and content in a manner similar to Cars.com and thereby compete for the attention of advertisers and users of Cars.com’s offerings. Specifically, Cars.com competes for a share of total digital advertising spend in the U.S. automotive market. The digital automotive industry is constantly evolving. Low barriers to entry allow new competitors to enter the market with new products, possibly putting pressure on Cars.com’s pricing structure. In recent years, dealers have shifted an increasing portion of their advertising budgets to new entrants with niche advertising products. Dealers also continue to invest in search engine marketing to drive traffic directly to their own websites, bypassing third-party sites while still investing in traditional media such as television, radio and newspapers. Cars.com has maintained its leadership position through its award-winning site and by delivering innovative new products for its advertisers, and it believes that as the competitive climate evolves, the need to innovate and to connect an advertiser’s investment to eventual sales at a local level will be of increasing importance.

Intellectual Property

Cars.com protects its intellectual property through a combination of copyrights, trademarks, service marks, domain names, trade secret laws, confidentiality procedures and contractual restrictions. Cars.com’s registered trademarks in the U.S. include, among others, “All Drive. No Drama.” and “Confidence Comes Standard.” Cars.com has also filed trademark applications in the U.S. for certain of its marks, including an application for “Research. Price. Find.” Cars.com expects to pursue additional trademark registrations to the extent that Cars.com believes it would be beneficial to its competitive position.

In addition to the protection provided by Cars.com’s intellectual property rights, Cars.com also enters into confidentiality and proprietary rights agreements with its employees, consultants, contractors and business partners. Cars.com’s employees and contractors are also subject to invention assignment agreements. Cars.com further controls the use of its proprietary technology and intellectual property through provisions in both Cars.com’s general and product-specific terms of use on its website.

Regulatory Matters

Various aspects of Cars.com’s business are or may be subject to U.S. federal and state regulation. In particular, the advertising and sale of new or used motor vehicles is highly regulated by the states in which Cars.com does business. Although Cars.com does not sell motor vehicles, the dealers from which it derives a significant portion of its revenues do sell them. Moreover, state regulatory authorities or other third parties could take and, on some occasions, have taken the position that some of the regulations applicable to dealers or to the manner in which motor vehicles are advertised and sold generally are directly applicable to Cars.com’s business model.

To operate in this highly regulated environment, Cars.com has developed its products and services with a view toward appropriately managing the risk that its regulatory compliance or the regulatory compliance of its dealer customers could be challenged. If, and to the extent that, its products and services fail to satisfy relevant regulatory requirements, Cars.com could be subject to significant civil and criminal penalties, including fines, or the award of significant damages in class action or other civil litigation, as well as orders interfering with its ability to continue providing its products and services in certain states.

Employees

Cars.com expects to employ approximately 1,275 persons as of the distribution date, none of whom are represented by labor unions.

Legal Proceedings

Cars.com is from time to time subject to a variety of litigation and other legal and regulatory proceedings and claims incidental to its business. Cars.com does not believe that any material liability will be imposed as a result of these matters.

Real Property

Cars.com’s corporate headquarters is located in Chicago, Illinois, in a facility that it leases.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain Factors Affecting Forward-looking Statements

The following discussion and analysis should be read in conjunction with the other sections of this information statement, including “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “Unaudited Pro Forma Financial Statements,” “Business,” “Selected Historical Financial Data,” and the financial statements and the notes thereto included in this information statement. Management’s Discussion and Analysis of Financial Condition and Results of Operations contains a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and other factors described throughout this information statement and particularly in the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

The accompanying financial statements include the accounts of Cars.com, LLC and DMR Holdings, Inc. (“DealerRater”), which represented the principal digital automotive businesses of TEGNA Inc. DealerRater was acquired by TEGNA on August 1, 2016 and will be part of the spun-off business. Accordingly, the financial statements from August 1, 2016 and forward are presented on a combined basis. We believe that the assumptions underlying the financial statements included in the information statement are reasonable. However, the financial statements may not necessarily reflect our results of operations, financial position and cash flows for future periods or what they would have been had we been a separate, stand-alone company during the periods presented.

Business Overview

We are a leading online destination for automotive consumers offering credible, objective information about car shopping, selling and servicing. We leverage our consumer audience to help automotive dealers and marketers more effectively reach car buyers and sellers, as well as those looking for trusted service providers. We have approximately 35 million monthly visits to our web properties. Cars.com generates revenue through online subscription advertising products targeting car dealerships through our direct sales force as well as our affiliate sales channels. We also generate revenue through the sale of display advertising to national advertisers. Our website hosts approximately 4.7 million vehicle listings at any given time and serves approximately 20,000 franchise and independent car dealers in all 50 states.

During the year ended December 31, 2016, we generated revenues of $633.1 million and recorded net income of $176.4 million and Adjusted EBITDA of $259.8 million (see definition and reconciliation of Adjusted EBITDA, which is a non-GAAP term, below). Of the $633.1 million in revenues, 73% consisted of retail revenue with the remaining 27% derived from wholesale revenues.

In evaluating our financial condition and operating performance, our management team reviews a wide variety of factors and metrics. We are particularly focused on the following themes and performance metrics, which our management team views as instructive:

•	Traffic. Our traffic and our ability to continue generating traffic are key to our business, and the tracking of our traffic performance is a critical measure. We have recently made changes to our technology to expand our platform beyond the desktop and into mobile and social platforms. In 2015 and 2016, we undertook a re-platforming initiative to develop a responsive design platform, which provides a seamless experience for consumers across desktop, mobile and tablets. This new platform also allows us to move faster in introducing new content and features to the Cars.com sites. In addition, DealerRater, which TEGNA acquired in August 2016, will be contributed to us in connection with the separation, and we also have invested in developing or acquiring several adjacent offerings, including in the repair and trade-in space. The tracking of our traffic performance is critical to measuring the return on the investments described above, and traffic performance is highly correlated with our ability to provide value to our advertisers.

•	Connections. We are compensated by our advertisers for providing the direct and indirect connections we facilitate between consumers and dealers or Original Equipment Manufacturers (“OEMs”). Whether through a direct connection such as an email or phone call from a consumer to a dealer, an indirect connection such as a transfer from one of the Cars.com sites to a dealer’s website or by pushing walk-in traffic into a dealership, the ability to connect consumers and advertisers is the heart of our business. Our platform, with its captive audience of in-market car shoppers, also serves as an excellent branding platform for local dealerships and OEMs alike. Major auto manufacturers regularly include advertising on the Cars.com sites when rolling out new makes and models each year. Shifting trends in consumer behavior are changing the ways consumers interact with automotive dealers and manufacturers. The shift to mobile, a preference for texting, and the increasing use of social media are but three trends that are disrupting the way consumers have historically interfaced with dealers through online shopping sites. Management measures the various ways in which consumers are interfacing with dealers and OEMs and reports these various metrics with regularity to its customers. Cars.com also is expanding its capabilities of reporting on its consumer influence through innovations like Lot Insights, which uses geo-fencing technology to capture consumer searches on our platform that are performed on a dealer’s physical premises. Though we have had success with many of our customers in proving that our value goes well beyond direct connections and includes a strong influence on walk-in traffic and ultimately vehicle sales, dealers who are focused on more traditional methods of tracking consumer intent such as phone leads may not understand the value that Cars.com is delivering to them. An ongoing area of focus will be educating more dealers on these shifting consumer trends and demonstrating the value of our products.

•	Customers. Our value to consumers tracks to our ability to showcase the inventory of our dealer and OEM customers. The larger the advertiser base, the more inventory and options that are available for consumers to review. Management is focused not only on expanding our network of franchise and independent dealers, but also on developing new approaches to consumer engagement to increase the value of our platform to existing customers. In 2016, we have experienced a higher-than-usual migration of customers away from product enhancement packages or from our solutions more generally. We continue to highlight the value of our connections to dealers while at the same time introducing new advertising opportunities such as our Sell and Trade product and the ability to generate and syndicate reviews through DealerRater.

Our continued success will depend in part on our ability to address and successfully manage challenges, both specific to our business and in the digital advertising marketplace generally. In the near term, we may experience compressed margins as a result of the transition from a wholly owned subsidiary of TEGNA to an independent publicly traded company. In particular, the transition will require us to build out our internal infrastructure and support functions, through recruiting and hiring managers and employees to strengthen our legal, treasury, accounting, tax, investor relations and other similar functions. Similarly, we will face ongoing public company costs, including those related to an independent board of directors, compliance with regulatory and stock exchange requirements, and increased auditing and insurance fees. Further, the indebtedness we incur in connection with the separation will reduce our free cash flow and may limit our ability to make strategic acquisitions. We expect to manage these incremental costs and the associated increased risk by focusing on operating efficiency and continued growth in our business to drive profit margins and generate cash flow.

More generally, we anticipate challenges in the broader digital advertising marketplace, including the following specific challenges:

•	Increasing competition in the online automotive space. We compete in a crowded marketplace for a share of overall dealer and OEM marketing spend. In the face of increasing competition and the development of new technologies, we will need to continue to enhance our existing products and develop innovative new ones, while leveraging our excellent brand and strong consumer following;

•	Flattening growth in new car sales and other macro risks. Growth in new car sales has flattened in 2016, and we do not expect significant growth in new car sales in 2017. A more dramatic slowdown in car sales or other negative macroeconomic changes could reduce our customers’ aggregate digital advertising spend. Our ability to leverage our sales force to continue to expand our dealer network and access a greater percentage of our existing dealers’ advertising spend will be instrumental to our success in weathering any such economic headwinds.

•	Shifting consumer trends. Consumers continue to shift to mobile devices and to social media, which can have a downstream impact on many aspects of our business, including desktop display advertising revenues and the ability to continue to generate traditional phone and email leads. As of December 31, 2016, mobile traffic to Cars.com sites accounted for more than half of visits, with 52% coming from mobile devices compared to 48% a year earlier. To meet this challenge, we will need to continue to adjust our existing platforms and develop new platforms so that we are engaging consumers through their preferred medium.

Separation from Parent

On September 7, 2016, TEGNA announced plans to separate its digital automotive marketplace business from its media and other digital businesses. The separation will occur by means of a spin-off of Cars.com, a newly formed company, which will own the digital automotive marketplace business. TEGNA, the existing publicly traded company in which you currently own common stock, will continue to own and operate the media and other related digital businesses. The separation will create two stand-alone companies positioned to take advantage of differentiated opportunities in the rapidly evolving broadcast and digital landscapes.

Presentation of Financial Statements

Historically, TEGNA has not disclosed separate financial statements for Cars.com. The accompanying financial statements are derived from the historical accounting records of TEGNA since its acquisition of Cars.com, LLC on October 1, 2014 (that date and thereafter referred to as the “successor” periods), and present our financial position, results of operations and cash flows as of and for the successor periods presented as if we were a separate entity. Periods prior to TEGNA’s acquisition of Cars.com, LLC are referred to as the “predecessor” periods. Calendar year 2014 includes both a successor and predecessor period. These predecessor and successor financial statements are presented in accordance with U.S. generally accepted accounting principles (“GAAP”). Throughout this Management Discussion and Analysis of Financial Condition and Results of Operations, we also present 2014 on a supplemental pro forma basis by combining results for these two periods and making certain adjustments related to acquisition accounting as we believe this provides a more meaningful comparison of results across years. In addition, on August 1, 2016, TEGNA acquired 100% of DMR Holdings, Inc. (“DealerRater”), a leading automotive dealer review website. The financial results of DealerRater have been included in our combined financial statements (from the date of acquisition) as it will be part of the spun-off business.

Since TEGNA’s acquisition of Cars.com, LLC in 2014 we have primarily operated as a standalone entity within TEGNA’s broader corporate organization. The historical financial statements include allocations of certain TEGNA corporate expenses. Such costs primarily include insurance, severance costs, and other general corporate overhead expenses and were allocated based on either the actual costs incurred, or Cars.com headcount relative to Parent’s consolidated headcount. Since we operated primarily as a standalone entity, the historical allocated corporate costs were minimal and were approximately $2.2 million, $1.4 million and $2.4 million during the twelve months ended December 31, 2016 and 2015 and three months ended December 31, 2014, respectively. These allocated expenses relate to the various services that have historically been provided to Cars.com by Parent. However, such expenses may not be indicative of the actual level of expense that would have been incurred by Cars.com if we had operated as an independent, publicly-traded company or of the costs expected to be incurred in the future.

We manage and operate our business as one segment. All of our internal intercompany accounts have been eliminated. All significant intercompany transactions between either (i) us and Parent or (ii) us and Parent affiliates have been included within the financial statements and are considered to be effectively settled through equity contributions or distributions at the time the transactions were recorded. The accumulated net effect of intercompany transactions between either (i) us and Parent or (ii) us and Parent affiliates are included in “Parent’s investment, net.” The total net effect of these intercompany transactions is reflected in the Statements of Cash Flows as financing activities.

With regards to income taxes, the determination of whether taxes should be presented in the financial statements of a limited liability company (“LLC”) is dependent on whether tax law considers the entity to be a flow-through entity. Cars.com, LLC and Classified Ventures, LLC are both multi-member LLCs that are considered to be partnerships for U.S. income tax purposes. Such multi-member LLCs generally are not subject to federal, state or local income taxes and are therefore considered flow-through entities. Accordingly, no income taxes have been recognized in Cars.com, LLC historical financial statements. DealerRater is a corporation subject to federal, state, and local income taxes. Accordingly, income taxes incurred by DealerRater since its acquisition on August 1, 2016 have been recognized in the historical financial statements.

Key Metrics

We regularly review a number of key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make operating and strategic decisions. The following table presents certain of these key metrics.

Dollar values in thousands of dollars	Year ended Dec. 31,
	2016	2015	2014 (Supplemental Pro Forma)
Traffic-Visits	412,333,000	433,741,000	422,566,000
Dealer Customers	20,038	20,409	19,866
Net income from continuing operations	$176,370	$157,838	$36,925
Adjusted EBITDA	$259,756	$238,551	$118,784

Traffic-Visits.    We utilize traffic-visit numbers to evaluate the performance of the Cars.com websites. This internally generated metric includes data for multi-platform reporting pulls from desktop and mobile (web browser and application access). Visits refers to the number of times a site is visited, no matter how many visitors make up those visits. Traffic-visit numbers provide an indication of our consumer reach. Although our consumer reach does not correlate directly to revenue, we believe our ability to reach diverse demographic audiences is attractive to our dealers and national advertisers. In 2016, we experienced a decrease in traffic primarily due to our re-platforming efforts which temporarily impacted our ability to generate traffic through search engine optimization. In 2016, total visits were down 4.9% year over year. In October 2016, we completed the re-platforming project which provides us with a more flexible and robust technology infrastructure. We expect to see an improvement in traffic including search engine optimization in 2017 compared to 2016.

Dealer Customers.    Dealer customers represents the average number of car dealers using our products over the course of the applicable periods. The number includes both retail and affiliate sales channels. Dealer customers declined 1.8% in 2016 compared to the prior year. The overall softness in the local dealer customers is primarily attributable to two factors: traffic and connection declines during the re-platforming work described above and the shift in consumer traffic to mobile. With the technology re-platform, the responsive design of our site allows consumers to experience our site regardless of the device they are using. Our much improved site speed has contributed to our growth in mobile. And we believe that mobile users are more likely to be repeat visitors which our site data supports. While mobile users typically send fewer connections to dealers, that mobile user is typically much closer to a sale.

Adjusted EBITDA.    We use Adjusted EBITDA as a non-GAAP financial performance measure to supplement the financial information presented on a GAAP basis. This non-GAAP financial measure should not be considered in isolation from or as a substitute for the related GAAP measure, nor should it be considered superior to the related GAAP measure, and should be read together with financial information presented on a GAAP basis. Also, our non-GAAP measure may not be comparable to similarly titled measures of other companies. We define adjusted EBITDA as net income from continuing operations before (1) interest expense, (2) income taxes, (3) non-operating items (which are primarily comprised of gains on marketable securities held in trust and interest income), (4) depreciation and (5) amortization. When Adjusted EBITDA is discussed in reference to performance, the most directly comparable GAAP financial measure is net income from continuing operations. We use Adjusted EBITDA, a non-GAAP financial performance measure, for purposes of evaluating our performance. Therefore, we believe that this measure provides useful information to investors by allowing them to view our businesses through the eyes of our management and Parent’s board of directors, facilitating comparison of results across historical periods, and providing a focus on the underlying ongoing operating performance of our businesses. Investors should consider the limitations of using Adjusted EBITDA, including the fact that such measure does not provide a complete measure of our operating performance. Adjusted EBITDA is not intended to be an alternative to net income from continuing operations as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. In particular, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as Adjusted EBITDA does not consider certain cash requirements, such as working capital needs, capital expenditures, and contractual commitments.

Reconciliations of Adjusted EBITDA to net income from continuing operations presented in accordance with GAAP on our Statements of Income are presented below:

	Year ended Dec. 31,
In thousands of dollars	2016	2015	2014 (Supplemental Pro Forma)
Net income from continuing operations	$176,370	$157,838	$36,925
Interest expense	—	—	—
Income taxes	588	—	—
Non-operating items	(308)	(105)	(281)

Operating income	176,650	157,733	36,644

Depreciation	8,277	8,160	9,482
Amortization	74,829	72,658	72,658

Adjusted EBITDA (non-GAAP)	$259,756	$238,551	$118,784

Factors Affecting Our Performance

Spending on Online Marketing.    Our revenue is dependent on the amount dealers spend on our online subscription products. We also generate a significant amount of revenue from the sale of display advertising on our websites. In order to increase our revenues, dealers and other advertisers such as OEMs or other auto related companies (e.g. insurance, financing) will likely have to increase the amount they spend on online marketing in absolute dollars or as a percentage of their total marketing expenditures.

Dealer Customers.    Our future growth will depend, in part, on our ability to successfully increase the amount that each of our dealer customers spends on our digital solutions. We have made a substantial investment in our sales organization, and we are dependent on the success of that organization, combined with the effectiveness of our products, to help our subscribing dealers see the value and the return on investment of our premium listings and our enhancement services.

Automotive Industry and Consumer Trends.    Our current customer base, revenue sources and operations are substantially limited to the U.S. Accordingly, our results can be impacted by prevailing economic and market conditions in the U.S. that impact the retail automotive industry in general and car dealers, in particular. Improving economic conditions since 2009 have improved new and used car sales, which we believe has had a positive impact on dealer revenues and, in turn, has had a positive impact on our revenues. In contrast, adverse market conditions such as those that prevailed in 2008 and 2009 reduced the number of dealers that were in business and adversely impacted surviving dealers. We believe these conditions adversely affected the amount that dealers, OEMs and other advertisers were willing to spend on advertising in general, including digital media advertising, which impacted our revenues and our rate of growth during that period. General economic conditions can also impact the number of in-market car shoppers on our websites and the availability of used car inventory.

Launch of New Products and Services.    We believe there are significant opportunities to expand into adjacent markets in the automotive industry. Recently, we launched DealerRater connections, Sell & Trade and Event Positions. Our revenue growth in the future will be dependent, in part, on our ability to successfully innovate, develop, launch, and gain market acceptance of new services that dealers will purchase for an additional monthly subscription fee. Also, our future results of operations will be affected by the timing of the launch of new services.

Supplemental Pro Forma Results

The following table provides unaudited supplemental pro forma results of operations for the year ended December 31, 2014 as if Parent’s acquisition of Cars.com, LLC had occurred on January 1, 2014:

	Successor
In thousands of dollars	for the period from Oct. 1, 2014 to Dec. 31, 2014	Period from Jan. 1, 2014 to Oct. 1, 2014	Subtotal year ended Dec. 31, 2014	Adjustments	Notes	Supplemental Pro Forma year ended Dec. 31, 2014
Revenues
Retail	$101,011	$280,283	$381,294	—		$381,294
Wholesale	44,928	69,732	114,660	18,900	(1)	133,560

Total	145,939	350,015	495,954	18,900		514,854

Operating expenses
Product support, technology and operations	29,151	86,374	115,525	—		115,525
Marketing and sales	54,809	155,945	210,754	—		210,754
General and administrative	25,881	68,299	94,180	(29,982)	(2)	64,198
Affiliate revenue share	1,971	13,104	15,075	—		15,075
Amortization of intangible assets	18,164	—	18,164	54,494	(3)	72,658
Professional fees related to sale	—	19,942	19,942	(19,942)	(4)	—

Total	129,976	343,664	473,640	4,570		478,210

Operating income	15,963	6,351	22,314	14,330		36,644

Other non-operating income	255	26	281	—		281

Income from continuing operations	$16,218	$6,377	$22,595	$14,330		$36,925

(1)	Adjustment to wholesale revenue reflects the amortization of the unfavorable contracts liability which was established during acquisition accounting.

(2)	Adjustment to general and administrative expenses relates to the exclusion of a portion of the 2014 share appreciation right (“SAR”) expense that was recognized due to the acceleration of vesting of SAR awards as a result of the sale transaction in 2014.
(3)	Adjustment relates to the amortization of intangible assets which were established during acquisition accounting.
(4)	Adjustment removes professional fees related to the sale to our Parent.

Results of Operations

The following table sets forth our selected statement of operations for each of the periods indicated:

	Year ended Dec. 31,
In thousands of dollars	2016 (Successor)	Change	2015 (Successor)	Change	2014 (Supplemental Pro Forma)
Revenues
Direct revenue	$333,424	7%	$311,265	11%	$279,505
National advertising revenue	114,335	13%	100,918	15%	87,927
Other revenue	15,017	21%	12,449	(10)%	13,862

Retail revenue	462,776	9%	424,632	11%	381,294
Wholesale revenue	170,330	(1)%	171,878	29%	133,560

Total	633,106	6%	596,510	16%	514,854

Operating expenses
Product support, technology and operations	129,864	11%	116,690	1%	115,525
Marketing and sales	211,032	— %	211,779	— %	210,754
General and administrative	32,202	4%	30,924	(52)%	64,198
Affiliate revenue share	8,529	27%	6,726	(55)%	15,075
Amortization of intangible assets	74,829	3%	72,658	— %	72,658

Total	456,456	4%	438,777	(8)%	478,210

Operating income	176,650	12%	157,733	***%	36,644

Non-operating (expense) income
Other non-operating income	308	***%	105	(63)%	281

Income before income taxes	176,958	12%	157,838	***%	36,925

Provision for income taxes	588	***%	—	— %	—

Income from continuing operations	$176,370	12%	$157,838	***%	$36,925

***	Not meaningful

Full year 2016 Compared to Full Year 2015

Revenues

Retail Revenues—Direct.    Direct revenues represent online subscription products sold to automotive dealer customers. Automotive dealer customers purchase advertising packages to market their vehicle inventory and other aspects of the dealership, such as the service department. In addition to subscription packages, dealers may also purchase leads on a pay-per-lead basis. Direct revenue is our largest revenue stream, representing approximately 53% of total revenue for 2016. Direct revenue for 2016 was up 7% from the prior year reflecting a 3% increase in subscriptions, a 3% increase due to the DealerRater acquisition, and a 1% increase in the subscription rates. The subscription and rate increases were driven by higher dealer market penetration and new product sales.

Retail Revenues—National Advertising.    National advertising revenues consists of display advertising sold to advertising agencies and OEMs. National advertising revenue represented approximately 18% of total revenue for 2016. National revenue for 2016 rose 13% from the prior year mainly due to increased sponsorships and targeted display advertising. The customers who purchase our national advertising services have larger resources and apply a more sophisticated approach to measuring marketing effectiveness. Further, they are already focused on the value delivered by Cars.com beyond digital generation of traditional leads to other areas such as the offline leads that are attributable to mobile.

Retail Revenues—Other.    Other includes revenues from (1) leads sold to reseller companies, (2) data sold to third-parties and (3) products such as Sell it Yourself/For Sale By Owner. Other revenue represented approximately 2% of total revenue for 2016. Other revenue for 2016 was up 21% due to higher reseller lead volume.

Wholesale Revenues.    Wholesale revenues represents the wholesale fees paid to Cars.com for online subscription products sold by Affiliate newspapers and broadcasters. Wholesale revenue represented approximately 27% of total revenue for 2016. Wholesale revenues for 2016 were down 1%, reflecting a 3% decline in subscriptions sold partially offset by a 2% increase in subscription rates. The decline in subscriptions sold was driven by subscription cancellations due to increased competition and an increase in subscription rates.

Expenses

Product Support, Technology and Operations.    Our product support, technology and operations expenses primarily consist of the costs to support revenue including the personnel related costs for our product development, technology and operations teams. Expenses to support revenue include traffic acquisition costs, third party inventory processing costs, photo/video maintenance, service provider expenses, and content licenses. The product development team creates and develops Cars.com products along with providing editorial content on the site. The technology team develops and supports the Cars.com website. Expenses include outside consulting, hardware/software maintenance, software licenses, data center and other infrastructure costs. The operations team is responsible for product fulfillment, customer service, and account management. Product support, technology and operations expenses increased 11% in 2016 due to higher lead acquisition costs, the addition of DealerRater in 2016, increased compensation costs related to product and technology employee resources, and higher costs to support our service product.

Marketing and sales.    Our marketing and sales expenses primarily consist of personnel related costs for our marketing and sales teams, travel expenses, sales training and events expenses, advertising expenses for TV and online (includes production, agency, and distribution costs), search engine marketing and partner lead costs, market research, and marketing events. Marketing and sales 2016 expenses were comparable to last year.

General and Administrative.    Our general and administrative expenses primarily consist of personnel related costs for our executive, finance, legal, human resources, facilities and other administrative employees. In addition, general and administrative expenses include depreciation, office space rent, outside consulting, legal and accounting services. General and Administrative expenses increased 4% in 2016 mainly due to increased compensation expenses from deferred compensation and increased headcount.

Affiliate Revenue Share.    Affiliate revenue share primarily represents payments made to affiliates for major account customers we service directly that are located in the affiliates’ market territory. Revenue recognized for these sales is recorded as retail revenues. Affiliate revenue share costs increased 27% in 2016 due to increased sales for major account customers in affiliates markets.

Amortization of Intangibles.    As a result of Parent’s acquisition of Cars.com, LLC in October 2014 and the acquisition of DealerRater in August 2016, we recorded amortizable intangible assets for customer relationships, developed technology, trade-names and non-compete agreements. This expense category reflects the amortization of these assets. Amortization expense increased 3% in 2016 due to the acquisition of DealerRater.

Full Year 2015 Compared to Full Year 2014 Supplemental Pro Forma

Revenues

Retail Revenues—Direct.    Direct revenue for 2015 was up 11% from the prior year reflecting a 9% increase in subscriptions sold and a 2% increase in the subscription rates. These increases were driven by higher dealer market penetration and new product sales.

Retail Revenues—National Advertising.    National advertising revenue for 2015 rose 15% from the prior year mainly due to increased sponsorships and targeted display advertising.

Retail Revenues—Other.    Other revenues for 2015 were down 10% due to the absence of transitional service revenue in 2015 related to the Apartments.com divestiture that occurred in early 2014.

Wholesale Revenues.    Wholesale revenues for 2015 increased 29% reflecting a 41% increase in subscription rates, partially offset by a 5% decrease in subscriptions sold. The increase in rates was mainly due to amendments to the terms of affiliation agreements with Cars.com, LLC’s former owners to reflect market terms in connection with Parent’s acquisition of Cars.com, LLC on October 1, 2014. This increase in rate also resulted in a decrease in subscriptions sold. In addition, both 2015 and 2014 wholesale revenues include revenue amortization of $25.2 million related to the acquisition accounting for unfavorable contracts. Our supplemental pro forma 2014 financial statements reflect amortization as if the acquisition occurred on January 1, 2014.

Expenses

Product support, technology and operations.    Product support, technology and operations expenses for 2015 were up by 1% compared to prior year due to increased investment in product and technology resources offset by decreased third-party product related expenses due to improved contract terms.

Marketing and sales.    Marketing and sales expenses for 2015 were consistent with the prior year as increases in personnel related costs attributable to increases in our sales force headcount to better serve our customer base which were offset by decreases in television advertising expenses.

General and Administrative.    General and Administrative expenses for 2015 were lower by 52% from the prior year due to a reduction in headcount along with a decrease in professional fees following the acquisition by Parent. In addition, share appreciation right (“SAR”) expense was approximately $27 million higher in 2014 as a result of increases in the awards’ fair value during 2014. Excluding SAR expenses from 2015 and supplemental pro forma 2014, General and Administrative expenses for 2015 were lower by 16% from the prior year, and net operating margin was 26% for 2015 and 12%, for supplemental pro forma 2014.

Affiliate Revenue Share.    Affiliate revenue share expense for 2015 was down 55% from the prior year reflecting new favorable terms with the affiliates that became effective following Parent’s acquisition of Cars.com, LLC on October 1, 2014.

Amortization of Intangibles.    As a result Parent’s acquisition of Cars.com, LLC on October 1, 2014, we recorded recognized amortizable intangible assets for customer relationships, developed software and non-compete agreements. Our supplemental pro forma 2014 financial statements reflect amortization as if the acquisition occurred on January 1, 2014.

Liquidity and Capital Resources

The table below sets forth a summary of our cash flow for the respective periods:

	Successor			Predecessor
In thousands of dollars	Year ended Dec. 31, 2016	Year ended Dec. 31, 2015	Period from Oct. 1, 2014 to Dec. 31, 2014	Period from Jan. 1, 2014 to Oct. 1, 2014
Net cash provided by operating activities	$199,153	$190,055	$33,741	$63,388
Net cash provided by (used for) investing activities	(126,753)	(1,146)	(1,929)	539,295
Net cash used in financing activities	(63,604)	(188,996)	(75,392)	(598,321)

Net change in cash and cash equivalents	$8,796	$(87)	$(43,580)	$4,362

Full Year 2016 Compared to Full Year 2015

Cash flow generated by operating activities is our primary source of liquidity. Net cash flow from operating activities was $199.2 million in 2016, as compared with $190.1 million in 2015. This increase was primarily due to the $18.5 million increase in 2016 net income, which was primarily driven by higher retail and national advertising revenues. This increase was partially offset by a net decrease associated with changes in working capital, primarily due to the timing of collection of accounts receivable and settlement of accrued expenses.

Net cash used for investing activities was $126.8 million in 2016, as compared with $1.1 million in 2015. This increase was primarily due to the 2016 acquisition of DealerRater for approximately $114.9 million. Also contributing to the fluctuation was the absence in 2016 of $7.9 million of cash proceeds received in 2015 from the sale of Apartments.com.

Net cash used for financing activities was $63.6 million in 2016, as compared with $189.0 million in 2015. Cash used for financing activities is primarily due to transactions with Parent, which in 2016 included the Parent’s acquisition of DealerRater for $114.9 million in cash. Parent utilizes a centralized approach to cash management and the financing of its operations. Under this centralized cash management program, the Parent sweeps our cash balances daily and the Parent provides cash to the company to fund accounts payable, payroll and other needs. Accordingly, the net cash flow between us and Parent is presented as a financing activity.

Full Year 2015, Period from October 1, 2014 to December 31, 2014, and Period from January 1, 2014 to October 1, 2014

Net Cash Provided by Operating Activities

Net cash provided by operating activities of the Successor was $190.1 million in 2015 and $33.7 million for the period from October 1, 2014 to December 31, 2014. Net cash provided by operating activities under the Predecessor was $63.4 million for the period from January 1, 2014 to October 1, 2014. Our strong operating cash flows over these periods were primarily due to revenue growth and sustained profitability. In particular, wholesale rate increases implemented on October 1, 2014, bolstered revenue and profitability. Operating cash flow in 2014 was impacted by professional fees related to the sale transaction to our Parent.

Net Cash Provided by (Used for) Investing Activities

Net cash used in investing activities of the Successor was $1.1 million in 2015 and $1.9 million for the period from October 1, 2014 to December 31, 2014. Net cash provided by investing activities under the

Predecessor was $539.3 million for the period from January 1, 2014 to October 1, 2014. Proceeds from the sale of Apartments.com resulted in cash provided by investing activities in 2015 and during the period from January 1, 2014 to October 1, 2014 of $7.9 million and $555.0 million, respectively. The 2015 proceeds were offset by $9.1 million of capital expenditures, resulting in a net use of cash for investing activities for the year. Cash used in investing activities in the three months ended December 31, 2014 was primarily due to capital expenditures.

Net Cash Used in Financing Activities

Net cash used in financing activities of the Successor was $189.0 million in 2015 and $75.4 million for the period from October 1, 2014 to December 31, 2014. Net cash used in financing activities under the Predecessor was $598.3 million for the period from January 1, 2014 to October 1, 2014. Cash used in financing activities during the Successor period is primarily due to transactions with Parent. Cash used in financing activities during the Predecessor period was related to a dividend paid to investors during the period from January 1, 2014 to October 1, 2014 of $598.3 million related to the distribution of the Apartments.com sale proceeds to our investors.

Additional Information

Prior to the separation, we have access to our Parent’s program of maintaining bank revolving credit availability as a component of our liquidity. Concurrent with the separation from our Parent, Cars.com expects to enter into a term loan of $450 million the proceeds of which it will use to fund a portion of the cash transfer to TEGNA. Additionally, we expect to enter into a $450 million revolving credit facility which will be utilized to fund a portion of the cash transfer to TEGNA, as well as for working capital requirements and capital for general corporate purposes, including strategic acquisitions, capital expenditures, and other liquidity needs, such as to provide letters of credit. Our operations have historically generated strong positive cash flow which, along with the new financing arrangements, are expected to provide adequate liquidity to meet our requirements, including those for investments, strategic acquisitions, and the one-time cash transfer to Parent. However, the tax matters agreement that TEGNA and Cars.com will enter into prior to the distribution will include restrictions that may limit Cars.com’s ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its stockholders or that might increase the value of its business. Under the tax matters agreement, for the two year period following the distribution, Cars.com will be prohibited, except in certain circumstances, from: entering into any transaction resulting in the acquisition of all or a portion of its stock or assets, whether by merger or otherwise; merging, consolidating or liquidating; issuing equity securities beyond certain thresholds; repurchasing its capital stock beyond certain thresholds; and ceasing to actively conduct its business. See the section entitled “Risk Factors—Cars.com may be unable to engage in certain corporate transactions after the separation because such transactions could jeopardize the intended tax-free status of the distribution.”

Contractual Obligations

The following table provides aggregated information about our outstanding contractual obligations as of December 31, 2016:

Contractual obligations		Payments due by period
In thousands of dollars	Total	2017	2018-2019	2020-2021	Thereafter
Operating leases(a)	$67,012	$8,133	$9,851	$6,798	$42,230
Purchase obligations(b)	4,614	2,708	1,906	—	—

Total	$71,626	$10,841	$11,757	$6,798	$42,230

(a)	See Note 12 to the annual financial statements included elsewhere in this information statement.

(b)	Primarily includes purchase obligations related to software enterprise agreements, and other legally binding commitments. Amounts which we are liable for under purchase orders outstanding at December 31, 2016, are reflected in the combined balance sheets as trade accounts payable and accrued liabilities and are excluded from the table above.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Effects of inflation and changing prices and other matters

Our results of operations and financial condition have not been significantly affected by inflation.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates. We believe the following discussion addresses our most critical accounting policies, which are those that are important to the presentation of our financial condition and results of operations and require management’s most subjective and complex judgments. This commentary should be read in conjunction with our financial statements, selected financial data and the remainder of this information statement.

Revenue Recognition.    Revenue is recognized when persuasive evidence of an arrangement exists, performance under the contract has begun, the contract price is fixed or determinable and collectability of the related fee is reasonably assured. Revenue is generated through our direct sales force (“retail revenue”) or affiliate sales channels (“wholesale revenue”).

Our primary source of retail and wholesale revenue is through the sale of online subscription advertising products to car dealerships. Our base subscription package provides the car dealership’s available inventory on our Cars.com website. The base subscription contract is generally a fixed price arrangement with a one-year term and is automatically renewed unless cancelled by the customer. We also offer customers several add-on products to the base subscription package. These add-on products are not sold separately from the base subscription package and, therefore, are not separate units of accounting as they do not have value on a standalone basis. Accordingly, the base subscription package and any purchased add-on products are combined as a single unit of accounting and revenues are recognized on a straight-line basis over the contract term as the service is provided to our customers.

Wholesale revenue is earned through affiliation agreements with the Predecessor owners that sell our subscription advertising products to car dealerships. Predecessor owners are assigned certain sales territories to sell our products, and we charge our Predecessor owners a wholesale fee. In situations where our direct sales force sells our products to car dealerships in an affiliate’s territory, we pay our Predecessor owners a revenue share which is classified as ‘Affiliate revenue share’ on our statements of income.

In addition, we also earn retail revenue though the sale of display advertising on our websites to national advertisers, pursuant to fixed fee or transaction based contracts, which are billed for impressions delivered or click-throughs on their advertisements. An impression is the display of an advertisement to an end-user on the website and is a measure of volume. A click-through occurs when an end-user clicks on an impression. Revenue is recognized evenly over the contract term (generally three to six months) for fixed fee contracts where a minimum number of impressions or click-throughs is not guaranteed. Revenue is recognized as the impressions or click-throughs are delivered for transaction based contracts. If the impressions or click-throughs delivered are less than the amount billed, the difference is recorded as deferred revenue and recognized as earned.

Goodwill.    Goodwill represents the excess of acquisition cost over the fair value of assets acquired, including identifiable intangible assets, net of liabilities assumed. At December 31, 2016 we had $788 million of goodwill, which resulted from Parent’s acquisitions of Cars.com, LLC and DealerRater. This asset represented 31% of our total assets at December 31, 2016.

Goodwill is tested for impairment on an annual basis or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Our goodwill is tested for impairment at a level referred to as the reporting unit. The level at which we test goodwill for impairment requires us to determine whether the operations below the business segment level constitute a business for which discrete financial information is available and segment management regularly reviews the operating results. We have determined that Cars.com operates as a single reporting unit.

Before performing the annual two-step goodwill impairment test, we first have the option to perform a qualitative assessment to determine if the two-step quantitative test must be completed. The qualitative assessment considers events and circumstances such as macroeconomic conditions, industry and market conditions, cost factors and overall financial performance, as well as company specifications. If after performing this assessment, we conclude it is more likely than not that the fair value of the reporting unit is less than its carrying amount, then we are required to perform the two-step quantitative test. Otherwise, the two-step quantitative test is not required. We elected to not perform the optional qualitative assessment of goodwill; instead, we performed the quantitative impairment test.

When performing the first step of the quantitative test, we determine the fair value of the reporting unit and compare it to the carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds the fair value of the reporting unit, we perform the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. In the second step of the impairment test, we determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment of goodwill has occurred and we must recognize an impairment loss for the difference between the carrying amount and the implied fair value of goodwill.

We estimate reporting unit fair value using a combination of an income approach using the discounted cash flow (“DCF”) analysis and a market-based valuation methodology using comparable public company trading values. Determining fair value requires the exercise of significant judgments, including the amount and timing of expected future cash flows, long-term growth rates, the discount rate and relevant comparable public company earnings multiples. The cash flows employed in the DCF analysis are based on our best estimate of future sales, earnings and cash flows after considering factors such as general market conditions and recent operating performance. The discount rate utilized in the DCF analysis is based on the reporting unit’s weighted average cost of capital, which takes into account the relative weights of each component of capital structure (equity and debt) and represents the expected cost of new capital, adjusted as appropriate to consider the risk inherent in future cash flows of our reporting unit. The result of the test indicated that the estimated fair value of our reporting unit exceeded the carrying value by more than 20% and thus no impairment existed.

Impairment assessment inherently involves management judgments regarding a number of assumptions described above. The reporting unit fair value also depends on the future strength of the U.S. economy. New and developing competition as well as technological change could also adversely affect future fair value estimates. Due to the many variables inherent in the estimation of a reporting unit’s fair value and the relative size of our recorded goodwill, differences in assumptions could have a material effect on the estimated fair values. For example, a 50 basis point increase in the discount rate used to compute the discounted cash flow valuation would have caused the current head room in step one of the test to narrow to 15%. Similarly, a five percent decline in the valuation multiples (revenue and EBITDA) used in the market-based valuation would have caused the current head room to narrow to 19%.

Indefinite Lived Intangible.    In connection with our acquisition by Parent, we have an intangible asset with an indefinite life associated with the Cars.com trade name. This asset represented 34% of our total assets at December 31, 2016. The indefinite lived intangible asset is tested annually, or more often if circumstances dictate, for impairment and is written down to fair value as required. The estimate of fair value is determined using the “relief from royalty” methodology, which is a variation of the income approach. The discount rate assumption is based on an assessment of the risk inherent in the projected future cash flows generated by the trade name intangible asset. The results of our 2016 annual impairment test of the indefinite lived intangible asset indicated the fair value exceeded its carrying value by more than 10%, and therefore, no impairment existed. Although the trade name asset is not currently impaired, changes in future market rates or decreases in future cash flows and growth rates could result in an impairment charge in a future period.

Definite Lived Amortizable Intangibles.    Our amortizable intangible assets consist mainly of customer relationships and acquired technologies. These assets represented 29% of our total assets at December 31, 2016. These asset values are amortized systematically over their estimated useful lives. An impairment test of these assets would be triggered if the undiscounted cash flows from the related asset group (business unit) were to be less than the asset carrying value. Changes in circumstances, such as technological advances or changes to our business model or capital strategy, could result in actual useful lives differing from our estimates. If an impairment indicator is present, we review our amortizable intangible assets for potential impairment at the asset group level by comparing the carrying value of such assets with the expected undiscounted cash flows to be generated by the asset group. Due to expected continued cash flow in excess of carrying value from our business, no amortizable intangible assets were considered impaired.

Quantitative and Qualitative Disclosures About Market Risk

We believe that our market risk from financial instruments, such as accounts receivable and accounts payable, is not material. Because we did not have any long-term debt outstanding during any period presented, we are also not significantly impacted by changes in interest rates.

MANAGEMENT

Executive Officers Following the Distribution

The following table sets forth the individuals who serve or are expected to serve as executive officers of Cars.com following the completion of the distribution.

Name	Age	Position
T. Alex Vetter	46	President and Chief Executive Officer
Becky A. Sheehan	50	Chief Financial Officer
James F. Rogers	64	Chief Legal Officer
John Clavadetscher	43	Chief Revenue Officer

Alex Vetter

T. Alex Vetter, 46, serves as the President and Chief Executive Officer of Cars.com. Alex has served as President and Chief Executive Officer of Cars.com, LLC since 2014 and previously held a variety of roles spanning product development, customer service, training, operations and sales, since the launch of Cars.com in 1998. From 2006 until his elevation to President and Chief Executive Officer in 2014, Alex served in a variety of senior management roles for Cars.com LLC, from Senior Vice President, Sales to Executive Vice President and Chief Operating Officer.

Becky Sheehan

Becky A. Sheehan, 50, serves as the Chief Financial Officer of Cars.com. Becky has served as Chief Financial Officer of Cars.com, LLC since January 2017. Previously, she served as executive vice president and chief financial officer of FTD Companies, Inc. from November 2013, when it was spun out of United Online, Inc. as an independent public company, through December 2016. From July 2006 through November 2013, Becky served as executive vice president and chief financial officer of FTD Group, Inc. Prior to joining FTD Group, Inc., she was an Audit Partner with Deloitte & Touche LLP and had 19 years of experience in public accounting with both Deloitte and Arthur Andersen LLP.

Jim Rogers

James F. Rogers, 64, is expected to serve as the Chief Legal Officer of Cars.com following the completion of the distribution. Jim has served as Chief Legal Officer of Cars.com, LLC since October 2016. Before that, Jim had served as senior vice present and general counsel for Orbitz Worldwide, Inc. from August 2012 until November 2015, when Orbitz was sold to Expedia, Inc. Prior to Orbitz, Jim was senior vice president and general counsel for TLC Vision Corporation, a private equity-backed vision care company, from 2010 until 2012. Before joining TLC Vision Corporation, he was a partner with Latham & Watkins LLP. Jim currently serves as a board member for The Appleseed Foundation and the Active Transportation Alliance.

John Clavadetscher

John Clavadetscher, 43, is expected to serve as the Chief Revenue Officer of Cars.com following the completion of the distribution. John has served as Chief Revenue Officer of Cars.com, LLC since May 2016. Before that, John was senior vice president of sales of Cars.com, LLC from January 2016 to May 2016, and vice president of sales from 2004 through 2016.

DIRECTORS

Board of Directors Following the Distribution

The following table sets forth the individuals who are expected to serve as directors of Cars.com following the completion of the distribution. All of the nominees will be presented to Cars.com’s sole stockholder, TEGNA, for election prior to the completion of the distribution.

Name	Age	Position
Scott Forbes	59	Chairman of the Board
T. Alex Vetter	46	Director
Jill Greenthal	60	Director
Thomas Hale	48	Director
Donald A. McGovern, Jr.	66	Director
Greg Revelle	39	Director

Commencing with the first annual meeting of stockholders following the separation, directors will be elected at the annual meeting of stockholders and, thereafter, each director will serve until the next annual election and until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board of directors, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election.

Scott Forbes

Scott Forbes, 59, is expected to serve as Cars.com Chairman of the Board of Directors following the completion of the distribution. Scott serves as Chairman of two LSE-listed companies: Rightmove, the UK’s number one online real estate company, and Ascential, an international business to business media company. He currently serves as a member of the board of directors of Travelport Limited and was previously Chairman of Orbitz Worldwide until its sale to Expedia in September 2015. Scott has over 35 years of experience in operations, finance and mergers and acquisitions, including 15 years at Cendant Corporation, which was formerly a leading provider of travel and real estate services. He established Cendant’s international headquarters in London in 1999 and led this division as Group Managing Director until he joined Rightmove in 2005.

Jill Greenthal

Jill Greenthal, 60, is expected to serve on the Cars.com board of directors following the completion of the distribution. Jill has been a Senior Advisor in Private Equity at the Blackstone Group, a global asset management firm, since 2007. She previously was a Senior Managing Director in Blackstone’s Advisory Group. Prior to joining Blackstone, Jill was Co-Head of the Global Media Investment Banking group, a Member of the Executive Board of Investment Banking and Co-Head of the Boston office of Credit Suisse First Boston, an investment bank.

Jill has experience as a leading investment banker and advisor, a role that has given her a deep understanding of capital markets and financial matters. She also has extensive experience working with internet and media companies as they build their businesses. Jill currently serves on the board of directors of TEGNA (from which she will resign when she joins the board of directors of Cars.com), Akamai Technologies, Houghton Mifflin Harcourt, and The Weather Channel. She previously served as a director of Orbitz Worldwide and Michaels Stores.

Thomas Hale

Tom Hale, 48, is expected to serve on the Cars.com board of directors following the completion of the distribution. Tom is President of SurveyMonkey, the world’s largest online survey company. Before joining SurveyMonkey, he was Chief Operating Officer of HomeAway, an internet marketplace for vacation rentals, managing the engineering, product, design and IT/operations teams and leading the company through its IPO and acquisition by Expedia. During his tenure at HomeAway, he transformed the company from an advertising venue into a payments-enabled marketplace serving the consumer peer to peer market as well as the business to business property manager marketplace. Prior to HomeAway, Tom served as Linden Lab’s Chief Product Officer, where he redesigned the consumer experience of Second Life. During his twelve years at Macromedia and Adobe, Tom held several executive roles in general management, product management, and marketing, most notably building out each company’s developer and knowledge worker strategies. Following the acquisition of Macromedia by Adobe, Tom was responsible for the Acrobat family of products, including the revamped user experience for Acrobat and integration of the real-time collaboration tool Adobe Connect. Tom was previously a member of the board of directors of ReachLocal, a public business to business digital marketing services firm, before its sale to Gannett, and of Intralinks, a public global technology provider of enterprise content management solutions, before its sale to Synchronoss. Tom holds an AB from Harvard University.

Donald A. McGovern, Jr.

Donald A. McGovern, Jr., 66, is expected to serve on the Cars.com board of directors following the completion of the distribution. Don has more than 40 years of financial and accounting experience, retiring from PricewaterhouseCoopers (PwC) in June 2013, following a 39-year career with the firm. During his time at PwC, he was Vice Chairman, Global Assurance, directed the U.S. firm’s services for several large public company clients and was involved in over 30 Silicon Valley IPOs. He also held various other leadership roles in PwC and was, from July 2001 to June 2008, a member of, and past lead director for, the Board of Partners and Principals of the U.S. firm as well as a member of PwC’s Global Board. Don currently serves as Senior Independent Director and Chair of the Remuneration Committee on the board of directors of CRH, and a director and chair of the Audit Committee of two private companies, Neuraltus Pharmaceuticals and eASIC Corporation. Don is a member of the American Institute of Certified Public Accountants and holds a BA in history and political science from Marquette University and a MBA from DePaul University.

Greg Revelle

Greg Revelle, 39, is expected to serve on the Cars.com board of directors following the completion of the distribution. Greg is the Chief Marketing Officer for Kohl’s, responsible for the marketing organization and overall marketing strategy, including the company’s focus on driving customer engagement through analytics, enhancing the loyalty platform, accelerating customer traffic and continuing to build Kohl’s overall brand position. Prior to joining Kohl’s, Greg was the Chief Marketing Officer at Best Buy, responsible for marketing, customer strategy, brand positioning and execution across all channels and customer touch points. He led efforts to redefine Best Buy’s brand positioning and customer strategy, championed a shift to digital and personalized customer communications, developed sophisticated analytics capabilities and drove significant growth in the company’s loyalty program. Prior to Best Buy, Greg served as Chief Marketing Officer at AutoNation. Before that, he was Vice President of worldwide online marketing at Expedia and an investment banker at Credit Suisse. Greg holds a bachelor’s degree from Princeton University in Finance and Economics and a master’s degree in business administration from Harvard Business School.

Director Independence

A majority of Cars.com’s board of directors will be composed of directors who are “independent,” as defined by the rules of the New York Stock Exchange and the Corporate Governance Guidelines to be adopted by Cars.com’s board of directors. Cars.com’s board of directors is expected to establish categorical standards to assist it in making its determination of director independence. Cars.com expects that these standards will provide that no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with Cars.com or its subsidiaries (either directly or as a partner, stockholder or officer of an organization that has a relationship with Cars.com or any of its subsidiaries). In making this determination, the board of directors will consider all relevant facts and circumstances, including adopting standards that the following categories of relationships between a director and Cars.com are not material:

•	employment of a director or a director’s immediate family member by a company or organization that made payments to, or received payments from, Cars.com or any of its subsidiaries for property or services in an amount which, in each of the last three fiscal years, did not exceed the greater of $1 million or 2% of such other company’s consolidated gross revenues;

•	a director’s position as a director with, or direct or indirect ownership by a director or a director’s immediate family member of a 10% or greater equity interest in, a company or organization that made payments to, or received payments from, Cars.com or any of its subsidiaries for property or services in an amount which, in each of the last three fiscal years, did not exceed the permitted thresholds above; and

•	a relationship of a director or a director’s immediate family member with a charitable organization, as an executive officer, board member, trustee or otherwise, to which Cars.com or any of its subsidiaries has made, in any of the last three fiscal years, charitable contributions of not more than the greater of $100,000 or 2% of such charitable organization’s consolidated gross revenues.

Cars.com’s board of directors will assess, on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Nominating and Governance Committee, will make a determination as to which members are independent. References to “Cars.com” above include any subsidiary in a consolidated group with Cars.com. The terms “immediate family member” and “executive officer” above are expected to have the same meanings specified for such terms in the New York Stock Exchange listing standards.

Committees of the Board of Directors

Effective upon the completion of the distribution, Cars.com’s board of directors will have the following standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.

Audit Committee. Donald A. McGovern, Jr. is expected to be the Audit Committee Chair, and Cars.com is in the process of determining the additional members of the Audit Committee. Cars.com’s board of directors is expected to determine that Mr. McGovern is an “audit committee financial expert” for purposes of the rules of the SEC, and that each member of the Audit Committee is financially literate as required by the rules of the New York Stock Exchange. In addition, Cars.com expects that the board of directors will determine that each of the members of the Audit Committee will be independent, as defined by the rules of the New York Stock Exchange, Section 10A(m)(3) of the Exchange Act and in accordance with Cars.com’s Corporate Governance Guidelines. The Audit Committee will assist the board of directors in its oversight of financial reporting practices and the quality and integrity of the financial reports of Cars.com, including compliance with legal and regulatory requirements, the independent registered public accounting firm’s qualifications and independence and the performance of Cars.com’s internal audit function. The Audit Committee will also appoint Cars.com’s independent registered public accounting firm, provide oversight of Cars.com’s internal audit function, oversee the adequacy and effectiveness of Cars.com’s accounting and financial controls and the guidelines and policies that govern the process by which Cars.com undertakes financial, accounting and audit risk assessment and risk management.

Compensation Committee. Scott Forbes is expected to be the Compensation Committee Chair, and Cars.com is in the process of determining the additional members of the Compensation Committee. Cars.com’s board of directors is expected to determine that each member of the Compensation Committee will be independent, as defined by the rules of the New York Stock Exchange and in accordance with Cars.com’s Corporate Governance Guidelines. In addition, Cars.com expects that the members of the Compensation Committee will qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act and as “outside directors” for purposes of Section 162(m) of the Code. The Compensation Committee will discharge the board of directors’ responsibilities relating to compensation of Cars.com’s directors and executives and will have overall responsibility for Cars.com’s compensation plans, principles and programs. The Compensation Committee’s duties and responsibilities will include reviewing and approving on an annual basis corporate goals and objectives relevant to compensation of Cars.com’s CEO and other senior executives. The Compensation Committee will also be responsible for reviewing and discussing with management the Compensation Discussion and Analysis disclosures contained in Cars.com’s proxy statements. The Compensation Committee will have primary responsibility for administering Cars.com’s equity incentive plans and in that role will be responsible for approving equity grants to Cars.com’s senior executives. The Compensation Committee will have the sole discretion, under its charter, to retain or obtain advice of a compensation consultant, independent legal counsel or other adviser, and will be responsible for the appointment, compensation and oversight of any such consultant, counsel or adviser.

Nominating and Governance Committee. Jill Greenthal is expected to be the Nominating and Governance Committee Chair, and Cars.com is in the process of determining the additional members of the Nominating and Governance Committee. Cars.com’s board of directors is expected to determine that each of the members of the Nominating and Governance Committee will be independent, as defined by the rules of the New York Stock Exchange and in accordance with the company’s Corporate Governance Guidelines. The Nominating and Governance Committee will be charged with identifying individuals qualified to become board members, recommending to the board of directors candidates for election or re-election to the board of directors and considering from time to time the board of directors committee structure and makeup. The Nominating and Governance Committee will also monitor Cars.com’s human resources practices, including its performance in diversity and equal employment opportunity, monitor Cars.com’s performance in meeting its obligation of fairness in internal and external matters and take a leadership role with respect to Cars.com’s corporate governance practices.

Cars.com’s board of directors is expected to adopt a written charter for each of the Audit Committee, Compensation Committee and Nominating and Governance Committee. These charters will be posted on Cars.com’s investor relations website in connection with the distribution.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2016, Cars.com was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those individuals who will serve as Cars.com’s executive officers following the distribution were made by TEGNA.

Corporate Governance

Stockholder Recommendations for Director Nominees

Cars.com’s amended and restated bylaws will contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the board of directors. Cars.com expects that its board of directors will adopt a policy concerning the evaluation of stockholder recommendations of director candidates by the Nominating and Governance Committee.

Corporate Governance Guidelines

The board of directors is expected to adopt Corporate Governance Guidelines in connection with the separation to assist it in guiding Cars.com’s governance practices. These practices will be regularly re-evaluated by the Nominating and Governance Committee in light of changing circumstances in an effort to continue serving the company’s best interests and the best interests of its stockholders.

Communicating with the Board of Directors

Cars.com’s Corporate Governance Guidelines will include procedures by which stockholders and other interested parties who would like to communicate directly and confidentially with Cars.com’s full board of directors, the chairman or the non-management directors as a group may do so by writing to any such party at Cars.com Inc., 175 West Jackson Boulevard, Suite 800, Chicago, Illinois 60604, Attn: Secretary. The Secretary will forward such communications to the intended recipient and will retain copies for Cars.com’s records.

Director Qualification Standards

The Nominating and Governance Committee charter will set forth certain criteria for the committee to consider in evaluating potential director nominees. In addition to evaluating a potential director’s independence, the committee will consider whether director candidates have relevant experience and diversity in business and industry, government, education and other areas, and will monitor the mix of skills and experience of directors in order to assure that Cars.com’s board of directors will have the necessary breadth and depth to perform its oversight function effectively. The committee may re-evaluate the relevant criteria for board of directors membership from time to time in response to changing business factors or regulatory requirements. The full board of directors will be responsible for selecting candidates for election as directors based on the recommendation of the Nominating and Governance Committee.

Executive Sessions

Cars.com’s Corporate Governance Guidelines will provide that the independent directors should, as they deem appropriate, meet in regularly scheduled executive sessions without management.

Policies on Business Ethics

In connection with the distribution, Cars.com will adopt a Code of Conduct that requires all of its business activities to be conducted in compliance with laws, regulations and ethical principles and values. All directors, officers and employees of Cars.com will be required to read, understand and abide by the requirements of the Code of Conduct. The Code of Conduct will be accessible on the company’s investor relations website. Only Cars.com’s board of directors or a committee thereof will be able to waive the Code of Conduct as it applies to directors or executive officers. Any waiver of the Code of Conduct for executive officers or directors will be promptly disclosed to stockholders in any practicable manner as may be required by law or stock exchange regulation. Any additions or amendments to the Code of Conduct, and any waivers of the Code of Conduct for executive officers or directors, will be posted on the corporate governance page of Cars.com’s investor relations website, and will be similarly provided without charge upon written request.

Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls, and Auditing Matters

In accordance with the Sarbanes-Oxley Act of 2002, Cars.com expects that its Audit Committee will adopt procedures for the receipt, retention and treatment of complaints regarding accounting controls or auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

Procedures for Approval of Related Person Transactions

Cars.com’s board of directors is expected to adopt a written policy on related person transactions. The policy will cover transactions involving Cars.com in excess of $120,000 in any year in which any director, director nominee, executive officer or greater than 5% beneficial owner of Cars.com, or any of their respective immediate family members, has or had a direct or indirect interest, other than as a director or less than 10% owner, of an entity involved in the transaction. This policy will be posted on the corporate governance page of Cars.com’s investor relations website (www.cars.com) as of the distribution date.

Under this policy, the Chief Legal Officer must advise the Audit Committee of any related person transaction of which he or she becomes aware. The Audit Committee must then either approve or reject the transaction in accordance with the terms of the policy. In the course of making this determination, the Audit Committee will consider all relevant information available to it and, as appropriate, take into consideration the size of the transaction and the amount payable to the related person, the nature of the interest of the related person in the transaction, whether the transaction may involve a conflict of interest, the purpose, and the potential benefits to Cars.com, of the transaction, whether the transaction was undertaken in the ordinary course of business and whether the transaction involved the provision of goods or services to Cars.com that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to Cars.com as would be available in comparable transactions with or involving unaffiliated third parties.

EXECUTIVE COMPENSATION

Cars.com is an “emerging growth company,” as defined in the JOBS Act. As such, it is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, exemptions from certain narrative and tabular disclosure obligations regarding executive compensation in Cars.com’s proxy statements, including the requirement to include a Compensation Discussion and Analysis, scaled financial reporting, as well as exemptions from the requirement to hold a non-binding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.

Summary Compensation Table

The information included in the Summary Compensation Table below reflects compensation earned from Cars.com, LLC during fiscal years 2016 and 2015 by individuals who are expected to serve as Cars.com’s named executive officers (“NEOs”) upon the separation. They are Cars.com’s President and Chief Executive Officer Alex Vetter and Cars.com’s other two most highly compensated executive officers (Chief Revenue Officer John Clavadetscher and Chief Legal Officer James (“Jim”) Rogers), based on fiscal year 2016 compensation from Cars.com, LLC. It is anticipated that, following the separation, Cars.com’s NEOs will have the titles shown in this disclosure; however, such determination is subject to approval by the Cars.com board of directors.

Each of the individuals expected to serve as Cars.com’s NEOs was employed by Cars.com, LLC prior to the separation; therefore, the information provided below reflects compensation earned at Cars.com, LLC and the design and objectives of the Cars.com, LLC executive compensation programs in place prior to the separation. All references in the following tables to restricted stock units (“RSUs”) are to RSUs granted by TEGNA in respect of TEGNA common stock (“TEGNA RSUs”), and all references to share appreciation rights (“SARs”) are to SARs granted by Cars.com, LLC in respect of Cars.com, LLC common units (“Cars SARs”).

The historical compensation shown below was determined by TEGNA and Cars.com, LLC. Future compensation levels at Cars.com will be determined based on the compensation policies, programs and procedures to be established by the Cars.com Compensation Committee. Accordingly, the amounts and forms of compensation reported below are not necessarily indicative of the compensation that Cars.com’s NEOs will receive following the separation, which could be higher or lower than the amounts shown below.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)(1)	STOCK AWARDS ($)(2)	STOCK OPTIONS ($)(3)	ALL OTHER COMPENSATION ($)(4)	TOTAL ($)
Alex Vetter	2016	412,500	600,000	159,996	340,001	10,200	1,522,697
President and CEO	2015	350,000	737,500		400,001	10,200	1,497,701
John Clavadetscher	2016	276,667	174,050	43,996	93,502	10,206	598,421
Chief Revenue Officer	2015	252,000	165,958		110,001	10,200	538,159
James (“Jim”) Rogers	2016	66,410	23,094			0	89,504
Chief Legal Officer

(1)

Amounts in this column reflect payments under the Cars.com Annual Incentive Plan, payments under the Cars.com Sales Commission Plan, and awards granted under the Cars.com Long Term Incentive Plan (the “LTIP”) that vested during the applicable year. Payments under the Cars.com Annual Incentive Plan for Alex were $300,000 and $437,500 in 2016 and 2015, respectively. Payments under the Cars.com Sales Commission Plan for John were $149,050 and $140,958 in

2016 and 2015, respectively. Awards granted under the Cars.com LTIP that vested during the applicable year for Alex and John were $300,000 and $25,000, respectively for both 2016 and 2015. These plans are described below.
(2)	Amounts in this column for 2016 represent the grant date fair value of TEGNA RSUs computed in accordance with Accounting Standards Codification 718, Compensation—Stock Compensation (“ASC 718”) based on the assumptions set forth in note 10 to TEGNA’s 2016 audited financial statements. There can be no assurance that the ASC 718 amounts shown in this column will ever be realized by an executive officer.
(3)	Amounts in this column represent the grant date fair value of Cars SARs, which was determined using the Black-Scholes pricing model. Significant assumptions used in the Black-Scholes pricing model are set forth in the table below.

Black-Scholes Pricing Assumptions

Name	Performance Period Start Date	Expected term (years)	Risk-free interest rate	Expected volatility	Assumed annual dividend yield
Alex	1/1/15	3.0	1.09%	42.5%	0%
Alex	1/1/16	3.0	1.30%	41.0%	0%
John	1/1/15	3.0	1.09%	42.5%	0%
John	1/1/16	3.0	1.30%	41.0%	0%

(1)	Amounts reported in this column represents matching contributions to 401(k) accounts.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes the outstanding equity awards held by the NEOs at December 31, 2016.

	OPTION AWARDS					STOCK AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE (1)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE		OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)		MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)
Alex	0	111,421	(1)	12.00	12/31/2017
	0	88,773	(2)	13.12	12/31/2018
						5,141	(3)	109,966
John	0	30,641	(1)	12.00	12/31/2017
	0	24,413	(2)	13.12	12/31/2018
						1,414	(3)	30,245

(1)	These amounts represent Cars SARs, which vest in three equal installments on December 31, 2015, 2016 and 2017, subject to continued employment.
(2)	These amounts represent Cars SARs, which vest in three equal installments on December 31, 2016, 2017 and 2018, subject to continued employment.
(3)	These amounts represent TEGNA RSUs, which will vest in three equal annual installments on December 31, 2017, 2018 and 2019. In addition, on December 31, 2016, TEGNA RSUs in respect of 1,714 and 471 shares held by Alex and John, respectively, vested and are not reflected in the table. The value of the TEGNA RSUs reflected in the table is based on the product of the number of TEGNA RSUs multiplied by $21.39, the closing price of a share of TEGNA stock on December 30, 2016. There can be no assurance that the amounts shown in the table will ever be realized by an executive officer. Upon the separation and distribution, these grants will be converted into RSUs in respect of common stock of Cars.com, as described above under the heading “The Separation and Distribution—Treatment of Equity Based Compensation.”

Components of the Executive Compensation Program

Set forth on the table below are the key components of the Cars.com, LLC executive compensation program as in effect in 2015 and 2016.

	COMPONENT	DESCRIPTION	PERFORMANCE CONSIDERATIONS	PAY OBJECTIVE
Short Term Cash Compensation	BASE SALARY	Pay for service in executive role.	Based on the nature and responsibility of the position, achievement of key performance indicators, internal pay equity among positions and competitive market data.	Attraction and retention. Base salary adjustments also reflect an individual’s performance or changed responsibilities.

	ANNUAL INCENTIVE PLAN	Short-term cash incentive focused on one year company and individual performance.	Cars.com, LLC revenue and net income and individual performance contributions.	Reward performance in attaining individual and Cars.com performance goals.

	SALES COMMISSION PLAN	Short-term program providing sales executives with a monthly cash bonus payment.	The executive’s net billed revenue.	Reward performance in attaining individual and Cars.com sales performance goals.

Long-Term Equity Incentives	SHARE APPRECIATION RIGHTS (SARS)	Cash payment based on three year increase in value of a stated number of shares.	Increase in the fair market value of Cars.com, LLC during a three year performance period.	Drive shareholder returns, align the interests of executives with those of shareholders, and promote retention.

	RESTRICTED STOCK UNITS (RSUS)	Delivery of shares of common stock upon continued employment.	Continued employment and change in shareholder value.	Retain executives, foster stock ownership and align the interests of executives with those of TEGNA’s (and, after the separation and distribution, Cars.com’s) shareholders.

Employment Agreements and Other Similar Arrangements

Cars.com, LLC has an employment agreement with Alex, which is expected to be replaced and superseded by a new letter agreement with Cars.com in connection with the separation and distribution. Cars.com, LLC also has letter agreements with John and Jim, each of which is expected to be continued by Cars.com following the separation and distribution. In addition to the agreements with its NEOs, Cars.com has a letter agreement with its Chief Financial Officer, Becky Sheehan. The terms of the foregoing agreements are summarized below, which summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are filed as exhibits with, and incorporated by reference into, the registration statement on Form S-1 of which this prospectus is a part.

Employment Agreement and Offer Letter with Alex Vetter

Cars.com LLC entered into an employment agreement with Alex Vetter dated November 4, 2014. Alex’s annual base salary for January 1, 2016 through February 29, 2016 was $350,000, and in March 2016 his base salary was increased to $425,000. He also received an annual bonus for 2016 in the amount of $300,000. The terms of his November 4, 2014 employment agreement also provide for certain severance benefits.

On November 2, 2016, Alex entered into an offer letter, which is subject to the consummation of the distribution and generally supersedes his employment agreement dated November 4, 2014. Under the terms of the offer letter, effective as of the date of the distribution, Alex’s annual base salary will be increased to $550,000 and his target annual bonus will be 110% of his base salary. After the distribution, it is expected that Cars.com will make a long-term award that is in addition to his 2017 TEGNA RSU award so that the total target value of his long-term awards for 2017 will be $3 million. His letter agreement also provides that in the event that he is involuntarily terminated from employment without cause, he will continue to vest for 18 months in his long term incentive awards granted after November 2, 2016. His pre-November 2, 2016 long term incentive awards remain subject to the terms of his November 4, 2014 employment agreement which provide for 100% vesting and payment in the event of certain types of severances.

After the distribution date, Alex is entitled to participate in an executive severance plan that provides certain severance benefits, including a benefit that is not less than 1.5 times the sum of his base compensation and average bonus paid for the preceding three years. Also, after the distribution date, Alex is entitled to participate in a change in control severance plan that provides certain severance benefits in the event of a change in control, including a benefit that is not less than two times the sum of his base compensation and average bonus paid for the preceding three years.

Letter Agreement with John Clavadetscher

Cars.com, LLC entered into a letter agreement with John setting forth the terms of his employment in connection with his position as Chief Revenue Officer of Cars.com, LLC. The letter agreement entitles John to an annual base salary of $290,000, a target annual commission of $165,000 and an annual long-term incentive compensation opportunity equal to $150,000.

Letter Agreement with Jim Rogers

Cars.com, LLC entered into a letter agreement with Jim setting forth the terms of his employment in connection with his position as Chief Legal Officer of Cars.com, LLC. The letter agreement entitles Jim to an annual base salary of $350,000, a target annual bonus of 50% of his annual base salary and a 2017 annual long-term incentive compensation opportunity equal to $750,000. In connection with the execution of his offer letter, Jim also entered into standard form of restrictive covenant agreement.

Letter Agreement with Becky Sheehan

Cars.com, LLC entered into a letter agreement with Becky setting forth the terms of her employment in connection with her position as Chief Financial Officer of Cars.com, LLC. The letter agreement entitles Becky to an annual base salary of $500,000, a target annual bonus of 100% of her annual base salary and a 2017 annual long-term incentive compensation opportunity equal to $1,000,000. In addition, in connection with commencing employment with Cars.com, LLC, Becky received a cash payment of $250,000, which is subject to repayment upon her termination of employment for cause or her voluntary termination of employment, in each case, within 12 months of commencing employment. In January 2017, Becky also received an initial one-time award of TEGNA RSUs, which vest over four years and, upon the separation and distribution will be converted into RSUs in respect of common stock of Cars.com, as described above under the heading “The Separation and Distribution—Treatment of Equity Based Compensation.”

Incentive Arrangements

During 2016, the NEOs participated in the incentive compensation plans described below. Such descriptions are qualified in their entireties by reference to the full texts of the applicable plans, which are filed as exhibits with, and incorporated by reference into, the registration statement on Form S-1 of which this prospectus is a part.

Cars.com Annual Incentive Plan

During 2016, certain executives of Cars.com, LLC, including Alex and Jim, participated in the Cars.com Annual Incentive Plan. The plan offers incentive opportunities linked to the attainment of (1) Cars.com’s annual revenue and net income goals and (2) each participant’s key performance indicators developed at the beginning of the year (or, if later, upon commencing participation in the plan). Annual incentive bonuses are designed to reflect individual and company performance during the past year and therefore can vary significantly in amount from year to year.

If a participant’s employment is terminated involuntarily during a performance year due to death, total disability or approved leave of absence, such participant will be eligible for a prorated portion of his or her bonus, as determined based on actual performance and the number of days completed in the performance year. If a participant’s employment is terminated for any other reason during a performance year, no award shall be payable to such participant in respect of such year.

Cars.com Sales Commission Plan

During 2016, certain executives of Cars.com, LLC who are responsible for sales, including John, participated in a sales commission plan. The key objectives of the plan are to promote significant growth in profitable revenue and market share. The plan provides sales executives with commission-based payments based on the executive’s net billed revenue (“NBR”) for specific segments of the business. NBR is determined based upon an executive’s approved sales billed to customers. The plan has two types of commissions based on the type of customer: major accounts, which are weighted at 20%, and other customers, which are weighted at 80%. The commission payments are earned and paid monthly.

Cars.com Share Appreciation Rights Plan

During 2016, certain executives of Cars.com, LLC, including Alex and John, received awards under the Cars.com Share Appreciation Rights Plan (the “SARs Plan”) in the amounts described in the Summary Compensation Table. The purpose of the SARs Plan is to motivate certain key employees of Cars.com, LLC to maximize their contributions to the long-term success of Cars.com, LLC, and to encourage them to remain in the employment of Cars.com, LLC through the award of Cars SARs. Cars SARs link the compensation of participating executives with Cars.com, LLC’s annual financial results and value by providing the executive with a cash payment based on the increase in the value of a specified number of shares of Cars.com, LLC over a specified performance period.

The fair market value of a share of Cars.com, LLC is determined by the plan administrator. The plan administrator may make such adjustments in determining the fair market value of the Cars.com, LLC to reflect such factors and transactions affecting Cars.com, LLC as the plan administrator determines to be appropriate in the plan administrator’s discretion.

Cars SARs (including those granted to Alex and John in 2016) have a three-year performance period. Awards vest in three equal tranches, with one-third of the total award becoming vested on each anniversary of the beginning of the performance period. Upon a termination of employment due to death, disability or retirement, a prorated portion of the SAR award shall vest based on the number of full months completed in the performance period. Upon a termination of employment for cause, both vested and unvested Cars SARs are forfeited. Generally, no portion of a SAR award is paid until after the applicable performance period has concluded.

In addition, Alex and John held Cars SARs that were granted prior to the acquisition of Cars.com, LLC by TEGNA in October 1, 2014. In connection with the acquisition, those Cars SARs converted into a fixed cash amount that was paid in January of 2015, 2016 and 2017. As of the date of this registration statement, Cars.com has no remaining obligations in respect of such former Cars SARs.

Cars.com Long Term Incentive Plan

The Cars.com LTIP is a deferred incentive compensation plan that provides for employer contributions on behalf of certain employees of Cars.com, LLC, including Alex and John. A three-year vesting schedule applies to all employer contributions. Employer contributions vest in three equal annual installments on each February 15th following the date of the deposit.

TEGNA Inc. Omnibus Incentive Compensation Plan

During 2016, certain executives of Cars.com, LLC, including Alex and John, participated in the TEGNA Inc. 2001 Omnibus Incentive Compensation Plan (Amended and Restated as of May 4, 2010), as amended (the “TEGNA Inc. Omnibus Incentive Compensation Plan”), pursuant to which TEGNA grants equity incentive awards to its key employees. Alex and John were granted TEGNA RSUs on January 1, 2016, which vest in four equal annual installments on December 31, 2016, 2017, 2018 and 2019. Upon the separation and distribution, these grants will be converted into RSUs in respect of common stock of Cars.com, as described above under the heading “The Separation and Distribution—Treatment of Equity Based Compensation.”

The TEGNA Inc. Omnibus Incentive Compensation Plan and amendments 1 through 4 thereto are filed as exhibits 10-7, 10-7-1, 10-7-2, 10-7-3 and 10-7-4 to TEGNA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Pension, Retirement or Similar Benefits

Cars.com, LLC maintains a 401(k) plan for the benefit of its employees, including the NEOs. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. Each participant may defer eligible compensation subject to the statutory limit and participants that are 50 years or older can also make additional “catch-up” contributions above the statutory limit. Employees’ pre-tax and Roth contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately fully vested in both their contributions and Cars.com’s matching contributions. For 2017, Cars.com intends to match 100% of each participant’s contributions up to 3% of such participant’s related eligible compensation, and then 50% of each participant’s contributions up to the next 2% of such participant’s related eligible compensation.

Post-Spin-Off Cars.com Executive Compensation Arrangements

Generally

Cars.com’s Compensation Committee has not yet been established and therefore has not established a specific set of objectives or principles for Cars.com’s executive compensation program. Until the separation and distribution, TEGNA’s Executive Compensation Committee will continue to make certain compensation decisions and take actions regarding the compensation of the NEOs. Following the separation and distribution, such decisions will be made, and related actions taken, by Cars.com’s Compensation Committee.

The executive compensation arrangements that Cars.com is expected to adopt in connection with the separation and distribution are described below and in the section entitled “Cars.com Omnibus Incentive Compensation Plan.” These arrangements are similar in a number of respects to those in place at TEGNA immediately prior to the separation and distribution. However, after the separation and distribution, Cars.com’s Compensation Committee and senior management will evaluate such arrangements and may make adjustments as necessary to meet prevailing business needs.

Severance Arrangements

It is expected that Cars.com will adopt a severance plan and change-in-control severance plan shortly following the separation and distribution, the terms of which have not yet been finalized. If such plans are adopted following the separation and distribution, Cars.com will disclose the adoption of the plans and their material terms in a current report on Form 8-K.

DIRECTOR COMPENSATION

Treatment of Director Compensation in the Separation and Distribution

Prior to the separation and distribution, Cars.com will establish the Cars.com outside director compensation program (the “Cars.com Outside Director Compensation Program”). Each Cars.com non-employee director who served on the TEGNA board of directors immediately prior to the separation and distribution and held a deferred compensation balance under the TEGNA Deferred Compensation Plan will be credited, as of the separation and distribution, with such deferred compensation balance under the Cars.com Deferred Compensation Plan and will cease participation in the TEGNA Deferred Compensation Plan. The Cars.com director’s deferred compensation balance under the Cars.com Deferred Compensation Plan will be subject to substantially the same terms and conditions as such amounts were subject to under the TEGNA Deferred Compensation Plan (except that references to TEGNA will instead refer to Cars.com). The equity awards held by the Cars.com non-employee directors who served on the TEGNA board of directors immediately prior to the separation and distribution will be treated as described above under the heading “The Separation and Distribution—Treatment of Equity Based Compensation.”

Director Compensation Following the Separation and Distribution

At the effective time of the separation and distribution, the Cars.com Outside Director Compensation Program will have the terms described below. Following the distribution, the Cars.com board of directors will have the authority to change the Cars.com Outside Director Compensation Program. In setting compensation for the members of the Cars.com board of directors, it is expected that the Cars.com board of directors will consider the significant time commitment and the skills and experience level necessary for directors to fulfill their duties.

Under the Cars.com Outside Director Compensation Program in effect at the time of the separation and distribution, each non-employee director will receive the following for the applicable director compensation year (subject to the special rules described below that apply to the first director compensation year following the distribution):

•	an annual cash retainer of $75,000, payable quarterly during the director compensation year;

•	an annual equity award in the form of RSUs with a grant date value equal to $150,000, granted on the first day of the director compensation year, which award will vest and be eligible for dividend equivalents on the terms described below;

•	an additional annual cash retainer fee of $20,000 to committee chairs and an additional annual equity award in the form of RSUs with a grant date value equal to $75,000 to the independent chair of the board, which award will vest and be eligible for dividend equivalents on the terms described below; and

•	travel accident insurance of $1,000,000.

In addition, in connection with the separation and distribution, the independent chair of the board will receive an annual equity award in the form of RSUs with a grant date value equal to $300,000 for additional duties supporting the executive team of Cars.com. The RSUs will vest in equal installments on the first three anniversaries of the grant date.

A director compensation year generally will commence on the date of Cars.com’s annual meeting of stockholders and end on the date of Cars.com’s following annual meeting of stockholders; however, the 2017-2018 director compensation year following the distribution will commence on the date of the distribution. The amounts described above will be prorated for a partial year of service and, as described below, for the 2017-2018 director compensation year.

Subject to the terms and conditions of the award agreement, each RSU granted to a Cars.com director will represent the right to receive a share of Cars.com common stock to the extent they become vested. RSUs will vest in four equal installments in each of the first four quarters of the director compensation year following the grant date (except in the case of the special grant to the independent chair, which will vest in equal installments on the first three anniversaries of the grant date) and will receive dividend equivalents, which will be deemed to be reinvested in shares of Cars.com common stock. Once vested, these RSUs and dividend equivalents will be paid to the director on the first anniversary of the grant date (unless the director has elected to defer his or her restricted stock units under the Cars.com Deferred Compensation Plan), subject to the director share ownership guidelines described below. RSUs will fully vest if a non-employee director leaves the Cars.com board of directors due to death, disability or the age of service limitations set forth in the Cars.com By-laws. RSUs will also fully vest and be paid out upon a change of control of Cars.com. RSUs that are not vested on the date the director leaves the Cars.com board of directors will be forfeited.

Cars.com directors who did not serve on the TEGNA board of directors immediately prior to the effective time of the distribution will receive a RSU award in respect of their service on the Cars.com board of directors on the date of the distribution or, if later, the date they join the Cars.com board of directors, having a grant date value equal to the prorated portion of the $150,000 annual equity award amount, based on the number of days that such directors will serve on the Cars.com board of directors from the distribution or grant date through the expected annual stockholders meeting date in 2018. Cars.com directors who served on the TEGNA board of directors immediately prior to the effective time of the distribution will not receive a new RSU award in respect of the 2017-2018 director compensation year at the effective time of the distribution. Instead, the RSU award they received as a TEGNA board member with respect to the 2017-2018 director compensation year will be treated as described above under the heading “The Separation and Distribution—Treatment of Equity Based Compensation.” Additionally, Cars.com directors who served on the TEGNA board of directors immediately prior to the effective time of the distribution will not receive cash retainer fees from Cars.com if such fees would be duplicative of the fees received for service with TEGNA prior to the effective time of the distribution.

Deferred Compensation Plan

Upon the separation and distribution, Cars.com will adopt the Cars.com Deferred Compensation Plan (“DCP”), and Cars.com and the DCP will assume liabilities of TEGNA under its deferred compensation plan relating to certain TEGNA directors who become directors of Cars.com. Under the DCP, non-employee directors of Cars.com may be given the opportunity to defer all or a portion of their compensation (including cash compensation and equity awards). The amounts deferred by each director will be deemed invested in the investment options specified under the plan as designated by the director; provided that deferrals of RSUs payable in Cars.com stock are required to be invested in Cars.com stock and will be paid in shares of Cars.com stock. Amounts that a director elects to defer into the DCP are generally paid at the time and in the form elected by the director, provided that if the director terminates employment before attaining the mandatory retirement age, vested amounts are generally paid in a lump sum upon such termination.

This summary is qualified in its entirety by reference to the full text of the DCP, which is filed as an exhibit with, and incorporated by reference into, the registration statement on Form S-1 of which this prospectus is a part.

Director Share Ownership Guidelines Following the Distribution

Cars.com’s non-employee directors will also be subject to minimum share ownership and share retention requirements, which are initially expected to be consistent with those in place at TEGNA immediately prior to the distribution. Under these requirements, Cars.com’s non-employee directors are expected to hold Cars.com common stock with a value of three times the annual cash retainer (or $225,000). Shares relating to awards of restricted stock or stock units or deemed held in the DCP shall count towards achievement of the minimum guideline amount. Directors are expected to hold all shares received from Cars.com as compensation until the stock ownership guideline is met.

RELATIONSHIP WITH TEGNA FOLLOWING THE SEPARATION AND DISTRIBUTION

Agreements with TEGNA

Following the separation and distribution, Cars.com and TEGNA will operate separately, with each as an independent public company. Prior to the distribution, Cars.com will enter into a separation and distribution agreement with TEGNA, which is referred to in this prospectus as the “separation agreement” or the “separation and distribution agreement.” In connection with the separation and prior to the distribution, Cars.com will also enter into various other agreements to effect the separation and provide a framework for its relationship with TEGNA after the separation and distribution, such as a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements will provide for the allocation between Cars.com and TEGNA of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) of TEGNA and its subsidiaries attributable to periods prior to, at and after Cars.com’s separation from TEGNA and will govern the relationship between Cars.com and TEGNA subsequent to the completion of the separation. “Forms of” the separation agreement, the transition services agreement, the tax matters agreement and the employee matters agreement are filed as Exhibits 2.1, 10.1, 10.2 and 10.3 to the registration statement on Form S-1, of which this prospectus forms a part. You are urged to read these agreements carefully and in their entirety.

When used in this section, “distribution date” refers to the date on which TEGNA distributes shares of Cars.com common stock to the holders of TEGNA common stock.

In addition to the above agreements, Cars.com will continue to be party to an affiliation agreement with four local television stations owned by TEGNA that has substantially similar terms to those affiliation agreements Cars.com has in place with the group of media organizations that formerly owned Classified Ventures, LLC. We do not believe that the agreement with the TEGNA stations is material to Cars.com’s business.

Separation Agreement

Transfer of Assets and Assumption of Liabilities

The separation agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of Cars.com and TEGNA as part of the separation of TEGNA into two companies, and will provide for when and how these transfers, assumptions and assignments will occur. In particular, the separation agreement will provide, among other things, that, subject to the terms and conditions contained therein:

•	certain assets (whether tangible or intangible) related to the Cars.com business, which are referred to as the “Cars.com Assets,” will be transferred to Cars.com, including;

•	equity interests in certain TEGNA subsidiaries that hold assets used exclusively in the Cars.com business;

•	customer, distribution, supply and vendor contracts or agreements with third parties (or portions thereof), to the extent that they exclusively relate to the Cars.com business;

•	rights to technology, software and intellectual property exclusively used in the Cars.com business;

•	exclusive rights to information exclusively related to the Cars.com business and nonexclusive rights to information related to the Cars.com business;

•	rights and assets expressly allocated to Cars.com pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation;

•	permits exclusively used in the Cars.com business; and

•	other assets that are included in the Cars.com pro forma balance sheet;

•	certain liabilities related to the Cars.com business or the Cars.com Assets, which are referred to as the “Cars.com Liabilities,” will be retained by or transferred to Cars.com; and

•	all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the Cars.com Assets and Cars.com Liabilities (such assets and liabilities, other that the Cars.com Assets and the Cars.com Liabilities, referred to as the “TEGNA Assets” and “TEGNA Liabilities,” respectively) will be retained by or transferred to TEGNA.

Except as expressly set forth in the separation agreement or any ancillary agreement, neither Cars.com nor TEGNA will make any representation or warranty as to (1) the assets, business or liabilities transferred or assumed as part of the separation, (2) any approvals or notifications required in connection with the transfers, (3) the value of or the freedom from any security interests of any of the assets transferred, (4) the absence or presence of any defenses or right of set-off or freedom from counterclaim with respect to any claim or other asset of either Cars.com or TEGNA or (5) the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests or judgments are not complied with.

Information in this prospectus with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. The separation agreement will provide that, in the event that the transfer or assignment of certain assets and liabilities to Cars.com or TEGNA, as applicable, does not occur prior to the separation, then, until such assets or liabilities are able to be transferred or assigned, Cars.com or TEGNA, as applicable, will hold such assets on behalf and for the benefit of the other party and will pay, perform and discharge such liabilities, for which the other party will reimburse Cars.com or TEGNA, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.

Cash Transfer from Cars.com

The separation agreement will provide that, in connection with the transfer of assets and assumption of liabilities described above, and prior to the distribution, Cars.com will make a cash transfer of $650 million to TEGNA or one or more of its wholly owned subsidiaries.

The Distribution

The separation agreement will also govern the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, TEGNA will distribute to its stockholders that hold TEGNA common stock as of the record date for the distribution all of the issued and outstanding shares of Cars.com common stock on a pro rata basis. Stockholders will receive cash in lieu of any fractional shares.

Conditions to the Distribution

The separation agreement will provide that the distribution is subject to satisfaction (or waiver by TEGNA) of certain conditions. These conditions are described in the section entitled “The Separation and Distribution—Conditions to the Distribution.” TEGNA has the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio.

Financing

The separation agreement will govern certain obligations of TEGNA and Cars.com with respect to Cars.com’s entrance into financing arrangements prior to or concurrently with the separation and distribution, including that Cars.com and/or its subsidiaries will enter into financing arrangements to borrow a principal amount of not less than $655 million and transfer to TEGNA $650 million. The separation agreement will provide that TEGNA and Cars.com will take all necessary actions to assure the full release and discharge of TEGNA (and its subsidiaries following the distribution) from all obligations pursuant to such financing arrangements as of no later than the distribution. Cars.com and/or its subsidiaries will be responsible for all costs and expenses incurred in connection with such financing arrangements.

Claims

In general, each party to the separation agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Releases

The separation agreement will provide that Cars.com and its affiliates will release and discharge TEGNA and its affiliates from all liabilities assumed by Cars.com as part of the separation, from all acts and events occurring or failing to occur, from all conditions existing, on or before the distribution date, relating to Cars.com’s business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement. TEGNA and its affiliates will release and discharge Cars.com and its affiliates from all liabilities retained by TEGNA and its affiliates as part of the separation and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement.

These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the separation agreement, the transition services agreement, the tax matters agreement, the employee matters agreement, and certain other agreements, including the transfer documents in connection with the separation.

Indemnification

In the separation agreement, Cars.com will agree to indemnify, defend and hold harmless TEGNA, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the Cars.com Liabilities;

•	the failure of Cars.com or any other person to pay, perform or otherwise promptly discharge any of the Cars.com Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;

•	except to the extent relating to a TEGNA Liability, any guarantee, indemnification or contribution obligation for the benefit of Cars.com by TEGNA that survives the distribution;

•	any breach by Cars.com of the separation agreement or any of the ancillary agreements; and

•	any untrue statement or alleged untrue statement or omission or alleged omission of material fact in the registration statement on Form 10 filed by Cars.com with the SEC or the related information statement (as amended or supplemented) or in certain disclosure documents that describe Cars.com or that describe or primarily relate to the separation, in each case other than any such statements or omissions directly relating to information regarding TEGNA, provided to Cars.com by TEGNA, for inclusion therein.

In the separation agreement, TEGNA will agree to indemnify, defend and hold harmless Cars.com, each of its affiliates and each of its respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the TEGNA Liabilities;

•	the failure of TEGNA or any other person to pay, perform or otherwise promptly discharge any of the TEGNA Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;

•	except to the extent relating to a Cars.com Liability, any guarantee, indemnification or contribution obligation for the benefit of TEGNA by Cars.com that survives the distribution;

•	any breach by TEGNA of the separation agreement or any of the ancillary agreements; and

•	any untrue statement or alleged untrue statement or omission or alleged omission of material fact for certain statements made explicitly in TEGNA’s name in the registration statement on Form 10 filed by Cars.com with the SEC or the related information statement (as amended or supplemented), or in certain disclosure documents that describe Cars.com or that describe or primarily relate to the separation.

The separation agreement will also establish procedures with respect to claims subject to indemnification and related matters.

Insurance

The separation agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution date and will set forth procedures for the administration of insured claims and certain other insurance matters.

Further Assurances

In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any ancillary agreement, both Cars.com and TEGNA will agree in the separation agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.

Dispute Resolution

The separation agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between Cars.com and TEGNA related to the separation or distribution. These provisions will contemplate that efforts will be made to resolve disputes, controversies and claims by elevation of the matter to executives of Cars.com and TEGNA. If such efforts are not successful, either Cars.com or TEGNA may submit the dispute, controversy or claim to binding arbitration, subject to the provisions of the separation agreement.

Expenses

Except as expressly set forth in the separation agreement or in any ancillary agreement, all costs and expenses incurred in connection with the separation and distribution, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation and distribution, will be paid by the party incurring such cost and expense.

Other Matters

Other matters governed by the separation agreement will include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Termination

The separation agreement will provide that it may be terminated, and the separation and distribution may be modified or abandoned, at any time prior to the distribution date in the sole discretion of TEGNA without the approval of any person, including stockholders of Cars.com or TEGNA. In the event of a termination of the separation agreement, no party, nor any of its directors, officers or employees, will have any liability of any kind to the other party or any other person. After the distribution date, the separation agreement may not be terminated, except by an agreement in writing signed by both TEGNA and Cars.com.

Transition Services Agreement

Cars.com and TEGNA will enter into a transition services agreement prior to the distribution pursuant to which TEGNA and its subsidiaries will provide certain services to Cars.com, on an interim, transitional basis. The services to be provided include certain tax, human resource and risk management consulting services, and certain other short term services to complete a limited number of ongoing analysis projects. The agreed upon charges for such services are generally intended to allow TEGNA to recover all costs and expenses of providing such services, and such charges are not expected to be material to either TEGNA or Cars.com.

The transition services agreement will terminate on the expiration of the term of the last service provided under it, with a minimum service period of 60 days and a maximum service period of 24 months, with most services expected to last for less than the maximum service period following the distribution date. Cars.com generally can terminate a particular service prior to the scheduled expiration date, subject generally to the minimum service period and a minimum notice period of 45 days.

Except in cases of breaches of confidentiality, willful misconduct or fraud, the liability of TEGNA under the transition services agreement for the services it and its subsidiaries will provide, and the liability of Cars.com under the transition services agreement (other than for failure to pay for services), will be limited to $5 million. The transition services agreement will also provide that the parties are not liable to each other for any indirect, exemplary, incidental, consequential, remote, speculative, punitive or similar damages, other than with respect to any third party claim.

Tax Matters Agreement

Cars.com and TEGNA will enter into a tax matters agreement prior to the distribution that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters. If a failure of the distribution to qualify as a tax-free transaction for U.S. federal income tax purposes is attributable to Cars.com’s action or inaction or TEGNA’s action or inaction, as the case may be, or any event (or series of events) involving the assets or stock of Cars.com or the assets or stock of TEGNA, as the case may be, the resulting liability will be borne in full by Cars.com or TEGNA, respectively.

Cars.com’s obligations under the tax matters agreement are not limited in amount or subject to any cap. Further, even if Cars.com is not responsible for tax liabilities of TEGNA and its subsidiaries under the tax matters agreement, Cars.com nonetheless could be liable under applicable tax law for such liabilities if TEGNA were to fail to pay them. If Cars.com is required to pay any liabilities under the circumstances set forth in the tax matters agreement or pursuant to applicable tax law, the amounts may be significant.

The tax matters agreement will also contain restrictions on Cars.com’s ability (and the ability of any member of Cars.com’s group) to take actions that could cause the distribution and related transactions to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, including entering into, approving or allowing any transaction that results in a sale or other disposition of a substantial portion of Cars.com’s assets or stock and the liquidation or dissolution of Cars.com and certain of its subsidiaries. For the two-year period after the distribution, unless Cars.com obtains a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm that such action will not cause the distribution or certain related transactions to fail to qualify as tax-free transactions for U.S. federal income tax purposes and such letter ruling or opinion, as the case may be, is acceptable to TEGNA or TEGNA waives Cars.com’s obligation to obtain such ruling or opinion, Cars.com will be prohibited from:

•	entering into any transaction resulting in the acquisition of all or a portion of its stock or assets, whether by merger or otherwise;

•	merging, consolidating or liquidating;

•	issuing equity securities beyond certain thresholds;

•	repurchasing its capital stock beyond certain thresholds; and

•	ceasing to actively conduct its business.

Notwithstanding receipt of a ruling or opinion described above, in the event that such action causes the distribution or certain related transactions to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, Cars.com will continue to remain responsible for taxes arising therefrom.

Employee Matters Agreement

Cars.com and TEGNA will enter into an employee matters agreement prior to the distribution to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. The employee matters agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.

The employee matters agreement will provide that, unless otherwise specified, Cars.com will be responsible for liabilities associated with employees who will be employed by Cars.com following the separation and former employees whose last employment was with the Cars.com businesses, and TEGNA will be responsible for all other current and former TEGNA employees. Following the separation, Cars.com will retain sponsorship of 401(k) retirement plans, deferred compensation plans and other incentive plans maintained for the exclusive benefit of Cars.com employees as well as various welfare plans applicable to the Cars.com employees.

The employee matters agreement will provide for the conversion of the outstanding awards granted under TEGNA’s equity compensation programs into adjusted awards relating to shares of TEGNA and/or Cars.com common stock, as described in the section entitled “The Separation and Distribution—Treatment of Equity Based Compensation.” The adjusted awards generally will be subject to substantially the same terms, vesting conditions, post-termination exercise rules and other restrictions that applied to the original TEGNA award immediately before the separation.

In addition, under the employee matters agreement, Cars.com will agree to recognize the service of each employee who will be employed by Cars.com following the separation and each former employee whose last employment was with the Cars.com businesses to the same extent as recognized by TEGNA prior to the separation.

Further, the employee matters agreement will provide generally that, for one year following the separation, TEGNA will not solicit current or certain former Cars.com employees and Cars.com will not solicit current or certain former TEGNA employees, subject to customary exceptions.

PLAN OF DISTRIBUTION

In connection with the separation, outstanding awards granted under Cars.com’s equity compensation programs (whether held by TEGNA or Cars.com employees or other participants) generally will be converted into adjusted awards based on both TEGNA common stock and Cars.com common stock, as described under “—Description of Award Adjustments.” The portion of the adjusted awards that are based on Cars.com common stock, which are referred to as “Converted Awards” in this prospectus, will be granted by Cars.com under the Cars.com Omnibus Program, in accordance with the terms of the employee matters agreement that Cars.com will enter into with TEGNA in connection with the separation. The registration statement on Form S-1 of which this prospectus forms a part covers shares of Cars.com common stock issued pursuant to Converted Awards that will be granted to individuals who, at the time of the separation, are no longer employed by or serving on the board of directors of TEGNA. The registration statement does not cover any shares of Cars.com common stock issued pursuant to Converted Awards that will be granted to any individual who, upon completion of the separation, will be employed by or serve on the board of directors of either TEGNA or Cars.com, or any other awards that Cars.com may grant under the Cars.com Omnibus Plan in the future.

DESCRIPTION OF AWARD ADJUSTMENTS

The employee matters agreement that Cars.com will enter into with TEGNA provides for the conversion of the outstanding awards granted under TEGNA’s equity compensation programs (whether held by TEGNA or Cars.com employees or other participants) into adjusted awards relating to shares of TEGNA and/or Cars.com common stock. The adjusted awards generally will be subject to substantially the same terms, vesting conditions, post-termination exercise rules and other restrictions that applied to the original TEGNA award immediately before the separation. The terms of the adjusted awards are described below under the heading “—Treatment of Equity Based Compensation.”

Treatment of Equity Based Compensation

Restricted Stock Unit Awards Held by Employees

Awards Granted Prior to 2016. As of the distribution date, each outstanding time-vesting TEGNA restricted stock unit award granted prior to 2016 will be converted into an award in respect of both shares of TEGNA common stock and shares of Cars.com common stock. The number of shares of TEGNA common stock subject to each award will be the same as the number subject to the award prior to the separation, while the number of shares of Cars.com common stock subject to the award will be determined based on the number of Cars.com shares distributed per TEGNA share in the separation. The adjusted restricted stock unit awards will be subject to substantially the same terms, vesting conditions and other restrictions that applied to the original TEGNA restricted stock unit awards immediately before the separation.

Awards Granted in 2016 or Later Held by TEGNA Employees. As of the distribution date, each outstanding and unvested time-vesting TEGNA restricted stock unit award granted in 2016 or later held by an employee who will remain employed by TEGNA following the separation or a former employee of TEGNA will remain denominated in shares of TEGNA common stock, provided that the number of shares subject to the award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original TEGNA restricted stock unit award as measured immediately before and immediately after the separation, subject to rounding. The adjusted restricted stock unit awards will be subject to substantially the same terms, vesting conditions and other restrictions that applied to the original TEGNA restricted stock unit awards immediately before the separation.

Awards Granted in 2016 or Later Held by Cars.com Employees. As of the distribution date, each outstanding and unvested time-vesting TEGNA restricted stock unit award granted in 2016 or later held by an employee who will be employed by Cars.com following the separation or a former employee of the Cars.com business will be converted into an award denominated in shares of Cars.com common stock, with the number of shares subject to the award to be adjusted in a manner intended to preserve the aggregate intrinsic value of the original TEGNA restricted stock unit award as measured immediately before and immediately after the separation, subject to rounding. The adjusted restricted stock unit awards will be subject to substantially the same terms, vesting conditions and other restrictions that applied to the original TEGNA restricted stock unit award immediately before the separation.

Performance Share Awards

Awards Other than Those Granted to TEGNA Employees in 2017. As of the distribution date, each outstanding TEGNA performance share award other than those granted to TEGNA employees in 2017 will be converted into an award in respect of both shares of TEGNA common stock and shares of Cars.com common stock. The number of shares of TEGNA common stock subject to each award will be the same as the number subject to the award prior to the separation, while the number of shares of

Cars.com common stock subject to the award will be determined based on the number of Cars.com shares distributed per TEGNA share in the separation. The adjusted performance share awards otherwise will be subject to substantially the same terms, vesting conditions and other restrictions that applied to the original TEGNA performance share awards immediately before the separation, except that performance goals will be measured following the separation by aggregating both TEGNA performance and Cars.com performance.

Awards Granted to TEGNA Employees in 2017. As of the distribution date, each outstanding TEGNA performance share award granted in 2017 held by an employee who will remain employed by TEGNA following the separation will remain denominated in shares of TEGNA common stock, provided that the number of shares subject to the award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original TEGNA performance share award as measured immediately before and immediately after the separation, subject to rounding. The adjusted performance share awards will be subject to substantially the same terms, vesting conditions and other restrictions that applied to the original TEGNA performance share awards immediately before the separation.

Stock Option Awards

As of the distribution date, each outstanding TEGNA stock option award will remain an award of options to purchase shares of TEGNA common stock, provided that the number of shares subject to the award and the exercise price thereof will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original TEGNA stock option award as measured immediately before and immediately after the separation, subject to rounding. The adjusted stock option awards will be subject to substantially the same terms, vesting conditions, post-termination exercise rules and other restrictions that applied to the original TEGNA stock option awards immediately before the separation.

Restricted Stock and Restricted Stock Unit Awards Held by Non-Employee Directors

Awards Granted Prior to 2017. As of the distribution date, each outstanding TEGNA restricted stock award and restricted stock unit award granted prior to 2017 held by a non-employee director of TEGNA will be converted into an equivalent award in respect of both shares of TEGNA common stock and shares of Cars.com common stock. The number of shares of TEGNA common stock subject to each award will be the same as the number subject to the award prior to the separation, while the number of shares of Cars.com common stock subject to the award will be determined based on the number of Cars.com shares distributed per TEGNA share in the separation. The adjusted restricted stock awards and restricted stock unit awards will be subject to substantially the same terms, vesting conditions and other restrictions that applied to the original TEGNA restricted stock awards and restricted stock unit awards immediately before the separation.

Awards Granted in 2017 Held by Non-Employee Directors not Transferring to Cars.com. As of the distribution date, each outstanding TEGNA restricted stock unit award granted in 2017 held by a non-employee director of TEGNA who is not becoming a non-employee director of Cars.com following the separation will remain denominated in shares of TEGNA common stock, provided that the number of shares subject to the award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original TEGNA restricted stock unit award as measured immediately before and immediately after the separation, subject to rounding. The adjusted restricted stock unit awards will be subject to substantially the same terms, vesting conditions and other restrictions that applied to the original TEGNA restricted stock unit awards immediately before the separation.

Awards Granted in 2017 Held by Non-Employee Directors Transferring to Cars.com. As of the distribution date, each outstanding TEGNA restricted stock unit award granted in 2017 held by a non-employee director of TEGNA who will become a non-

employee director of Cars.com following the separation will be converted into an award denominated in shares of Cars.com common stock, with the number of shares subject to the award to be adjusted in a manner intended to preserve the aggregate intrinsic value of the original TEGNA restricted stock unit award as measured immediately before and immediately after the separation, subject to rounding. The adjusted restricted stock unit awards will be subject to substantially the same terms, vesting conditions and other restrictions that applied to the original TEGNA restricted stock unit award immediately before the separation.

Treatment of 401(k) Shares

TEGNA common stock held in TEGNA’s 401(k) plans will be treated in the same manner in the distribution as outstanding shares of TEGNA common stock.

CARS.COM OMNIBUS INCENTIVE COMPENSATION PLAN

Cars.com has adopted an omnibus incentive compensation program with the terms set forth below.

Introduction

Prior to the separation and distribution, Cars.com will adopt the Cars.com Inc. Omnibus Incentive Compensation Plan (the “Cars.com Omnibus Plan”). TEGNA, as Cars.com’s sole stockholder, will approve the Cars.com Omnibus Plan prior to the distribution date, and the Cars.com Omnibus Plan will become effective on the distribution date. The following description is a summary of certain terms of the Cars.com Omnibus Plan. This summary is qualified in its entirety by reference to the full text of the Cars.com Omnibus Plan, which is filed as an exhibit with, and incorporated by reference into, the registration statement on Form S-1 of which this prospectus is a part.

Purpose

The purpose of the Cars.com Omnibus Plan is to benefit and advance the interests of Cars.com and its subsidiaries and affiliates by making annual and long-term incentive compensation awards to certain employees and directors of Cars.com and its subsidiaries and affiliates as an additional incentive for them to make contributions to Cars.com’s financial success.

Administration

The Cars.com Omnibus Plan will be administered by a committee appointed by the Cars.com Board (the “Committee”), which is expected to be the Cars.com Compensation Committee. Subject to the terms of the Cars.com Omnibus Plan, the Committee may grant awards under the Cars.com Omnibus Plan; establish the terms and conditions of those awards; construe and interpret the Cars.com Omnibus Plan and any agreement or instrument entered into under the Cars.com Omnibus Plan; establish, amend or waive rules and regulations for the Cars.com Omnibus Plan’s administration; amend the terms and conditions of any outstanding award as provided in the Cars.com Omnibus Plan; and take all other actions it deems necessary for the proper operation or administration of the Cars.com Omnibus Plan. The Committee may delegate its authority under the Cars.com Omnibus Plan, subject to certain limitations.

Eligibility

Awards may be granted to employees of Cars.com, its subsidiaries and affiliates, and directors of Cars.com. The Committee decides who should receive awards and what kind of awards they should receive. The Cars.com Omnibus Plan does not limit the number of employees and affiliates who may receive awards.

Authorized Number of Shares

The Cars.com Omnibus Plan initially reserves 18,000,000 shares of Cars.com common stock for issuance.

Share Counting/Reacquired Shares

For purposes of counting the number of shares available for the grant of awards under the Cars.com Omnibus Plan, shares of Cars.com common stock delivered (whether by actual delivery,

attestation, or net exercise) to Cars.com by a participant to purchase shares of Cars.com common stock upon the exercise of an award shall not be added back to the number of shares available for future awards. In addition, shares of Cars.com common stock repurchased by Cars.com in the open market using the proceeds from the exercise of an award will not be added back to the number of shares available for future awards. If any award under the Cars.com Omnibus Plan is terminated, surrendered, canceled or forfeited, or if an award is settled in cash, the unused shares of Cars.com common stock covered by such award will again be available for grant under the Cars.com Omnibus Plan, subject, however, in the case of incentive stock options, to any limitations under the Internal Revenue Code.

Type of Awards

The Committee may grant the following types of awards under the Cars.com Omnibus Plan: stock options, stock appreciation rights, restricted stock, stock awards, RSUs, performance shares, performance units and other equity-based and cash-based awards. Each type of award is subject to a maximum limit on the grant that may be made to any one participant in a fiscal year.

Stock Options. A stock option is the right to purchase one or more shares of Cars.com common stock at a specified price, as determined by the Committee. The Committee may grant non-qualified stock options and incentive stock options. A stock option is exercisable at such times and subject to such terms and conditions as the Committee determines. No more than 1,000,000 shares of Cars.com common stock subject to stock options may be granted to any participant in a fiscal year. The exercise price of a stock option will not be less than 100% of the fair market value of a share of Cars.com common stock on the date that the option is granted. No option will remain exercisable beyond 10 years after its grant date. Incentive stock options may be granted only to employees of Cars.com or its affiliates or subsidiaries (provided that the affiliate or subsidiary is a type of entity whose employees can receive such options under the tax rules that apply to such awards), and the maximum number of shares that may be issued under incentive stock options cannot exceed 5,000,000.

Stock Appreciation Rights (SARs). A SAR is a right to receive an amount in any combination of cash or Cars.com common stock (as determined by the Committee) equal in value to the excess of the fair market value of the shares covered by such SAR on the date of exercise over the aggregate exercise price of the SAR for such shares. SARs may be granted freestanding or in tandem with related options. The exercise price of a SAR granted in tandem with an option will be equal to the exercise price of the related option, and may be exercised for all or part of the shares covered by such option upon surrender of the right to exercise the equivalent portion of the related option. The exercise price of a freestanding SAR will be not less than the fair market value of a share of Cars.com common stock on the date the SAR is granted. No SAR will remain exercisable beyond 10 years after its grant date. No more than 1,000,000 shares of Cars.com common stock may be granted in the form of SARs to any participant in a fiscal year.

Restricted Stock/Stock Awards. Restricted stock is an award of Cars.com common stock that is subject to a substantial risk of forfeiture for a period of time and such other terms and conditions as the Committee determines. A stock award is an award of Cars.com common stock that is not subject to such a risk of forfeiture, but which may be subject to such other terms and conditions as the Committee determines. No more than 1,000,000 shares of Cars.com common stock may be granted to any participant in a fiscal year pursuant to stock awards or awards of restricted stock.

Restricted Stock Units (RSUs). A RSU is an award whose value is based on the fair market value of Cars.com common stock and whose payment is conditioned on the completion of specified service requirements and such other terms and conditions as the Committee may determine. Payment of earned RSUs may be made in a combination of cash or shares of Cars.com common stock (as determined by the Committee). The maximum aggregate grant of RSUs or performance shares that may be awarded to any participant in any fiscal year shall not exceed 1,000,000 shares of Cars.com common stock.

Performance Units/Shares and Cash-Based Awards. Performance Units/Shares and Cash Based Awards are other equity-type or cash-based awards that may be granted to participants. These awards may be valued in whole or in part by reference to, or are otherwise based on, the fair market value of Cars.com common stock or other criteria established by the Committee and the achievement of performance goals. These awards are subject to such terms and conditions as the Committee determines. Performance goals may include a service requirement. Payment of earned performance units/shares and cash-based awards may be made in any combination of cash or shares of Cars.com common stock (as determined by the Committee) that have an aggregate fair market value equal to the value of the earned awards at the close of the applicable performance period. The maximum aggregate grant of performance shares or RSUs that may be awarded to any participant in any fiscal year shall not exceed 1,000,000 shares of Cars.com common stock. The maximum aggregate amount of performance units or cash-based awards that may be awarded to any participant in any fiscal year shall not exceed $10,000,000.

Director Limit

The cash value of all equity awards granted to a single non-employee director of Cars.com in one calendar year shall not exceed $700,000 (or, in the case of a non-employee director serving as chair of the Cars.com Board, $900,000). Such annual limit will be measured based on the value of an award as of the date the award is granted (not the date of payment). Accordingly, the annual limit will not include the value of an award in the calendar year when it is paid or vests if such year is different from the year the award is granted.

Adjustments

In the event of a change in the outstanding shares of Cars.com common stock due to a stock split, stock dividend, extraordinary cash dividend, recapitalization, merger, consolidation, spin-off, reorganization, repurchase or exchange of Cars.com common stock or other securities, or other corporate transaction or event, the Committee shall take certain actions to prevent the dilution or enlargement of benefits under the Cars.com Omnibus Plan. These actions include adjusting (1) the number of shares of Cars.com common stock that may be issued under the Cars.com Omnibus Plan (including the authorized share limitations); (2) the number of shares or price of shares subject to outstanding awards; and (3) the consideration to be paid upon the grant or exercise of any award.

Change in Control

Generally, in the event of a change in control of Cars.com, as defined in the Cars.com Omnibus Plan, unless otherwise specified in the award agreement, outstanding awards will not be subject to accelerated vesting unless (a) they are not continued or assumed in connection with the change in control or (b) the holder has a qualifying termination of employment, as defined in the applicable award agreement, within two years following the change in control. If either condition described in (a) or (b) is satisfied, (1) all outstanding options and SARs will become immediately exercisable in full during their remaining term; (2) all restriction periods and restrictions imposed on non-performance based restricted stock awards will lapse; (3) all outstanding awards of performance-based restricted stock, performance units and performance shares will vest and be paid assuming achievement of all relevant target performance goals; (4) all RSUs will vest and be paid; and (5) all outstanding cash-based awards will vest and be paid (and, in the case of performance-based cash-based awards, based on an assumed achievement of all relevant target performance goals).

Performance Measures/Section 162(m)

The Cars.com Omnibus Plan permits the Committee to make awards that are intended to be exempt from the deduction limitations under Section 162(m) because they satisfy the requirements of performance-based compensation. The Cars.com Omnibus Plan lists the performance measures the Committee may use to make performance-based awards under Section 162(m). These performance measures include: (1) earnings per share (basic or diluted); (2) income before income taxes; (3) income from continuing operations; (4) net income or net income attributable to Cars.com; (5) operating income; (6) cash flow from operating activities, operating cash flow (defined as operating income plus non-cash charges for depreciation, amortization and impairment of operating assets) or free cash flow; (7) EBITDA, or net income attributable to Cars.com, before interest, taxes, depreciation/amortization; (8) return measures (including, but not limited to, return on assets, equity, capital or investment); (9) cash flow return on investments, which equals net cash flows divided by owner’s equity; (10) internal rate of return or increase in net present value; (11) dividend payments; (12) gross revenues; (13) gross margins; (14) operating measures such as trends in digital metrics and advertising measures; (15) internal measures such as achieving a diverse workforce; (16) share price (including, but not limited to, growth measures and total shareholder return) and market value; (17) debt (including, but not limited to, measures such as debt (book value or face value) outstanding and debt to earnings before interest, taxes, depreciation and amortization); (18) market share; and (19) expense management. This wide range of potential performance goals ensures that Cars.com can readily adapt to changing business needs. The performance goals the Committee establishes for the performance measures described above which are based on operating results shall be adjusted to take into account the effects of “Adjustment Items” (as defined in the plan document), unless the Committee determines otherwise at the time the performance goals are established.

Any of the above measures may be compared to peer or other companies. Additionally, performance measures may be set either at the consolidated level, segment level, division level, group level, or the business unit level and performance measures may be measured either annually or cumulatively over a period of years, on an absolute basis or relative to pre-established targets, to a previous year’s results or to a designated comparison group, in each case as specified by the Committee.

Corporate Governance Provisions

The Cars.com Omnibus Plan contains several other provisions intended to make sure that awards under the Cars.com Omnibus Plan comply with established principles of corporate governance. These provisions include:

•	No Discounted Stock Options or Stock Appreciation Rights. Absent shareholder approval, stock options and stock appreciation rights may not be granted with an exercise price of less than the fair market value of the Cars.com common stock on the date the stock option or stock appreciation right is granted;

•	No Stock Option or Stock Appreciation Rights Repricings. Stock options and stock appreciation rights may not be repriced absent shareholder approval. This provision applies to both direct repricings—lowering the exercise price of an outstanding stock option or stock appreciation right—and indirect repricings—canceling an outstanding stock option or stock appreciation right and granting a replacement stock option or stock appreciation right with a lower exercise price.

•	No Evergreen Provision. The Cars.com Omnibus Plan does not contain an “evergreen provision”—there is no automatic provision to replenish the shares of Cars.com common stock authorized for issuance under the Cars.com Omnibus Plan.

•	No Cash Buyouts of Underwater Stock Options. The Cars.com Omnibus Plan does not permit cash buyouts of underwater stock options without shareholder approval.

Substitute Awards and Adjusted Awards

Substitute awards or adjusted awards may be granted under the Cars.com Omnibus Plan under certain circumstances (for example, awards originally granted under the TEGNA Inc. Omnibus Incentive Compensation Plan that were converted into awards in respect of Cars.com common stock in connection with the separation and distribution or a subsequent spin-off, merger, or acquisition) in which case certain of the limits and rules discussed above may not apply to such substitute or adjusted awards.

Transferability of Awards

Except as otherwise provided in an award agreement, awards may not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution. Except as otherwise provided in an award agreement, during the life of the participant, awards are exercisable only by the participant or such participant’s legal representative.

Provisions for Foreign Participants

The Committee may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Cars.com Omnibus Plan to recognize differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefits or other matters.

Clawback

The Cars.com Omnibus Plan provides that awards granted thereunder will be subject to such deductions and clawback as may be required to be made pursuant to law, government regulation or stock exchange listing requirement.

Amendment and Termination

The Committee or the Board may amend or terminate the Cars.com Omnibus Plan at any time, but no such amendment or termination may adversely affect in any material way the rights of a participant with respect to an outstanding award without that participant’s consent. No awards may be granted on or after 10 years from the date the Cars.com Omnibus Plan was adopted. Shareholder approval is required for certain amendments to the Cars.com Omnibus Plan.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a brief summary of the U.S. federal income tax aspects of awards that may be made under the Cars.com Omnibus Plan based on existing U.S. federal income tax laws as of the date of this registration statement. This summary provides only the basic tax rules and is not intended as, and should not be relied upon, as tax guidance for participants in the Cars.com Omnibus Plan. It does not describe the implications, if any, of a number of special tax rules, including, without limitation, the alternative minimum tax, the golden parachute tax rules under Sections 280G and 4999 of the Internal Revenue Code, and foreign, state and local tax laws. In addition, this summary assumes that all awards are exempt from, or comply with, the rules under Section 409A of the Internal Revenue Code regarding nonqualified deferred compensation. Changes to the tax laws could alter the tax consequences described below.

Incentive Stock Options. The grant of an incentive stock option will not be a taxable event for the participant or for Cars.com. A participant will not recognize taxable income upon exercise of an incentive stock option (except that the alternative minimum tax may apply), and any gain realized upon a disposition of common stock received pursuant to the exercise of an incentive stock option will be taxed as long-term capital gain if the participant holds the shares of common stock for at least two years after the date of grant and for one year after the date of exercise (the “holding period requirement”). Cars.com will not be entitled to any business expense deduction with respect to the exercise of an incentive stock option, except as discussed below. For the exercise of an option to qualify for the foregoing tax treatment, the participant generally must exercise the option while the participant is our employee or an employee of our subsidiary or, if the participant has terminated employment, no later than three months after the participant terminated employment.

If all of the foregoing requirements are met except the holding period requirement mentioned above, the participant will recognize ordinary income upon the disposition of the common stock in an amount generally equal to the excess of the fair market value of the common stock at the time the option was exercised over the option exercise price (but not in excess of the gain realized on the sale).

The balance of the realized gain, if any, will be capital gain. Cars.com will generally be allowed a business expense deduction when and to the extent the participant recognizes ordinary income, subject to the restrictions of Section 162(m) of the Internal Revenue Code.

Non-Qualified Options. The grant of a non-qualified stock option will not be a taxable event for the participant or Cars.com. Upon exercising a non-qualified option, a participant will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the common stock on the date of exercise. Upon a subsequent sale or exchange of shares acquired pursuant to the exercise of a non-qualified option, the participant will have a taxable capital gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of the shares of common stock (generally, the amount paid for the shares plus the amount treated as ordinary income at the time the option was exercised). Subject to the restrictions of Section 162(m) of the Internal Revenue Code, Cars.com will be entitled to a business expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

Stock Appreciation Rights. There are no immediate tax consequences of receiving an award of stock appreciation rights under the Cars.com Omnibus Plan. Upon exercising a stock appreciation right, a participant will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the common stock on the date of exercise. Subject to the restrictions of Section 162(m) of the Internal Revenue Code, Cars.com will be entitled to a business expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

Restricted Stock/Stock Awards. A participant who is awarded restricted stock will not recognize any taxable income for federal income tax purposes at the time of grant, provided that the shares of common stock are subject to restrictions (that is, the restricted stock is nontransferable and subject to a substantial risk of forfeiture). However, the participant may elect under Section 83(b) of the Internal Revenue Code to recognize ordinary income in the year of the award in an amount equal to the fair market value of the common stock on the date of the award (less the purchase price, if any), determined without regard to the restrictions. If the participant does not make such a Section 83(b) election, the fair market value of the common stock on the date the restrictions lapse (less the purchase price, if any) will be treated as ordinary income to the participant and will be taxable in the year the restrictions lapse. A participant who is awarded shares that are not subject to a substantial risk of forfeiture will recognize ordinary income equal to the fair market value of the shares on the date of the award. Subject to the restrictions of Section 162(m) of the Internal Revenue Code, Cars.com will be entitled to a business expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

Restricted Stock Units, Performance Units/Shares and Cash-Based Awards. The taxation of these awards will depend on the specific terms of the award. Generally, the award of RSUs, Performance Units/Shares and Cash-Based Awards will have no federal income tax consequences for Cars.com or for the participant. Generally, the payment of the award is taxable to a participant as ordinary income. Subject to the restrictions of Section 162(m) of the Internal Revenue Code, Cars.com will be entitled to a business expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

DESCRIPTION OF MATERIAL INDEBTEDNESS

The principal terms of the expected material indebtedness of Cars.com are summarized below. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the definitive agreements governing such indebtedness if and when such agreements are entered into.

On the distribution date, Cars.com expects to enter into senior secured credit facilities (the “Credit Facilities”) in an aggregate amount of $900.0 million, consisting of a senior secured revolving credit facility in an aggregate amount of $450.0 million (the “Revolving Credit Facility” and the loans thereunder, the “Revolving Loans”) and a senior secured term loan facility in an aggregate amount of $450.0 million (the “Term Loan Facility” and the loans thereunder, the “Term Loans”; the Term Loans, together with the Revolving Loans, the “Loans”).

The Credit Facilities are expected to mature five years after they are entered into and are expected to be guaranteed by certain of Cars.com’s direct or indirect wholly owned U.S. subsidiaries (collectively, the “Guarantors”). Following the distribution, Cars.com expects that the Credit Facilities will be secured by a security interest in substantially all of the assets of Cars.com and the Guarantors, subject to certain exceptions.

Cars.com expects that the Loans will bear interest at LIBOR (or a base rate) plus an applicable margin. The applicable margin payable on borrowings is expected to be determined by reference to a pricing schedule based on Cars.com’s consolidated net leverage ratio. In addition, Cars.com expects to pay a commitment fee based on the unused portion of the Revolving Credit Facility, which commitment fee will be determined by reference to the pricing schedule referred to above. Cars.com expects that the Term Loans will require quarterly amortization payments of 1.25% of the original principal amount thereof in the first and second years following the distribution date, 1.875% of the original principal amount thereof in the third and fourth years following the distribution date, and 2.5% of the original principal amount thereof thereafter. Cars.com also expects that the Term Loan Facility will require mandatory prepayments in connection with certain asset sales, subject to certain significant exceptions.

Cars.com expects that the Credit Facilities will contain representations and warranties, events of default and affirmative and negative covenants that are customary for similar financings and which are expected to include, among other things and subject to certain significant exceptions, restrictions on the ability of Cars.com to declare or pay dividends, repay certain subordinated indebtedness, create liens, incur additional indebtedness, make investments, dispose of assets and merge or consolidate with any other person. In addition, Cars.com expects that the Credit Facilities will contain financial maintenance covenants based on Cars.com’s interest coverage ratio and consolidated net leverage ratio.

Prior to the distribution, Cars.com will borrow under the Credit Facilities and make a cash transfer of $650 million to TEGNA or one or more of its wholly owned subsidiaries. It is anticipated that TEGNA will segregate such cash and use it to pay down historic debt currently outstanding. Upon completion of the distribution, Cars.com expects to have approximately $655 million of total combined indebtedness under the Credit Facilities, in addition to any incremental indebtedness that will be used to fund working capital and other liquidity needs as necessary.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the distribution, all of the outstanding shares of Cars.com common stock will be owned beneficially and of record by TEGNA. Following the distribution, Cars.com expects to have outstanding an aggregate of approximately 71.6 million shares of common stock based upon approximately 214.8 million shares of TEGNA common stock outstanding on April 25, 2017, excluding treasury shares and assuming no vesting of TEGNA stock based awards, and applying the distribution ratio.

Security Ownership of Certain Beneficial Owners

The following table reports the number of shares of Cars.com common stock that Cars.com expects will be beneficially owned, immediately following the completion of the distribution by each person who will beneficially own more than 5% of Cars.com common stock. The table is based upon information available as of April 25, 2017 as to those persons who beneficially own more than 5% of TEGNA’s common stock and an assumption that, for every three shares of TEGNA common stock held by such persons, they will receive one share of Cars.com common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group, Inc.(1) 100 Vanguard Blvd. Malvern, PA 19355	6,941,746	9.7%

BlackRock, Inc.(2) 55 East 52nd St. New York, NY 10055	4,336,087	6.1%

(1)	Based upon information as of December 31, 2016, contained in a Schedule 13G/A filed with the SEC on February 10, 2017 by The Vanguard Group, Inc., reporting, in the aggregate, sole voting power over 333,865 shares of TEGNA common stock, sole dispositive power over 20,442,039 shares of TEGNA common stock and shared dispositive power over 383,199 shares of TEGNA common stock..
(2)	For Based upon information as of December 31, 2016, contained in a Schedule 13G/A filed with the SEC on January 27, 2017 by BlackRock, Inc., reporting, in the aggregate, sole voting power over 11,146,456 shares of TEGNA common stock and sole dispositive power over 13,008,263 shares of TEGNA common stock.

Share Ownership of Executive Officers and Directors

The following table sets forth information, immediately following the completion of the distribution, calculated as of April 25, 2017, based upon the distribution of one share of Cars.com common stock for every three shares of TEGNA common stock, regarding (1) each expected director and executive officer of Cars.com and (2) all of Cars.com’s expected directors and executive officers as a group. The address of each director, director nominee and executive officer shown in the table below is c/o Cars.com, Inc., 175 West Jackson Boulevard, Suite 800, Chicago, Illinois 60604, Attention: Secretary.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Percent of Class
T. Alex Vetter	571	*
Becky A. Sheehan	0	*
James F. Rogers	0	*
John Clavadetscher	0	*
Scott Forbes	0	*
Jill Greenthal	3,062	*
Thomas Hale	0	*
Donald A. McGovern, Jr.	0	*
Greg Revelle	0	*
All directors and executive officers as a group (9 persons)	3,633	*

*	Less than one percent.

DESCRIPTION OF CARS.COM’S CAPITAL STOCK

Cars.com’s certificate of incorporation and bylaws will be amended and restated prior to the completion of the distribution. The following is a summary of the material terms of Cars.com’s capital stock that will be contained in the amended and restated certificate of incorporation and bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the certificate of incorporation or of the bylaws to be in effect at the time of the distribution, which you must read for complete information on Cars.com’s capital stock as of the time of the distribution. Cars.com has not yet finalized the terms of its certificate of incorporation and bylaws. Forms of the certificate of incorporation and bylaws as they are expected to be in effect at the time of the distribution are included as exhibits to Cars.com’s registration statement on Form S-1, of which this prospectus forms a part. The summaries and descriptions below do not purport to be complete statements of the Delaware General Corporation Law.

General

Cars.com’s authorized capital stock consists of 300 million shares of common stock, par value $0.01 per share, and 5 million shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock are undesignated. Cars.com’s board of directors may establish the rights and preferences of the preferred stock from time to time. Immediately following the distribution, Cars.com expects that approximately 71.6 million shares of its common stock will be issued and outstanding, based on approximately 214.8 million shares of TEGNA common stock issued and outstanding on April 25, 2017, and that no shares of preferred stock will be issued and outstanding.

Common Stock

Each holder of Cars.com common stock will be entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there will be no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of Cars.com common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by its board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Cars.com, holders of its common stock would be entitled to a ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.

Holders of Cars.com common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. After the distribution, all outstanding shares of Cars.com common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of Cars.com common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Cars.com may designate and issue in the future.

Preferred Stock

Under the terms of Cars.com’s amended and restated certificate of incorporation, its board of directors will be authorized, subject to limitations prescribed by the Delaware General Corporation Law (the “DGCL”), and by its certificate of incorporation, to issue up to 5 million shares of preferred stock in one or more series without further action by the holders of its common stock. Cars.com’s board of directors will have the discretion, subject to limitations prescribed by the DGCL and by Cars.com’s certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Corporate Governance

Consistent with TEGNA’s historical practice, Cars.com will institute stockholder-friendly corporate governance practices, as described below and elsewhere in this prospectus. Responsible and appropriate corporate governance will ensure that Cars.com’s management always keeps stockholder interests top of mind when crafting value-creating strategies at all levels of the organization.

Single Class Capital Structure. Cars.com will have a single class share capital structure with all stockholders entitled to vote for director nominees and each holder of common stock will have one vote per share.

Annual Director Elections by Majority Vote. Commencing with the first annual meeting of stockholders following the separation, directors will be elected at the annual meeting of stockholders and thereafter each director will serve until the next annual election and until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board of directors, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election.

No Additional Vote Requirements for Mergers or Other Business Combinations. Cars.com’s amended and restated certificate of incorporation and bylaws do not specify any voting requirements in connection with any merger or other business combination in addition to those provided for by law.

Other Expected Corporate Governance Features. Governance features related to Cars.com’s board of directors are set forth in the section of this prospectus entitled “Directors.” In addition to the foregoing, it is expected that Cars.com will implement stock ownership guidelines for directors and senior executive officers, annual board of directors performance evaluations, clawback and anti-hedging policies, prohibitions on option repricing in equity plans without stockholder approval, risk oversight procedures and other practices and protocols.

Anti-Takeover Effects of Various Provisions of Delaware Law and Cars.com’s Certificate of Incorporation and Bylaws

Provisions of the DGCL and Cars.com’s amended and restated certificate of incorporation and bylaws could make it more difficult to acquire Cars.com by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, may discourage certain types of coercive takeover practices and takeover bids that Cars.com’s board of directors may consider inadequate and are intended to encourage persons seeking to acquire control of Cars.com to first negotiate with Cars.com’s board of directors. Cars.com believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. Cars.com will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or, within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by Cars.com’s board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by Cars.com’s stockholders.

Size of Board and Vacancies. Cars.com’s amended and restated certificate of incorporation and bylaws will provide that the number of directors on its board of directors will be fixed exclusively by its board of directors. Any vacancies created in its board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a resolution passed by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on Cars.com’s board of directors will be appointed for a term expiring at the next annual meeting of stockholders, and until his or her successor has been elected and qualified.

Stockholder Action by Written Consent. Cars.com’s amended and restated certificate of incorporation will expressly eliminate the right of its stockholders to act by written consent. Stockholder action may only be taken at an annual meeting or a special meeting of Cars.com stockholders.

Special Stockholder Meetings. Cars.com’s amended and restated certificate of incorporation will provide that only the chairman of its board of directors, or its board of directors pursuant to resolutions adopted by a majority of the entire board of directors, may call special meetings of Cars.com stockholders. Stockholders may not call special stockholder meetings.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Cars.com’s amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its board of directors or a committee of its board of directors.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Cars.com’s amended and restated certificate of incorporation will not provide for cumulative voting.

Undesignated Preferred Stock. The authority that Cars.com’s board of directors will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Cars.com’s company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Cars.com’s board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. .

Limitations on Liability, Indemnification of Officers and Directors, and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and Cars.com’s amended and restated certificate of incorporation will include such an exculpation provision. Cars.com’s amended and restated certificate of incorporation and bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of Cars.com, or for serving at Cars.com’s request as a director or officer or another position at another corporation or enterprise, as the case may be. Cars.com’s amended and restated certificate of incorporation and bylaws will also provide that Cars.com must indemnify and advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Cars.com’s amended and restated certificate of incorporation will expressly authorize Cars.com to carry directors’ and officers’ insurance to protect Cars.com, its directors, officers and certain employees against some liabilities.

The limitation of liability and indemnification provisions that will be in Cars.com’s amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation being brought against Cars.com’s directors and officers, even though such an action, if successful, might otherwise benefit Cars.com and its stockholders. However, these provisions will not limit or eliminate Cars.com’s rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, Cars.com pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any Cars.com directors, officers or employees for which indemnification is sought.

Exclusive Forum

Cars.com’s amended and restated certificate of incorporation will provide that, unless the board of directors otherwise determines, the state courts of the State of Delaware, or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Cars.com, any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer of Cars.com to Cars.com or to Cars.com’s stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty; any action asserting a claim against Cars.com or any current or former director or officer of Cars.com arising pursuant to any provision of the DGCL or Cars.com’s amended and restated certificate of incorporation or bylaws; any action related to or involving Cars.com that is governed by the internal affairs doctrine; or any action asserting an “internal corporate claim” as defined in the DGCL.

Authorized but Unissued Shares

Cars.com’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. Cars.com may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Cars.com by means of a proxy contest, tender offer, merger or otherwise.

Listing

Cars.com intends to apply to list its shares of common stock on the New York Stock Exchange under the symbol “CARS.”

Sale of Unregistered Securities

On August 26, 2016, Cars.com issued 100 shares of its common stock to TEGNA for total consideration of $100.00. Pursuant to Section 4(a)(2) of the Securities Act, Cars.com did not register the issuance of the shares under the Securities Act because such issuance did not constitute a public offering.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for Cars.com common stock will be Wells Fargo Shareowner Services.

Wells Fargo Shareowner Services

1110 Centre Point Curve, Suite 101

Mendota Heights, MN 55210

Toll Free: (800) 250-2944

Toll: (651) 450-4064

WHERE YOU CAN FIND MORE INFORMATION

Cars.com has filed a registration statement on Form 10 with the SEC with respect to the shares of Cars.com common stock being distributed, as contemplated by this prospectus. This prospectus is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Cars.com and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, NE, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this prospectus is not incorporated by reference in this prospectus.

As a result of the distribution, Cars.com will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

Cars.com intends to furnish holders of its common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this prospectus or to which this prospectus has referred you. Cars.com has not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

LEGAL MATTERS

Wachtell, Lipton, Rosen & Katz has passed upon the validity of the common stock on behalf of Cars.com.

EXPERTS

The combined financial statements of Cars.com, LLC as of December 31, 2016 and 2015, and for each of the years ended December 31, 2016 and 2015 and for the period from October 1, 2014 to December 31, 2014 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements for the period from January 1, 2014 to October 1, 2014 included in this prospectus have been so included in the reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of TEGNA Inc.:

We have audited the accompanying combined balance sheets of Cars.com, LLC (the Company) as of December 31, 2016 and 2015, and the related combined statements of income, cash flows and equity for the years ended December 31, 2016 and 2015, and for the period from October 1, 2014 to December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our December 31, 2016 audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. We conducted our December 31, 2015 and the period from October 1, 2014 to December 31, 2014 audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Cars.com, LLC at December 31, 2016 and 2015, and the results of its combined operations and its cash flows for the years ended December 31, 2016 and 2015 and for the period from October 1 to December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Chicago, Illinois

March 22, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Cars.com, LLC:

In our opinion, the accompanying consolidated statements of operations, of changes in members’ equity and cash flows present fairly, in all material respects, the results of Cars.com, LLC’s and its subsidiaries operations and their cash flows for the period from January 1 to October 1, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, IL

January 9, 2015

Cars.com, LLC

(SUCCESSOR) COMBINED BALANCE SHEETS

In thousands of dollars

	Dec. 31, 2016	Dec. 31, 2015
Assets
Current assets
Cash and cash equivalents	$8,896	$100
Accounts receivables, less allowance of $3,527 and $2,310, respectively	98,303	86,493
Prepaid expenses and other current assets	12,342	11,924

Total current assets	119,541	98,517

Property and equipment
Leasehold improvements	2,260	2,059
Computer software and hardware	33,653	25,488
Furniture and fixtures	1,277	1,238

Total	37,190	28,785

Less accumulated depreciation	(16,729)	(9,888)

Net property and equipment	20,461	18,897

Intangible and other assets
Goodwill	788,107	703,228
Intangible assets, less accumulated amortization of $165,651 and $90,822, respectively	1,607,369	1,643,398
Investments and other assets	11,788	9,627

Total assets	$2,547,266	$2,473,667

Liabilities and equity
Current liabilities
Accounts payable	$7,844	$8,529
Accrued compensation	12,015	15,268
Accrued share appreciation rights plan	9,116	16,688
Other liabilities (Note 8)	42,122	47,182
Deferred revenue	887	703

Total current liabilities	71,984	88,370

Noncurrent liabilities
Deferred incentive plans	3,913	11,158
Unfavorable contracts liability	44,085	69,285
Deferred tax liability	8,325	—
Other noncurrent liabilities	1,674	335

Total noncurrent liabilities	57,997	80,778

Total liabilities	129,981	169,148

Commitments and contingent liabilities (Note 12)

Equity
Parent’s investment, net	2,417,285	2,304,519

Total liabilities and equity	$2,547,266	$2,473,667

The accompanying notes are an integral part of these financial statements.

Cars.com, LLC

(SUCCESSOR) COMBINED STATEMENTS OF INCOME / (PREDECESSOR) CONSOLIDATED STATEMENTS OF INCOME

In thousands of dollars

	Successor			Predecessor
	Year ended Dec. 31, 2016	Year ended Dec. 31, 2015	Oct. 1 - Dec. 31, 2014	Jan. 1 - Oct. 1, 2014
Revenues:
Revenue—Retail	$462,776	$424,632	$101,011	$280,283
Revenue—Wholesale(a)	170,330	171,878	44,928	69,732

Total	633,106	596,510	145,939	350,015

Operating expenses:
Product support, technology and operations	129,864	116,690	29,151	86,374
Marketing and sales	211,032	211,779	54,809	155,945
General and administrative	32,202	30,924	25,881	68,299
Affiliate revenue share	8,529	6,726	1,971	13,104
Amortization of intangible assets	74,829	72,658	18,164	—
Professional fees related to sale to Parent	—	—	—	19,942

Total	456,456	438,777	129,976	343,664

Operating income	176,650	157,733	15,963	6,351

Other income, net	308	105	255	26

Income before income taxes	176,958	157,838	16,218	6,377

Provision for income taxes	588	—	—	—

Income from continuing operations	176,370	157,838	16,218	6,377
Discontinued operations—Apartments.com	—	—	—	569,001

Net income	$176,370	$157,838	$16,218	$575,378

The accompanying notes are an integral part of these combined financial statements.

(a)	Wholesale revenue includes revenues generated from our Parent of $8.5 million, $7.7 million and $1.9 million during successor periods year-ended December 31, 2016, year-ended December 31, 2015 and the three months ended December 31, 2014, respectively. In addition, wholesale revenue for the predecessor period also includes revenue generated from our previous owners of $69.7 million during the nine months ended October 1, 2014 (See Note 13).

Cars.com, LLC

(SUCCESSOR) COMBINED STATEMENTS OF CASH FLOWS / (PREDECESSOR) CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of dollars

	Successor			Predecessor
	Year Ended Dec. 31, 2016	Year Ended Dec. 31, 2015	Oct. 1 - Dec. 31, 2014	Jan. 1 - Oct. 1, 2014
Cash flows from operating activities:
Net income	$176,370	$157,838	$16,218	$575,378
Adjustments to reconcile net income to operating cash flows:
Depreciation and amortization	83,106	80,818	20,249	7,398
Amortization of unfavorable contract liability	(25,200)	(25,200)	(6,300)	—
Loss (gain) on sale of assets	128	61	7	(24)
Gain on trading securities related to deferred compensation	(214)	(117)	(250)	(5)
Gain on sale of Apartments.com	—	—	—	(563,388)
Provision for doubtful accounts receivable	3,030	2,515	940	1,976
Change in operating assets and liabilities, net of acquisition:
Decrease (increase) in accounts receivables	(13,579)	(5,535)	(16,528)	(4,358)
Decrease (increase) in prepaid expenses and other current assets	(146)	(57)	(716)	(1,947)
Increase (decrease) in accounts payable	(1,548)	(3,395)	6,512	(697)
Increase (decrease) in accrued expenses	(10,032)	(354)	2,950	13,645
Increase (decrease) in deferred compensation	(13,810)	(17,046)	15,408	38,165
Increase (decrease) in deferred revenue	(638)	390	(142)	(1,138)
Increase (decrease) in deferred rent	1,392	248	(3,478)	(1,181)
Purchase of trading securities related to deferred compensation plan	(647)	(235)	(1,650)	(436)
Other, net	941	124	521	—

Net cash flow provided by operating activities	199,153	190,055	33,741	63,388

Cash flows from investing activities:
Purchase of property and equipment	(9,701)	(9,108)	(1,951)	(6,625)
Proceeds from sale of property and equipment	64	62	22	45
Purchase of investment in RepairPal	(2,216)	—	—	(2,000)
Payments for DealerRater acquisition, net of cash acquired	(114,900)	—	—	—
Proceeds from sale of Apartments.com	—	7,900	—	554,968
Fees associated with sale of Apartments.com	—	—	—	(7,093)

Net cash provided by (used in) investing activities	(126,753)	(1,146)	(1,929)	539,295

Cash flows from financing activities:
Dividends paid to predecessor investors	—	—	—	(598,321)
Transactions with Parent, net	(63,604)	(188,996)	(75,392)	—

Net cash used for financing activities	(63,604)	(188,996)	(75,392)	(598,321)

Increase (decrease) in cash and cash equivalents	8,796	(87)	(43,580)	4,362

Cash and cash equivalents at beginning of year	100	187	43,767	39,405

Cash and cash equivalents at end of year	$8,896	$100	$187	$43,767

Supplemental non-cash information:
Purchases of property, plant and equipment in accrued liabilities and accounts payables	$880	$961	$1,241	$125
Proceeds from sale of Apartments.com paid by escrow agent directly to Predecessor owners	$—	$21,400	$—	$—

The accompanying notes are an integral part of these combined financial statements.

Cars.com, LLC

(SUCCESSOR) COMBINED STATEMENTS OF EQUITY/(PREDECESSOR) CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

In thousands of dollars

	Common Units				Treasury Units				Additional Paid-In Capital	Accumulated Deficit	Total
	Class A		Class B		Class A		Class B
Predecessor	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at Dec. 31, 2013	184,873	$1,848	1,579	$16	(5,710)	$—	(1,579)	$(2,416)	$141,960	$(35,382)	$106,026

Net income									—	575,378	575,378
Dividends paid to investors									(44,753)	(553,568)	(598,321)

Balance at Oct. 1, 2014	184,873	$1,848	1,579	$16	(5,710)	$—	(1,579)	$(2,416)	$97,207	$(13,572)	$83,083

Successor	Parent’s Investment, net
Balance at Oct. 1, 2014	$2,394,851

Net income	16,218
Transactions with Parent, net	(75,392)

Balance at Dec. 31, 2014	2,335,677

Net income	157,838
Transactions with Parent, net	(188,996)

Balance at Dec. 31, 2015	2,304,519

Net income	176,370
Transactions with Parent, net	(63,604)

Balance at Dec. 31, 2016	$2,417,285

The accompanying notes are an integral part of these combined financial statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1

Description of Business and Planned Separation

On September 7, 2016, TEGNA Inc. (“TEGNA” or the “Parent”) announced that its Board of Directors had approved a preliminary plan to separate Cars.com, LLC (“Cars.com”, “our”, “us”, “we”), which is part of the Digital Segment of TEGNA, into its own publicly traded company. The planned separation will be implemented through a distribution of shares to TEGNA shareholders in a new entity formed to hold the assets of Cars.com. The distribution is subject to a number of conditions, including final approval of transaction specifics by the Board of Directors of TEGNA, the continued validity of the private letter ruling received by TEGNA from the Internal Revenue Service with respect to certain requirements for qualification for tax-free treatment, receipt of an opinion from TEGNA’s outside tax counsel to the effect that the requirements for tax-free treatment will be satisfied for U.S. income tax purposes, the filing and effectiveness of a registration statement with the Securities and Exchange Commission, and other customary matters. TEGNA expects to complete the transaction in the first half of 2017 although there can be no assurance regarding the ultimate timing of the proposed transaction or that it will be completed.

Cars.com, LLC is a Delaware limited liability company and wholly owned subsidiary of TEGNA Inc. (“TEGNA” or the “Parent”). On October 1, 2014, TEGNA acquired the remaining 73% of equity interests in Classified Ventures, LLC (subsequently renamed Cars.com, LLC) that it did not previously own for $1.8 billion in cash. The accompanying financial statements contain activity for the acquired business (the “Successor”) and reflect the application of push down accounting. Successor financial statements are as of December 31, 2016 and December 31, 2015 and for the year ended December 31, 2016, December 31, 2015 and for the period October 1, 2014 to December 31, 2014. The consolidated financial statements for the period January 1, 2014 to October 1, 2014 includes the historic accounts of Cars.com under the previous ownership of Classified Ventures, LLC (the “Predecessor”).

On August 1, 2016, TEGNA purchased 100% of DMR Holdings, Inc. (“DealerRater”), a leading automotive dealer review website. The accompanying financial statements combine the activity for the acquired business from the date of acquisition (hereafter “Cars.com”) and reflect the application of push down accounting.

Cars.com is a leading online destination that helps car shoppers and owners navigate every turn of car ownership. A pioneer in automotive classifieds, the company has evolved into one of the largest digital automotive platforms, connecting consumers with local dealers across the country anytime, anywhere. Through trusted expert content, on-the-lot mobile app features, millions of new and used vehicle listings, a comprehensive set of research tools and the largest database of consumer reviews in the industry, Cars.com helps shoppers buy, sell and service their vehicles. We have approximately 35 million monthly visits to our web properties. Cars.com generates revenue through online subscription advertising products targeting car dealerships through our direct sales force as well as our affiliate sales channels. We also generate revenue through the sale of display advertising to national advertisers. Our website hosts approximately 4.7 million vehicle listings at any given time and serves approximately 20,000 franchise and independent car dealers in all 50 states. Cars.com properties include DealerRater, Auto.com, PickupTrucks.com™ and NewCars.com©. The company was founded in 1998 and is headquartered in Chicago.

Basis of Presentation—Successor.    Historically, TEGNA has not disclosed separate combined financial statements for Cars.com. The accompanying financial statements are derived from the historical accounting records of TEGNA and present our financial position, results of operations and cash flows as of and for the successor periods presented as if we were a separate entity. These financial statements are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Since the Parent’s acquisition of Cars.com in 2014, we have primarily operated as a standalone entity within TEGNA’s broader corporate organization. The historical financial statements include allocations of certain TEGNA corporate expenses. Such costs primarily include insurance, severance costs, and other general corporate overhead expenses and were allocated based on either the actual costs incurred, or Cars.com headcount relative to our Parent’s consolidated headcount. Since we operated primarily as a standalone entity, the historical allocated corporate costs were approximately $2.4 million, $1.4 million and $2.2 million during the three months ended December 31, 2014, and years ended December 31, 2015 and 2016, respectively. Our management believes that such allocations are reasonable. These allocated expenses relate to the various services that have historically been provided to Cars.com by our Parent. However, such expenses may not be indicative of the actual level of expense that would have been incurred by Cars.com if we had operated as an independent, publicly-traded company or the costs expected to be incurred in the future.

All of our internal intercompany accounts have been eliminated. All significant intercompany transactions between either (i) us and Parent or (ii) us and Parent affiliates have been included within the financial statements and are considered to be effectively settled through equity contributions or distributions at the time the transactions were recorded. The accumulated net effect of intercompany transactions between either (i) us and Parent or (ii) us and Parent affiliates are included in “Parent’s investment, net.” The total net effect of these intercompany transactions is reflected in the Statements of Cash Flows as financing activities. Our financial statements reflect the acquisition of the predecessor that occurred on October 1, 2014, which was accounted for as a business combination.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the October 1, 2014 acquisition date (in thousands):

Cash and cash equivalents	$43,767
Receivables and other current assets	108,577
Property and equipment	17,399
Indefinite-lived intangible assets	872,320
Definite-lived intangible assets:
Customer relationships	789,540
Internally developed technology	69,500
Other	2,860
Investments and other noncurrent assets	13,747
Goodwill(1)	703,228

Total assets acquired	2,620,938

Current liabilities	106,924
Other noncurrent liabilities(2)	119,163

Total liabilities assumed	226,087

Net assets acquired	2,394,851

Less: acquisition date fair value of Parent’s previous 26.9% equity interest(3)	563,757

Parent acquisition purchase price	$1,831,094

(1)	Goodwill recognized is attributable primarily to future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce and non-contractual relationships.
(2)	Other noncurrent liabilities primarily consist of the unfavorable contract liability established during purchase accounting. This liability is being amortized into revenue on a straight line basis over five years.
(3)	Of our Parent’s previous 26.9% equity interest in Classified Ventures, LLC, 3.3% was acquired as part of our Parent’s acquisition of Belo Corp. in 2013.

Basis of Presentation—Predecessor.    The accompanying consolidated financial statements for the Predecessor have been prepared in accordance with U.S. GAAP. The Predecessor financial statements represent the historical results of operations and historical cost basis of the assets and liabilities of Classified Ventures, LLC that comprise the business acquired. These Predecessor financial statements have been prepared to demonstrate the historical results of operations, financial position, and cash flows for the indicated periods under Classified Ventures, LLC’s management that were acquired by TEGNA. All intercompany balances and transactions have been eliminated. Black lines have been drawn to separate the Successor’s financial information from that of the Predecessor.

NOTE 2

Summary of significant accounting policies

Revenue Recognition.    Revenue is recognized when persuasive evidence of an arrangement exists, performance under the contract has begun, the contract price is fixed or determinable and collectability of the related fee is reasonably assured. Revenue is generated through our direct sales force (retail revenue) or affiliate sales channels (wholesale revenue).

Our primary source of retail and wholesale revenue is through the sale of online subscription advertising products to car dealerships. Our base subscription package provides the car dealership’s available inventory on our Cars.com website. The base subscription contract is generally a fixed price arrangement with a one year term and is automatically renewed unless cancelled by the dealership. We also offer customers several add-on products to the base subscription package. These add-on products are not sold separately from the base subscription package and, therefore, are not separate units of accounting as they do not have value on a standalone basis. Accordingly, the base subscription package and any purchased add-on products are combined as a single unit of accounting and revenues are recognized on a straight-line basis over the contract term as the service is provided to our customers.

Wholesale revenue is earned through affiliation agreements with the Predecessor owners that sell our subscription advertising products to car dealerships. Predecessor owners are assigned certain sales territories to sell our products, and we charge our Predecessor owners a wholesale fee. In situations where our direct sales force sells our products to car dealerships in an affiliate’s territory, we pay our Predecessor owners a revenue share which is classified as “Affiliate revenue share” on our statements of income.

In addition, we also earn retail revenue though the sale of banner advertising on our websites to national advertisers, pursuant to fixed fee or transaction based contracts, which are billed for impressions delivered or click-throughs on their advertisements. An impression is the display of an advertisement to an end-user on the website and is a measure of volume. A click-through occurs when an end-user clicks on an impression. Revenue is recognized evenly over the contract term (generally three to six months) for fixed fee contracts where a minimum number of impressions or click-throughs is not guaranteed. Revenue is recognized as the impressions or click-throughs are delivered for transaction based contracts. If the impressions or click-throughs delivered are less than the amount billed, the difference is recorded as deferred revenue and recognized as earned.

Reportable Segments.    We operate one reportable segment that generates revenue through two categories: (i) Retail and (ii) Wholesale. Revenues for each of those major categories of services are presented on the face of the statements of income. We did not have any one customer that generated greater than 10% of total revenues in 2016, 2015 or 2014. Substantially all revenues were generated within the U.S. and all long-lived assets are also located in the U.S.

Use of Estimates.    The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates and assumptions. The most significant areas of the consolidated financial statements that require management judgment include revenue recognition, goodwill and indefinite-lived intangible assets, amortizable intangible assets and other long-lived assets, the allowance for doubtful accounts receivable and commitments and contingencies. The accounting policies for these areas are discussed elsewhere in these combined financial statements.

Accounts receivables and allowance for doubtful accounts.    Accounts receivable are primarily derived from the sales to local automotive dealers and manufacturers. The allowance for doubtful accounts reflects our estimate of credit exposure, determined principally on the basis of our collection experience, aging of our receivables and any specific reserves needed for certain customers based on their credit risk. Successor bad debt expense, which was included in marketing and sales in our statements of income, in 2016, 2015 and the three months ended December 31, 2014 was $4.6 million, $2.5 million and $0.9 million, respectively, and approximated write-offs of trade receivables during each respective period. Predecessor bad debt expense, which was included in marketing and sales expense, for the nine months ended October 1, 2014 was $1.7 million and approximated write-offs of trade receivables during that period.

Marketable Securities Held in Trust.    Our marketable securities held in trust relate to the long-term incentive plan (see Note 6) and are classified as trading securities, with unrealized gains and losses included in the statements of income. At December 31, 2016 and December 31, 2015, such marketable securities totaled approximately $3.3 million and $3.4 million, respectively. Marketable securities that are expected to be sold within the next twelve months are recorded in prepaid and other current assets, with the remainder recorded in investments and other assets on the combined balance sheets. Successor gains on trading securities in 2016, 2015 and the three months ended December 31, 2014 were $0.2 million, $0.1 million and $0.3 million, respectively. There were no predecessor gains/losses for the nine months ended October 1, 2014.

Equity and Cost Method Investments.    Investments where we have the ability to exercise significant influence but do not control are accounted for under the equity method of accounting. Significant influence typically exists when we own between 20% and 50% of the voting interests in a corporation, own more than a minimal investment in a limited liability company, or hold substantial management rights in the investee. Investments in non-marketable equity securities are recorded using the cost method or the equity method of accounting, depending on the facts and circumstances of each investment. Non-marketable investments in preferred shares that do not meet criteria of in-substance common stock are accounted for at cost. Our non-marketable investments recorded within investments and other assets on the combined balance sheets as of December 31, 2016 and December 31, 2015 were $9.3 million and $7.0 million, respectively.

On at least an annual basis we assess our investments to determine whether any events have occurred, or circumstances have changed, which might have a significant adverse effect on their fair value and which may be indicative of impairment. There were no impairments recorded for the periods presented in the statements of income.

Property and Equipment.    Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives as follows:

Computer software and hardware	3-7 years
Furniture and fixtures	4-10 years
Leasehold improvements	shorter of lease term or estimated useful life

Successor depreciation expense in 2016, 2015 and for the three months ended December 31, 2014 was $8.3 million, $8.2 million and $2.1 million, respectively. Predecessor depreciation expense for the nine months ended October 1, 2014 was $7.0 million.

Normal repairs and maintenance are expensed as incurred. The costs and related accumulated depreciation of assets sold or disposed of are removed from the combined balance sheets and any resulting gain or loss is included in the statements of income.

Goodwill and Other Intangible Assets.    Goodwill represents the excess of acquisition cost over the fair value of assets acquired, including identifiable intangible assets, net of liabilities assumed. At December 31, 2016 and 2015, we had $788 million and $703 million of goodwill, respectively, which resulted from our Parent’s acquisition of Cars.com in 2014 and the acquisition of DealerRater.com in 2016.

For purposes of evaluating goodwill, we are required to determine how many reporting units exist. We have identified that the company operates as one reporting unit. A reporting unit constitutes a business or group of businesses for which discrete financial information is available and is regularly reviewed by our management. The goodwill related to the acquired businesses is specific to each reporting unit and the goodwill amounts are assigned as such.

Goodwill and indefinite lived intangibles are tested for impairment on an annual basis during the fourth quarter of the fiscal year and whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Events or circumstances which could trigger an impairment review include, but are not limited to, a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key management or other personnel, significant changes in the manner of our use of the acquired assets or the strategy for the acquired business or our overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations.

The process of estimating the fair value of goodwill is subjective and requires the Company to make estimates that may significantly impact the outcome of the analyses. Before performing the annual two-step goodwill impairment test, we first have the option to perform a qualitative assessment to determine if the two-step quantitative test must be completed. The qualitative assessment considers events and circumstances such as macroeconomic conditions, industry and market conditions, cost factors and overall financial performance, as well as company specifications. If after performing this assessment, we conclude it is more likely than not that the fair value of the reporting unit is less than its carrying amount, then we are required to perform the two-step quantitative test. Otherwise, the two-step quantitative test is not required. We elected to not perform the optional qualitative assessment of goodwill; instead, we performed the quantitative impairment test.

When performing the first step of the quantitative test, we determine the fair value of the reporting unit and compare it to the carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds the fair value of the reporting unit, we perform the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. In the second step of the impairment test, we determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment of goodwill has occurred and we must recognize an impairment loss for the difference between the carrying amount and the implied fair value of goodwill.

We estimate reporting unit fair value using a combination of the income approach using the discounted cash flow (“DCF”) analysis and the market approach. Determining fair value requires the exercise of significant judgments, including the amount and timing of expected future cash flows, long-term growth rates, discount rates and relevant comparable public company earnings multiples. The cash flows employed in the DCF analysis are based on our best estimate of future sales, earnings and cash flows after considering factors such as general market conditions and recent operating performance. The discount rates utilized in the DCF analysis are based on the reporting unit’s weighted average cost of capital, which takes into account the relative weights of each component of capital structure (equity and debt) and represents the expected cost of new capital, adjusted as appropriate to consider the risk inherent in future cash flows of our reporting unit. The results of the tests indicated that the estimated fair values of our reporting unit exceeded the carrying value and thus no impairment existed for all periods presented.

In connection with our acquisition by our Parent, we have an intangible asset with an indefinite life associated with our Cars.com trade name. Intangible assets with indefinite lives are tested annually, or more often if circumstances dictate, for impairment and written down to fair value as required. The estimates of fair value are determined using the “relief from royalty” methodology, which is a variation of the income approach. The discount rate assumption is based on an assessment of the risk inherent in the projected future cash flows generated by the trade name intangible asset. The results of our 2016 annual impairment test of the indefinite lived intangible asset indicated the fair value exceeded its carrying value, and therefore, no impairment charge was recorded.

Amortizing intangible assets are amortized on a straight-line basis over the estimated useful lives as follows:

Customer relationships	5-14 years
Acquired software	2-7 years
Trade name—DealerRater.com	12 years
Non-compete agreements	5 years
Content library	2 years

Valuation of Long-Lived Assets.    We review the carrying amount of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Once an indicator of potential impairment has occurred, the impairment test is based on whether the intent is to hold the asset for continued use or to hold the asset for sale. If the intent is to hold the asset for continued use, the impairment test first requires a comparison of projected undiscounted future cash flows against the carrying amount of the asset group. If the carrying value of the asset group exceeds the estimated undiscounted future cash flows, the asset group would be deemed to be potentially impaired. The impairment, if any, would be measured based on the amount by which the carrying amount exceeds the fair value. Fair value is determined primarily using the projected future cash flows, discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost to dispose. No impairment losses were recognized for the periods presented in the statements of income.

Internally Developed Technology.    The Company capitalizes costs associated with customized internal-use software systems that have reached the application development stage. Such capitalized costs include external direct costs utilized in developing or obtaining the applications and payroll and payroll-related expenses for employees who are directly associated with the applications. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and ready for its intended purpose. Successor capitalized software costs in 2016, 2015 and the three months ended December 31, 2014 were $5.2 million, $1.3 million, and $0.5 million, respectively. There were no Predecessor software costs capitalized during the nine months ended October 1, 2014. Capitalized costs are included in property and equipment on the combined balance sheets. Research and development costs are charged to expense as incurred.

Advertising Costs.    We expense all advertising costs as they are incurred. Successor advertising expense in 2016, 2015 and the three months ended December 31, 2014 was $97.1 million, $96.0 million, and $27.4 million, respectively. Predecessor advertising expense for the nine months ended October 1, 2014 was $70.0 million. Advertising costs are included in marketing and sales in the accompanying statements of income.

Income Taxes.    The determination of whether taxes should be presented in a limited liability company’s (“LLC”) financial statements is dependent on whether tax law considers the entity to be a flow-through entity. Cars.com, LLC and Classified Ventures, LLC are both multi-member LLCs that are considered to be partnerships for U.S. income tax purposes, are generally not subject to federal, state or local income taxes and are therefore considered flow-through entities. Accordingly, no income taxes have been recognized in the financial statements for these entities. Our Parent acquired 100% of DealerRater on August 1, 2016. DealerRater is a corporate entity which is subject to income taxes. Income taxes are presented on the combined financial statements using the asset and liability method, under which deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences that exist between the financial statement carrying amount of assets and liabilities and their respective tax basis, as well as from operating loss and tax credit carry-forwards. Deferred income taxes reflect expected future tax benefits (i.e., assets) and future tax costs (i.e., liabilities). The tax effect of net operating loss, capital loss and general business credit carryovers result in deferred tax assets. We measure deferred tax assets and liabilities using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recoverable or settled. We recognize the effect on deferred taxes of a change in tax rates in income in the period that includes the enactment date. Valuation allowances are established if, based upon the weight of available evidence, management determines it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

Fair Value of Financial Instruments.    Our financial instruments include marketable securities held at fair value. Financial instruments also include accounts receivable, accounts payable and accrued liabilities. The carrying values of these instruments approximate their fair value.

New Accounting Pronouncements Not Yet Adopted.    In May 2014, the FASB issued a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The required adoption date of the standard is January 1, 2018. The two permitted transition methods are the full retrospective method, in which case the standard would be applied to each prior reporting period presented and the cumulative effect of applying the standard would be recognized at the earliest period shown; and the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. We currently anticipate adopting the standard using the modified retrospective method. Our primary source of revenue is through the sale of online subscription advertising products to car dealerships. We currently do not expect the standard to have a material impact on this revenue stream, which will continue to be recognized on a straight-line basis over the contract term as the service is provided to our customers.

In January 2016, the FASB issued new guidance that amended several elements surrounding the recognition and measurement of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation) to be measured at fair value with changes in fair value recognized in Net income. We are currently evaluating the effect this new guidance will have on our financial statements and related disclosures.

In February 2016, the FASB issued new guidance related to leases which will require lessees to recognize assets and liabilities on the combined balance sheets for leases with lease terms of more than 12 months. Consistent with current U.S. GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current U.S. GAAP—which requires only capital leases to be recognized on the combined balance sheets—the new guidance will require both types of leases to be recognized on the combined balance sheets. The new guidance is effective for us beginning in the first quarter of 2019 and will be adopted using a modified retrospective approach. We are currently evaluating the effect it is expected to have on our financial statements and related disclosures.

In June 2016, the FASB issued new guidance related to the measurement of credit losses on financial instruments. The new guidance changes the way credit losses on accounts receivable are estimated. Under current U.S. GAAP, credit losses on trade accounts receivable are recognized once it is probable that such losses will occur. Under the new guidance, we will be required to estimate credit losses based on the expected amount of future collections which may result in earlier recognition of allowance for doubtful accounts. The new guidance is effective for public companies beginning in the first quarter of 2020 and will be adopted using a modified retrospective approach. We are currently evaluating the effect this new guidance will have on our financial statements and related disclosures.

In January 2017, the FASB issued guidance that eliminates the requirement to calculate the implied fair value of goodwill (i.e., Step 2 of today’s goodwill impairment test) to measure a goodwill impairment charge. Instead, companies will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value (i.e., measure the charge based on Step 1 of the impairment test). The standard has tiered effective dates, starting in 2020. Early adoption is permitted for interim and annual goodwill impairment testing dates after January 1, 2017.

NOTE 3

Acquisition

On August 1, 2016, our Parent acquired 100% of DealerRater for $114.9 million, net of cash acquired. DealerRater is a leading automotive dealer review website. The acquisition of DealerRater was pushed down to the combined balance sheets through the Parent’s investment and financial results have been included in the combined statements of income. We expect that the addition of DealerRater will further strengthen our position as a leader in online automotive reviews.

The purchase price was allocated to the tangible assets and identified intangible assets acquired based on their estimated fair values. The excess purchase price over those fair values was recorded as goodwill. At the acquisition date, the purchase price assigned to the acquired assets and assumed liabilities is summarized as follows (in thousands of dollars):

Cash	$2,559
Trade receivables	1,260
Prepaid expenses and other current assets	272
Property and equipment	411
Goodwill	84,879
Amortizable intangible assets	38,800

Total assets acquired	128,181

Total liabilities assumed	10,722

Acquisition purchase price	$117,459

The impact to our Combined Statements of Income from August 1, 2016, the acquisition date, to December 31, 2016 was $8.0 million of revenue and $0.9 million of operating income. The impact to our Combined Statements of Income on a pro forma basis, assuming the acquisition occurred as of the beginning of 2015, is immaterial.

NOTE 4

Goodwill and other intangible assets

Goodwill and amortizable intangible assets at December 31, 2016 and December 31, 2015 is as follows (in thousands):

	Gross	Accumulated Amortization	Net
Dec. 31, 2016
Goodwill	$788,107	$—	$788,107
Indefinite-lived intangibles:
Trade name	872,320	—	872,320
Amortizable intangible assets:
Customer relationships	814,240	(140,788)	673,452
Acquired software	71,700	(22,798)	48,902
Trade name	9,800	(340)	9,460
Non-compete agreements	2,860	(1,287)	1,573
Content library	2,100	(438)	1,662

Total amortizable intangible assets	900,700	(165,651)	735,049

Total	$2,561,127	$(165,651)	$2,395,476

Dec. 31, 2015
Goodwill	$703,228	$—	$703,228
Indefinite-lived intangibles:
Trade name	872,320	—	872,320
Amortizable intangible assets:
Customer relationships	789,540	(77,696)	711,844
Acquired software	69,500	(12,411)	57,089
Non-compete agreements	2,860	(715)	2,145

Total amortizable intangible assets	861,900	(90,822)	771,078

Total	$2,437,448	$(90,822)	$2,346,626

Successor amortization expense was $74.8 million, $72.7 million and $18.2 million in 2016, 2015 and the three months ended December 31, 2014. No intangible asset amortization expense was incurred during the Predecessor period presented.

Customer relationships, acquired software and non-compete agreements are amortized on a straight-line basis over their useful lives. In connection with the acquisition of DealerRater we recorded customer relationships of $24.7 million and other intangible assets of $14.1 million, related to trade name, acquired software and content library which will be amortized over a weighted average period of 10 years.

The following table summarizes the changes in our net goodwill balance during 2016 (in thousands):

Balance at Dec. 31, 2015:
Goodwill	$703,228

Net balance at Dec. 31, 2015	703,228

Activity during the period:
Acquisition	84,879

Total	788,107

Balance at Dec. 31, 2016:
Goodwill	788,107

Net balance at Dec. 31, 2016	$788,107

No goodwill impairment has been recorded in the Successor or Predecessor period presented.

The following table shows the projected annual amortization expense, as of December 31, 2016, related to our existing amortizable intangible assets (in thousands):

2017	$77,870
2018	76,974
2019	76,377
2020	78,347
2021 and thereafter	425,481

Total	$735,049

NOTE 5

Investments

We have recorded a $9.3 million investment in RepairPal, Inc. (“RepairPal”), an online marketplace offering consumers a price estimator for car repairs and an ability to research repair shop reviews. This investment is comprised of a $5.0 million investment made in 2012 for preferred stock, initially convertible into an equal number of shares of common stock. Each share of preferred stock carries a number of votes equal to the number of shares of common stock, has a substantive liquidation preference and is not actively traded. In March 2014, we invested an additional $2.0 million in RepairPal. In May 2016, we purchased $2.2 million of convertible debt issued by RepairPal. The debt accrues interest at an annual rate of seven percent and matures in May 2018, at which time the debt converts into shares of preferred stock. Our ownership interest in RepairPal was 22% as of December 31, 2016.

We account for our investment in RepairPal under the cost method. While we believe that we have the ability to exercise significant influence, it has been determined that our investment is not substantially similar to common stock on the acquisition date because it has a substantive liquidation preference over RepairPal’s common stock. This factor precludes us from accounting for the investment under the equity method.

The aggregate carrying amount of the investment in preferred stock as of December 31, 2016 and December 31, 2015 was $7.0 million. No events or circumstances occurred that required us to estimate the fair value of the investment.

NOTE 6

Long-term incentive plan

In June 2001, we established a long-term incentive plan (“LTIP”). Under the plan, at our discretion, we may designate employees to participate and may make annual cash contributions to the participants’ account. The contributions are invested at the participant’s direction among investment options including mutual funds and fixed income funds. In 2016, 2015 and the three months ended December 31, 2014, the Successor contributed $0.6 million, $0.2 million and $1.7 million, respectively. In the nine months ended October 1, 2014, the Predecessor contributed $0.6 million. The total amount contributed by us is marked to market quarterly and any unrealized gains (losses) are recognized through the statements of income.

The amounts contributed to participants’ accounts vest over a three-year period. One-third of the amount contributed in a plan year (and any increases or decreases in the account as a result of income, gains, losses or costs allocated to the account) vests and is payable on February 15 of each of the three succeeding plan years after the plan year in which the contribution was made. Once a portion of an award vests, it is either deferred for one year or paid to the participant. This initial deferral election is made by the participant prior to the plan year for which the award was issued. One year following the vesting date, that same portion of the deferred award is either deferred for five years or paid to the participant. This subsequent deferral election is made no later than December 31 of the plan year prior to the plan year for which the award was issued. If a participant is involuntarily terminated other than for cause as defined by the plan, the participant’s account becomes 100% vested and distributed. If a participant resigns, the vested portion of the participant’s account is distributed and the unvested portion is forfeited. The forfeited funds are retained within the LTIP investment account and used to offset future contributions. The amount of funds forfeited under the Successor in each of 2016, 2015 and the three months ended December 31, 2014 was $0.1 million. The amount of funds forfeited under the Predecessor in the nine months ended October 1, 2014 was also $0.1 million.

Under this plan, deferred Successor compensation expense for 2016, 2015 and the three months ended December 31, 2014 was $0.9 million, $1.3 million and $0.1 million, respectively. Predecessor compensation expense for the nine months ended October 1, 2014 was $0.6 million. The deferred compensation liability as of December 31, 2016 and 2015 was $3.1 million and $2.7 million, respectively. Deferred compensation liabilities that will be settled within the next twelve months are recorded in accrued compensation, with the remainder recorded in deferred incentive plans, less current portion, on the combined balance sheets.

NOTE 7

Fair value measurement

We measure and record certain assets at fair value in the accompanying financial statements. U.S. GAAP establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and our own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1—	Quoted market prices in active markets for identical assets or liabilities;

Level 2—	Inputs other than Level 1 inputs that are either directly or indirectly observable; and

Level 3—	Unobservable inputs developed using our own estimates and assumptions, which reflect those that a market participant would use.

Financial assets that are carried at fair value on a recurring basis in the combined balance sheets consist of marketable securities held as LTIP investments.

The following table presents the LTIP investments carried at fair value as of December 31, 2016 and December 31, 2015, by category on the combined balance sheets in accordance with the valuation hierarchy defined above (in thousands):

Fair value measurement as of Dec. 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds	$2,228	$—	$—	$2,228

Total	$2,228	$—	$—	$2,228

Investments valued using the net asset value as practical expedient:
Fixed income fund				$1,031

Total investments at fair value				$3,259

Fair value measurement as of Dec. 31, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds	$2,620	$—	$—	$2,620

Total	$2,620	$—	$—	$2,620

Investments valued using the net asset value as practical expedient:
Fixed income fund				$812

Total investments at fair value				$3,432

Fair value for mutual funds is measured using Level 1 inputs and quoted market prices at the reporting date multiplied by the quantity held. Our fixed income fund investment consists of a commingled fund for which quoted market prices are not available. The fair value of the investment represents the net asset value as provided by the trustee.

In addition to the financial instruments listed in the table above, we hold other financial instruments, including cash and cash equivalents, receivables and accounts payable. The carrying amounts for these balances approximated their fair values for the years ended December 31, 2016 and 2015.

Certain assets and liabilities are measured at fair value on a nonrecurring basis, and therefore, not included in the tables above. These assets include goodwill and intangible assets and result as acquisitions occur. The amounts assigned to intangible assets and goodwill as they relate to the Company’s acquisitions are based on the Company’s best estimate of the fair value. The Company uses an independent valuation specialist to assist in determining the fair value of the identified intangible assets at acquisition. The fair value of the significant identified intangible assets is generally estimated using a combination of an income approach using the discounted cash flow (“DCF”) analysis and market approach using the guideline public company analysis, which represents a Level 3 fair value measurement. The income approach includes a forecast of direct revenues and costs associated with the respective intangible assets and charges for economic returns on tangible and intangible assets utilized in cash flow generation. The market approach also uses forecasted revenue and earnings, as well as comparable public company trading values. Net cash flows attributable to the identified intangible assets are discounted to their present value at a rate commensurate with the perceived risk

NOTE 8

Other accrued liabilities

Our other accrued liabilities consisted of the following as of December 31, 2016 and December 31, 2015 (in thousands):

	Dec. 31, 2016	Dec. 31, 2015
Unfavorable contracts liability, current portion	$25,200	$25,200
Marketing expenses	9,269	11,673
Other	7,653	10,309

Total other accrued liabilities	$42,122	$47,182

NOTE 9

Share appreciation rights plan

Effective as of January 1, 2012, we established a Share Appreciation Rights Plan (the “Plan”). The Plan is intended to motivate certain key employees to maximize their contributions to our long-term success and to encourage them to remain in our employment through awards of stock appreciation rights. We may, at our discretion, designate key employees to participate in the plan. Eligible participants will receive a number of stock appreciation rights annually that entitle the employee to receive the appreciation in the fair market value of a share from the date of grant up to a specified date or dates plus an amount equal to the distributions per share. Awards granted in a given year vest to the participant over a three-year period. Benefits paid under the Plan are made in cash, not common stock, at the end of the three-year vesting period from the original grant date. Expenses related to the Plan have been recorded in accordance with the accounting standards for share based payments. Due to the cash settlement at the end of the performance period, the awards are classified as a liability and are remeasured each reporting period at fair value.

Upon the settlement of vested rights, the participant receives a lump sum cash payment in an amount equal to (i) the value of a common unit as of the date of settlement, plus any dividend distributions per unit less (ii) the grant price value of a common unit on the grant date.

Successor Period Activity.    In each of 2016 and 2015, the Successor granted 0.4 million of stock appreciation rights to eligible participants with a base price of $13.12 and $12.00, respectively. The base price was determined with the assistance of a third party valuation analysis which based the company value on the combination of income and market approaches. No stock appreciation rights were awarded in the successor period for the three months ended December 31, 2014.

A summary of Successor stock appreciation rights activity is presented below (amounts in thousands except for average price and remaining term):

2016 Successor Activity	Rights/ Units	Weighted Avg. Grant Price	Remaining Avg. Contract Terms	Aggregate Intrinsic Value
Rights outstanding as of December 31, 2015	3,792	$5.74
Granted[1]	406	13.12
Settled	(2,019)	4.47
Canceled	(60)	12.84

Rights outstanding as of December 31, 2016	2,119	$8.16	0.5	$11,718

Rights vested as of December 31, 2016	1,755	$7.21	0.3	$10,427

(1)	The grant date fair value of stock appreciation rights granted in 2016 was $3.83.

2015 Successor Activity	Rights/ Units	Weighted Avg. Grant Price	Remaining Avg. Contract Terms	Aggregate Intrinsic Value
Rights outstanding as of December 31, 2014	5,522	$4.71
Granted[1]	386	12.00
Settled	(2,116)	4.19
Canceled	—	—

Rights outstanding as of December 31, 2015	3,792	$5.74	0.2	$25,868

Rights vested as of December 31, 2015	3,534	$5.28	0.1	$25,580

(1)	The grant date fair value of stock appreciation rights granted in 2015 was $3.59.

2014 Successor Activity	Rights/ Units	Weighted Avg. Grant Price	Remaining Avg. Contract Terms	Aggregate Intrinsic Value
Rights outstanding as of October 1, 2014	5,522	$4.71
Granted	—	—
Settled	—	—
Canceled	—	—

Rights outstanding as of December 31, 2014	5,522	$4.71	—	$43,795

Rights vested as of December 31, 2014	5,522	$4.71	—	$43,795

We measure the fair value of awards issued under the Plan by the Successor using the Black-Scholes pricing model. Significant estimates used in the Black-Scholes pricing model include the: risk free interest rate, dividend yield, volatility, and expected life. Each assumption is discussed below.

Risk-free interest rate—We base the risk-free interest rate on the yield to maturity at the time of the award on corresponding U.S. government bonds having a remaining life that approximate the award’s expected life.

Expected dividend—The dividend assumption is based on our expectations about our dividend policy on the date of grant.

Expected volatility—The fair value of stock-based awards reflects volatility factors calculated using historical market data of comparable companies.

Expected life—The expected term represents the period that our stock-based awards are expected to be outstanding.

The following assumptions were used to estimate the fair value of the 2016 and 2015 stock appreciation right awards:

	Values
Assumption	2016	2015
Risk-free interest rate	1.30%	1.09%
Expected dividend	—%	—%
Expected volatility	41.0%	42.5%
Expected life	3	3

Successor stock appreciation rights expense in 2016 and 2015 was $1.5 million and $0.1 million, respectively. As part of the business combination by our Parent described in Note 1, we recorded $15 million of share appreciation rights expense due to the acceleration of the vesting of stock appreciation rights during the three months ended December 31, 2014. Stock appreciation rights expense is recorded within general and administrative expenses on the Combined Statements of Income. No stock appreciation rights expense was capitalized as part of an asset. Deferred compensation liability related to the Plan as of December 31, 2016 and December 31, 2015 was $10.8 million and $25.9 million, respectively, including $9.1 million and $16.7 million in accrued liabilities.

The aggregate intrinsic value, which includes a dividend component, related to stock appreciation rights settled through cash payments in 2016 and 2015 was $16.7 million and $18.6 million, respectively. The aggregate fair value of stock appreciation rights vested during 2016 and 2015 was $1.2 million and $0.5 million, respectively.

Total unrecognized compensation cost related to nonvested rights as of December 31, 2016 was $2.0 million and will be recognized in 2017 and 2018. The remaining stock appreciation rights obligation of $10.8 million, inclusive of a tax component of $0.2 million, will be paid in 2017, 2018, and 2019 in the amounts of $9.1 million, $1.1 million, and $0.6 million, respectively.

Predecessor Period Activity.    In the nine months ended October 1, 2014, the Predecessor awarded 1.4 million of stock appreciation rights to eligible participants with a base price of $5.84. The price was determined by considering the price obtained for the sale of Apartments.com and the sale of the remaining interest of Cars.com to the Parent.

In April 2014, as a result of the Apartments.com sale, the vesting of the rights was accelerated per a board of directors’ resolution and they were immediately settled. The stock appreciation rights settlement was made in April 2014 to active Apartments.com participants.

On October 1, 2014, as a result of the sale of Cars.com to TEGNA, the vesting of the non-vested rights was accelerated and became immediately vested. The cash settlement of these stock appreciation rights was fixed as of October 1, 2014 at an amount equal to $25.8 million and will be paid in January of each year following the initial three year vesting period following the sale.

A summary of Predecessor stock appreciation rights activity is presented below (amounts in thousands except for average price and remaining term):

2014 Predecessor Activity	Rights/ Units	Weighted Avg. Grant Price	Remaining Avg. Contract Terms	Aggregate Intrinsic Value
Rights outstanding as of December 31, 2013	5,102	$4.33
Granted	1,388	5.84
Settled	(961)	4.32
Canceled	(7)	4.48

Rights outstanding as of October 1, 2014	5,522	$4.71	—	$43,795

Rights vested as of October 1, 2014	5,522	$4.71	—	$43,795

During the Predecessor period we measured the cost associated with awards issued under the Plan using a graded vesting intrinsic value method, which includes a price increase in market value and a dividend component. Under this method, the cost of services related to the Plan reflects changes in the common unit price and the relative vesting period of rights.

Predecessor stock appreciation rights expense for the nine months ended October 1, 2014 was $42.3 million as a result of adjusting the rights to fair value and the acceleration of the vesting of stock appreciation rights due to the sale transactions. Stock appreciation rights expense is recorded within general and administrative expenses on the Consolidated Statements of Income. No stock appreciation rights expense was capitalized as part of an asset.

The aggregate intrinsic value, which includes a dividend component, related to stock appreciation rights settled through cash payment during the nine months ended October 1, 2014 was $3.8 million.

NOTE 10

Income taxes

The provision (benefit) for income taxes of DealerRater, a corporate entity that is subject to income tax, consists of the following (in thousands):

2016	Current	Deferred	Total
Federal	$1,001	$(538)	$463
State and other	—	125	125

Total provision (benefit) for income taxes	$1,001	$(413)	$588

The provision for income taxes varies from the U.S. federal statutory tax rate as a result of the following differences:

2016
U.S. statutory tax rate	34.0%
Increase (decrease) in taxes resulting from:
State taxes (net of federal income tax benefit)	5.7
Nondeductible meals and entertainment	0.4

Effective Tax Rate of DealerRater	40.1%

Deferred tax liabilities and assets were composed of the following at the end of December 31, 2016 (in thousands):

Dec. 31, 2016
Liabilities
Accelerated depreciation	$98
Accelerated amortization of deductible intangibles	8,621

Total deferred tax liabilities	$8,719

Assets
Accrued compensation	$336
Other	40
Loss carryforward	18

Total deferred tax assets	$394

Total net deferred tax liabilities of DealerRater	$8,325

We file income tax returns in the U.S. and various state jurisdictions. The 2012 through 2016 tax years remain subject to examination by the Internal Revenue Service and state authorities.

For uncertain income tax positions, the Company uses a more likely than not recognition threshold based on the technical merits of the income tax position taken. Income tax positions that meet the more likely than not recognition threshold are measured in order to determine the tax benefit recognized in the financial statements. As of December 31, 2016, the Company’s management has determined that it does not have any material uncertain tax positions.

The Company recognizes accrued interest related to unrecognized tax benefits as part of income tax expense. Penalties, if incurred, are also recognized as a component of income tax expense. During the year ended December 31, 2016, the Company did not incur any interest or penalties, and accordingly no such amounts are recorded in the consolidated financial statements.

NOTE 11

Retirement plans

All our employees are eligible to participate in our principal defined contribution plan. Participants are eligible on the first day of the quarter following the date of hire after one month of service and are allowed to make tax-deferred contributions up to 100% of annual compensation, subject to limitations specified by the Internal Revenue Code.

Our company match is 100% of the employee’s contribution up to 3% of the employee’s salary, and thereafter 50% of the employee’s contribution, until the employee’s contributions reach 5% of the employee’s salary. All contributions are immediately fully vested. Successor compensation expense related to the 401(k) in 2016, 2015 and for the three months ended December 31, 2014 was $4.0 million, $3.8 million and $0.8 million, respectively. Predecessor 401(k) compensation expense for the nine months ended October 1, 2014 was $2.7 million.

NOTE 12

Commitments, contingent liabilities and other matters

Litigation.    We are defendants from time to time in judicial and administrative proceedings involving matters incidental to our business. We do not believe that any material liability will be imposed as a result of these matters.

Operating leases.    We are obligated as lessee under certain non-cancelable operating leases for office space, and are also obligated to pay insurance, maintenance and other executory costs associated with the leases. Successor rental expense in 2016, 2015 and the three months ended December 31, 2014 was $6.8 million, $6.4 million and $1.5 million, respectively. Predecessor rental expense for the nine months ended October 1, 2014 was $5.3 million.

Future minimum operating lease payments as of December 31, 2016 are as follows (in thousands):

2017	$8,133
2018	5,833
2019	4,018
2020	3,357
2021 and thereafter	45,671

Total	$67,012

NOTE 13

Related party transactions

The following is a discussion of our relationship with our Parent, the services provided by both parties and how transactions with our Parent and our Parent’s affiliates have been accounted for in the combined financial statements. In addition, we summarize commercial transactions during the Predecessor periods with the former owners of Classified Ventures, LLC.

Revenue.    Revenue earned from a commercial agreement with our Parent for the years ended December 31, 2016 and December 31, 2015 and the three months ended December 31, 2014 was $8.5 million, $7.7 million and $1.9 million, respectively.

Predecessor net revenue generated from our previous owners is presented within wholesale revenue on our consolidated statements of income during the nine months ended October 1, 2014 was $69.7 million.

Equity.    Equity in the Successor Combined Balance Sheets represents the accumulated balance of transactions between us and our Parent, our paid-in-capital, and our Parent’s interest in our cumulative retained earnings, and are presented within “Parent’s investment, net”. The amounts comprising the accumulated balance of transactions between us and our Parent and our Parent’s affiliates include (i) the cumulative net assets attributed to us by our Parent and our Parent’s affiliates and (ii) the cumulative net advances to our Parent representing our cumulative funds swept (net of funding provided by our Parent and our Parent’s affiliates to us) as part of the centralized cash management program described further below.

Centralized cash management.    Our Parent utilizes a centralized approach to cash management and the financing of its operations, providing funds to its entities as needed. These transactions are recorded in “Parent’s investment, net” when advanced. Accordingly, none of our Parent cash and cash equivalents have been assigned to us in the Combined Financial Statements. Cash and cash equivalents in our Combined Balance Sheets represent cash held locally by us.

NOTE 14

Discontinued operations

In April 2014, the net assets of Apartments.com, a wholly owned subsidiary of the Predecessor, were sold to a third party for a purchase price of $585.0 million. This consisted of a $555.7 million immediate payment and a $29.3 million escrow payment was paid by the buyer in April 2015. The escrow amount was included within other receivables on the combined balance sheets prior to its settlement in 2015. The other previous owners of the Predecessor were entitled to approximately $21.4 million of the escrow amount. A liability for this amount was included in accrued liabilities—other prior to its settlement in 2015. Subsequent to the sale, the Predecessor had no significant involvement in the Apartments.com business other than a limited transition services agreement for the remainder of 2014. Under this agreement, the Predecessor provided legal, facilities, technology, office space and accounting to the buyer. As a result of the sale, the financial results for Apartments.com are included in discontinued operations. Results of the Apartments.com discontinued operations for the nine months ended October 1, 2014 is summarized as follows (in thousands):

Jan. 1 – Oct. 1, 2014
Net revenue	$20,835
Net revenue Affiliate Investor	1,570
Total operating expenses	16,792
Gain on sale of Apartments.com	563,388

Income from Discontinued Operations	$569,001

NOTE 15

Subsequent events

There were no known events occurring after the combined balance sheets date and up until the date of the issuance of these financial statements that would materially affect the information presented herein. We evaluated subsequent events through March 22, 2017, the date of the issuance of these financial statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by the registrant in connection with the issuance of the securities being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

Item	Amount
Securities and Exchange Commission registration fee	$272.26
Legal fees and expenses	$50,000
Accounting fees and expenses	$10,000
Printing expenses	$25,000
Total	$85,272.26

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Delaware law provides that directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Cars.com’s amended and restated certificate of incorporation and by-laws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of Cars.com, or for serving at Cars.com’s request as a director or officer or another position at another corporation or enterprise, as the case may be. Cars.com’s amended and restated certificate of incorporation and by-laws also provide that Cars.com must indemnify and advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Cars.com’s amended and restated certificate of incorporation expressly authorize Cars.com to carry directors’ and officers’ insurance to protect Cars.com, its directors, officers and certain employees for some liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On August 26, 2016, Cars.com issued 100 shares of its common stock to TEGNA for total consideration of $100.00. Pursuant to Section 4(a)(2) of the Securities Act, Cars.com did not register the issuance of the shares under the Securities Act because such issuance did not constitute a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

See Exhibit Index.

(b) Financial Statement Schedules

None.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on May 11, 2017.

Cars.com Inc.

By:	/s/ Alex Vetter
Name: Alex Vetter
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on May 11, 2017.

Signature	Title	Date

/s/ Alex Vetter	President and Chief Executive Officer (Principal Executive Officer)	May 11, 2017
Alex Vetter

/s/ Becky A. Sheehan	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 11, 2017
Becky A. Sheehan

/s/ Gracia C. Martore	Director	May 11, 2017
Gracia C. Martore

/s/ Todd A. Mayman	Director	May 11, 2017
Todd A. Mayman

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1	Form of Separation and Distribution Agreement by and between TEGNA Inc. and Cars.com Inc. (incorporated by reference to Exhibit 2.1 of Amendment No. 2 to Cars.com Inc.’s Registration Statement on Form 10 filed on February 3, 2017, File No. 001-37869).

3.1	Form of Amended and Restated Certificate of Incorporation of Cars.com Inc. (incorporated by reference to Exhibit 3.1 of Amendment No. 4 to Cars.com Inc.’s Registration Statement on Form 10 filed on April 27, 2017, File No. 001-37869).

3.2	Form of Amended and Restated By-Laws of Cars.com Inc. (incorporated by reference to Exhibit 3.2 of Amendment No. 4 to Cars.com Inc.’s Registration Statement on Form 10 filed on April 27, 2017, File No. 001-37869).

5.1	Opinion of Wachtell, Lipton, Rosen & Katz.*

10.1	Form of Transition Services Agreement by and between TEGNA Inc. and Cars.com Inc. (incorporated by reference to Exhibit 10.1 of Amendment No. 2 to Cars.com Inc.’s Registration Statement on Form 10 filed on February 3, 2017, File No. 001-37869).

10.2	Form of Tax Matters Agreement by and between TEGNA Inc. and Cars.com Inc. (incorporated by reference to Exhibit 10.2 of Amendment No. 2 to Cars.com Inc.’s Registration Statement on Form 10 filed on February 3, 2017, File No. 001-37869).

10.3	Form of Employee Matters Agreement by and between TEGNA Inc. and Cars.com Inc. (incorporated by reference to Exhibit 10.3 of Amendment No. 4 to Cars.com Inc.’s Registration Statement on Form 10 filed on February 3, 2017, File No. 001-37869).

10.4	Form of Cars.com Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 of Amendment No. 4 to Cars.com Inc.’s Registration Statement on Form 10 filed on April 27, 2017, File No. 001-37869).

10.5	Form of Cars.com Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.5 of Amendment No. 4 to Cars.com Inc.’s Registration Statement on Form 10 filed on April 27, 2017, File No. 001-37869).

10.6	Restricted Stock Unit Award Agreement, effective as of January 1, 2017, between Cars.com Inc. and Alex Vetter (incorporated by reference to Exhibit 10.6 of Amendment No. 4 to Cars.com Inc.’s Registration Statement on Form 10 filed on April 27, 2017, File No. 001-37869).

10.7	Cars.com, LLC Share Appreciation Rights Plan (incorporated by reference to Exhibit 10.7 of Amendment No. 4 to Cars.com Inc.’s Registration Statement on Form 10 filed on April 27, 2017, File No. 001-37869).

10.8	Share Appreciation Rights Award Agreement (2015 – 2017 Performance Period), dated as of January 1, 2016, between Cars.com, LLC and Alex Vetter (incorporated by reference to Exhibit 10.8 of Amendment No. 4 to Cars.com Inc.’s Registration Statement on Form 10 filed on April 27, 2017, File No. 001-37869).

10.9	Share Appreciation Rights Award Agreement (2015 – 2017 Performance Period), dated as of January 1, 2016, between Cars.com, LLC and John Clavadetscher (incorporated by reference to Exhibit 10.9 of Amendment No. 4 to Cars.com Inc.’s Registration Statement on Form 10 filed on April 27, 2017, File No. 001-37869).

10.10	Share Appreciation Rights Award Agreement (2016 – 2018 Performance Period), dated as of January 1, 2016, between Cars.com, LLC and Alex Vetter (incorporated by reference to Exhibit 10.10 of Amendment No. 4 to Cars.com Inc.’s Registration Statement on Form 10 filed on April 27, 2017, File No. 001-37869).

10.11	Share Appreciation Rights Award Agreement (2016 – 2018 Performance Period), dated as of January 1, 2016, between Cars.com, LLC and John Clavadetscher (incorporated by reference to Exhibit 10.11 of Amendment No. 4 to Cars.com Inc.’s Registration Statement on Form 10 filed on April 27, 2017, File No. 001-37869).

10.12	Cars.com, LLC Long Term Incentive Plan (incorporated by reference to Exhibit 10.12 of Amendment No. 4 to Cars.com Inc.’s Registration Statement on Form 10 filed on April 27, 2017, File No. 001-37869).

10.13	Employment Agreement, dated as of November 4, 2014, between Cars.com, LLC and Alex Vetter (incorporated by reference to Exhibit 10.13 of Amendment No. 4 to Cars.com Inc.’s Registration Statement on Form 10 filed on April 27, 2017, File No. 001-37869).

10.14	Letter Agreement, dated as of November 2, 2016, between Cars.com, LLC and Alex Vetter (incorporated by reference to Exhibit 10.14 of Amendment No. 4 to Cars.com Inc.’s Registration Statement on Form 10 filed on April 27, 2017, File No. 001-37869).

10.15	Letter Agreement, dated as of November 21, 2016, between Cars.com, LLC and Becky Sheehan (incorporated by reference to Exhibit 10.15 of Amendment No. 4 to Cars.com Inc.’s Registration Statement on Form 10 filed on April 27, 2017, File No. 001-37869).

10.16	Letter Agreement, dated as of June 1, 2016, between Cars.com, LLC and John Clavadetscher (incorporated by reference to Exhibit 10.16 of Amendment No. 4 to Cars.com Inc.’s Registration Statement on Form 10 filed on April 27, 2017, File No. 001-37869).

10.17	Letter Agreement, dated as of September 23, 2016, between Cars.com, LLC and Jim Rogers (incorporated by reference to Exhibit 10.17 of Amendment No. 4 to Cars.com Inc.’s Registration Statement on Form 10 filed on April 27, 2017, File No. 001-37869).

21.1	Subsidiaries of Cars.com Inc. (incorporated by reference to Exhibit 21.1 of Amendment No. 3 to Cars.com Inc.’s Registration Statement on Form 10 filed on April 12, 2017, File No. 001-37869).

23.1	Consent of Ernst & Young LLP.*

23.2	Consent of PricewaterhouseCoopers LLP*

23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1).*

*	Filed herewith.